Form 20-F
period 2023-12-31
FBS Global Ltd
filed 2024-06-28
CIK 1938534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-269469

FBS Global Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of Principal Executive Offices)

Kelvin Ang, Chief Executive Officer

+65-62857781

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.001 per share	FBGL	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023 was: 11,250,000 ordinary shares, par value $0.001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s of assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262 (b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

EXPLANATORY NOTE

On April 1, 2024, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form F-1 (Commission File No. 333-269469) (“Form F-1 Registration Statement”) of FBS Global Limited, a limited liability company organized under the law of Cayman Islands.

Rule 15d-2 (“Rule 15d-2”) under the Securities Exchange Act of 1934, as amended, provides generally that if a company’s registration statement under the Securities Act of 1933, as amended, does not contain certified financial statements for the company’s last full fiscal year preceding the year in which the registration statement becomes effective then the company must, within the later of 90 days after the effective date of the registration statement or four months following the end of the registrant’s latest full fiscal year, file a special financial report furnishing certified financial statements for the last full fiscal year, meeting the requirements of the form appropriate for annual reports of that company. Rule 15d-2 further provides that the special financial report is to be filed under cover of the facing sheet of the form appropriate for annual reports of the company.

The Form F-1 Registration Statement did not contain the certified financial statements of FBS Global Limited for the last fiscal year ended December 31, 2023; therefore, as required by Rule 15d-2, FBS Global Limited is hereby filing the certified financial statements of FBS Global Limited with the SEC under cover of the facing page of an annual report on Form 20-F.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of FBS Global Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FBS Global Limited (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2022 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022).

New York, New York

June 27, 2024

FBS Global Limited

Consolidated Balance Sheets

	As of December 31,
	2022 SGD	2023 SGD	2023 USD
Assets
Current assets
Cash	1,889,817	4,482,359	3,316,946
Restricted cash	100,000	-	-
Accounts receivable, net	3,415,966	3,528,901	2,611,387
Contract assets	7,023,941	5,110,365	3,781,670
Other receivables – related parties	-	242,794	179,668
Prepayments and other current assets	112,028	115,080	85,159
Total current assets	12,541,752	13,479,499	9,974,830

Non-current assets
Property, plant and equipment	3,850,803	3,692,349	2,732,338
Deferred offering cost	522,987	828,458	613,059
Deferred tax assets, net	272,778	268,213	198,478
Total non-current assets	4,646,568	4,789,020	3,543,875
Total assets	17,188,320	18,268,519	13,518,705

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,081,389	2,481,227	1,836,108
Contract liabilities	425,332	1,482,957	1,097,388
Current portion of bank borrowings	1,150,176	1,447,966	1,071,495
Due to related parties	150,426	83,388	61,707
Dividend payable	5,817,274	5,817,274	4,304,783
Financing lease liabilities- current	16,680	16,680	12,343
Accrued expenses and other current liabilities	538,646	635,795	470,488
Tax payable	196,581	307,269	227,379
Total current liabilities	10,376,504	12,272,556	9,081,691

Non-current liabilities
Financing lease liabilities- non-current	27,800	11,120	8,229
Bank borrowings, non-current	1,694,188	890,330	658,844
Total non-current liabilities	1,721,988	901,450	667,073
Total liabilities	12,098,492	13,174,006	9,748,764
Commitments and contingencies
Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; US$0.001 par value, 11,250,000* shares issued and outstanding as of December 31, 2022 and 2023, respectively	15,203	15,203	11,250
Additional paid in capital	2,684,797	2,684,797	1,986,064
Retained earnings	2,389,828	2,394,513	1,772,627
Total shareholders’ equity	5,089,828	5,094,513	3,769,941
Total liabilities and shareholders’ equity	17,188,320	18,268,519	13,518,705

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on August 2, 2022

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Income and Comprehensive Income

	For the Years Ended December 31,
	2022 SGD	2023 SGD	2023 USD
Revenue	16,824,168	21,810,317	16,139,634
Cost of revenue	14,642,786	19,165,477	14,182,453
Gross profit	2,181,382	2,644,840	1,957,181

Operating expenses
Provision for credit loss	17,272	399,278	295,466
General and administrative expenses	2,089,611	2,290,312	1,694,829
Total operating expenses	2,106,883	2,689,590	1,990,295

Income (loss) from operations	74,499	(44,750)	(33,114)

Other income (expense)
Interest expenses, net	(83,276)	(77,104)	(57,057)
Finance expense, net	(7,125)	(8,096)	(5,991)
Other income	222,309	99,543	73,662
Foreign exchange gain (loss), net	4,510	(2,906)	(2,151)
Total other income, net	136,418	11,437	8,463

Income (loss) before provision for income taxes	210,917	(33,313)	(24,651)
Income tax (expense) benefit	(142,290)	37,998	28,118
Net income	68,627	4,685	3,467

Comprehensive income	68,627	4,685	3,467

Earnings per share – basic and diluted	0.01	0.00	0.00
Weighted average shares outstanding, basic and diluted*	11,250,000	11,250,000	11,250,000

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on August 2, 2022

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2022 and 2023

	Ordinary Shares		Additional Paid-in	Retained	Total	Total
	Shares*	Amount	Capital	Earnings	SGD	USD
Balance as of January 1, 2022	11,250,000	15,203	1,484,797	2,321,201	3,821,201	2,827,690
Capital contribution	-	-	1,200,000	-	1,200,000	888,000
Net income for the year	-	-	-	68,627	68,627	50,784

Balance as of December 31, 2022	11,250,000	15,203	2,684,797	2,389,828	5,089,828	3,766,474
Net income for the year	-	-	-	4,685	4,685	3,467

Balance as of December 31, 2023	11,250,000	15,203	2,684,797	2,394,513	5,094,513	3,769,941

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on August 2, 2022.

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2023

	For the Years Ended December 31,
	2022 SGD	2023 SGD	2023 USD
Cash flows from operating activities:
Net income	68,627	4,685	3,467
Adjustments to reconcile net income to net cash used in operating activities:
Provision for credit losses	17,272	399,278	295,466
Depreciation of property and equipment	146,709	161,711	119,666
Deferred tax expense	1,077	4,565	3,378
Changes in operating assets and liabilities:
Accounts receivable	1,276,371	(115,685)	(85,608)
Contract assets	(435,598)	1,517,048	1,122,616
Account receivables-related parties	(20,368)	-	-
Prepayments and other current assets	(60,274)	(3,052)	(2,258)
Accounts payable	802,001	399,838	295,880
Contract liabilities	(378,771)	1,057,625	782,643
Taxes payable	(327,563)	110,688	81,909
Accrued expenses and other current liabilities	(1,524,719)	97,149	71,890
Net cash (used in) provided by operating activities	(435,236)	3,633,850	2,689,049
Cash flows from investing activities:
Purchase of property, plant & equipment	(102,241)	(3,257)	(2,410)
Loan to related parties	-	(1,130,000)	(836,200)
Collection from loans to related parties	-	887,206	656,532
Net cash used in investing activities	(102,241)	(246,051)	(182,078)
Cash flows from financing activities:
Proceeds from bank borrowings	1,139,435	1,508,177	1,116,051
Repayment of bank borrowings	(2,558,768)	(2,014,245)	(1,490,541)
Payment of financing lease liabilities	(17,081)	(16,680)	(12,343)
Proceeds from borrowings from related party	278	311,011	230,148
Repayment of borrowings from related party	(383,588)	(378,049)	(279,756)
Capital contribution	1,200,000	-	-
Deferred offering cost	(522,987)	(305,471)	(226,049)
Net cash used in financing activities	(1,142,711)	(895,257)	(662,490)

Net (decrease) increase in cash and restricted cash	(1,680,188)	2,492,542	1,844,481
Cash and restricted cash, beginning of year	3,670,005	1,989,817	1,472,465
Cash and restricted cash, end of year	1,989,817	4,482,359	3,316,946
Supplemental disclosure information:
Cash paid for income tax	361,788	26,511	19,618
Cash paid for interest	81,333	75,254	55,688

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	1,889,817	4,482,359	3,316,946
Restricted Cash	100,000	-	-
Total cash and restricted cash shown in the consolidated statements of cash flows	1,989,817	4,482,359	3,316,946

See accompanying notes to consolidated financial statements

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

1. Organization and Business Description

Organization and Nature of Operations

FBS Global Limited is a holding company which was incorporated on March 10, 2022 under the laws of Cayman Islands as an exempted company with limited liability (“FBS Cayman” or “the Company”). It is a holding company with no business operation.

FBS Cayman owns 100% equity interest of Success Elite Development Limited, a limited liability company incorporated in the British Virgin Islands on February 22, 2022, acting as a holding company. Success Elite Development Limited (“SEDL”), in turn, holds 100% equity interest of Finebuild System Pte Ltd. (“FBS SG”), the only operation arm of the group of companies which is a limited liability company incorporated on March 9, 1996 under the laws of the Republic of Singapore.

From the beginning as a construction company since 1996, FBS SG has developed into a premier integrated engineering company that provides a full suite of construction and engineering services. These services include the supply of building materials and precast concrete components, recycling of construction and industrial wastes, research, and development, as well as pavement consultancy services. The Company is an established interior design and build (also referred to as “fit-out”) specialist in Singapore with a track record of over 20 years in institutional, residential, commercial and industrial building projects. The Company’s scope of services comprises design, supply and installation of ceilings, partitions, timber deck, carpet, lead lining, acoustic wall panel, built-in furnishing, carpentry and mechanical & electrical services of a building. The Company also undertakes main construction and building works projects.

A reorganization of the Company’s legal structure was completed on August 2, 2022. The reorganization involved the incorporation of FBS Cayman, and its wholly-owned subsidiaries, SEDL; and the transfer of all equity ownership of FBS SG to SEDL from the former shareholders of FBS SG. In consideration of the transfer, the Company issued 11,250,000 ordinary shares with par value $0.001 per share to the former shareholders of FBS SG.

On August 2, 2022, the former shareholders transferred their 100% ownership interest in FBS SG to SEDL, which is 100% owned by FBS Cayman. After the reorganization, FBS Cayman owns 100% equity interests of SEDL and FBS SG. The controlling shareholder of FBS Cayman is same as that of FBS SG prior to the reorganization.

The transactions were between entities under common control, and therefore accounted for in a manner similar to the pooling-of-interest method. Under the pooling-of-interests method, combination between two businesses under common control is accounted for at carrying amounts with retrospective adjustment of prior period financial statements, and the equity accounts of the combining entities are combined and the difference between the consideration paid and the net assets acquired is reflected as an equity transaction (i.e., distribution to parent company). As opposed to the purchase method of accounting, no intangible assets are recognized in the transaction, and no goodwill is recognized as a result of the reorganization.

The accompanying consolidated financial statements reflect the activities of FBS Cayman and the following entity:

Subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Success Elite Development Limited (SEDL)	February 22, 2022	BVI	100% owned by FBS Cayman	Investment Holding Company

Finebuild Systems Pte Ltd (“FBS SG”)	March 09, 1996	Singapore	100% owned by SEDL	General Contractors Building construction including major upgrading works

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in providing a full suite of construction and engineering services. The Company’s business is capital intensive. Working capital was approximately SGD 1.2 million (USD 0.9 million) as of December 31, 2023, as compared to approximately SGD 2.2 million as of December 31, 2022. As of December 31, 2023, cash in bank balance was approximately SGD 4.5 million (USD 3.3 million). In addition to cash in bank, the Company also has other current assets mainly composed of accounts receivable, and contract assets. The Company had accounts receivable of approximately SGD 3.5 million (USD 2.6 million), and contract assets of approximately SGD 5.1 million (USD 3.8 million) as of December 31, 2023, all of them are short-term in nature and can be collected back within the Company’s operating cycles to be used to support the Company’s working capital need.

Although the Company believes that it can realize its current assets in the normal course of business, its ability to repay its current obligations will depend on the future realization of its current assets. Management has considered historical experience, the economic environment, trends in the construction industry, and the expected collectability of accounts receivable and contract assets as of December 31, 2023. The Company expects to realize balances net of allowance within the normal operating cycle of a twelve-month period. If the Company is unable to realize its current assets within the normal twelvemonth operating cycle, the Company may have to consider supplementing its available sources of funds through the following:

●	Financing from the Company’s officers/shareholders;
●	Other available sources of financing from banks and other financial institutions, given the Company’s credit history;

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the construction industry, its operating results continuing to making profit and its bank and shareholders being able to provide continued financial support.

Basis of Presentation and Consolidation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”)

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the allowance for credit loss, the determination of the useful lives of property and equipment, impairment of long-lived assets, allowance for deferred tax assets, uncertain tax position, right-of-use assets, financing lease liabilities, revenue recognition and contingencies. Actual results could differ from those estimates.

Foreign Currency Translation and transaction

The Company uses Singapore Dollars (“SGD”) as its reporting currency. The functional currency of the Company in Cayman and British Virgin Island is U.S. dollar and the subsidiary which incorporate in Singapore is Singapore Dollars which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of income and comprehensive income.

Assets and liabilities of the Company translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The resulting foreign currency translation adjustment are recorded in other comprehensive income.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from SGD into USD as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of SGD 1.00 to USD 0.74, representing the noon buying rate in The City of New York for cable transfers of SGD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 29, 2023. No representation is made that the SGD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash, accounts receivable, prepayments and other current assets, accounts payable, and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 -	Quoted prices in active markets for identical assets and liabilities.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Level 2 -	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 -	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of accounts receivable, contract assets, prepayments and other current assets, accounts payable, contract liabilities, income taxes payable, due to related parties, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2022 and 2023 due to their short-term nature.

Cash and Restricted Cash

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks that can be added or withdrawn without limitation and have original maturities of less than three months. The Company maintains the bank accounts in Singapore. Cash balances in bank accounts in Singapore with maximum amount of SGD 75,000 are insured under the Deposit Protection Scheme introduced by the Singapore Government. Cash balances in bank accounts in Singapore are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

Restricted cash consisted of deposit which is required to be withheld in the bank by the Company to compensate the customer in case of breach of contract.

Accounts Receivable, net

Accounts receivable are recognized and carried at original invoiced amount. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

The Company adopted ASC Topic 326 using the modified retrospective method in scope of the standard. Results for reporting periods beginning after January 1, 2023 are presented under ASC Topic 326, while prior period amounts continue to be reported in accordance with previously applicable GAAP.

Upon adoption, the Company recorded nil allowance for credit losses.

The Company uses simplified flow rate matrix approach to estimate expected credit losses for the accounts receivable. The allowance for credit losses is estimated for accounts receivable that share similar risk characteristics based on a collective assessment using a combination of measurement models and management judgment. The approach considers factors including historical ageing schedule and forward-looking macroeconomic conditions.

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2022 and 2023, there was no allowance recorded as the Company considers all of the prepayments fully realizable.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Other receivables – related parties

Other receivables - related parties represent amounts owed to a company by its related parties. Related parties can include affiliated companies, parent companies, subsidiaries, directors, officers, or shareholders. The Company considers the assets to be impaired if the realizability of the receivables becomes doubtful.

From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including Other receivables – related parties.

Upon adoption, the Company recorded nil allowance for credit losses.

Lease

On January 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2020 as the date of initial application. The adoption of Topic 842 resulted in the presentation of financing lease on the consolidated balance sheet.

The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date:

(i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02). The Company also elected the short-term lease exemption for certain classes of underlying assets including office space, warehouses and equipment, with a lease term of 12 months or less.

The Company determines whether an arrangement is or contain a lease at inception. The Company classifies a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.	The lease term is for the major part of the remaining economic life of the underlying asset;

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

All leases of the Company are currently classified as financing leases. The Company recognizes a lease in the financial statement when the arrangement either explicitly or implicitly involves property, plant or equipment (“PP&E”), the contract terms are dependent on the useful life of the PP&E, and the Company have the ability or right to control the PP&E or to direct others to control the PP&E and receive the majority of the economic benefits of the assets. Financing lease liability, current, and financing lease liability, non-current in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The financing lease ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term.

The Company applied its interest rate based on the actual incremental borrowing rate from the leasing contract that is available at lease commencement date in determining the lease interest expense. The Company’s lease terms may include options to extend or terminate the lease. Lease expenses for lease payments are recognized on a straight-line basis over the lease term, under depreciation expenses.

The Company reviews the impairment of its financing lease assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of financing lease liabilities in the tested asset group and include the associated financing lease payments in the undiscounted future pre-tax cash flows.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation and amortization are provided for on a straight-line basis over the estimated useful lives of the related assets as follows:

Building	50 years
Land	Indefinite
Renovation	8 years
Furniture and fixtures	10 years
Motor vehicles	5 years
Electronic equipment	1 – 3 years
Machinery	5 years
Forklift	6 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and comprehensive income in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Deferred Offering Cost

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of December 31, 2022 and 2023, the Company has incurred and deferred SGD522,987 and SGD828,458 (USD 613,059) of deferred offering costs.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2022 and 2023.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020 using the modified retrospective method for contracts that were not completed as of the date of adoption. The adoption of this ASC 606 did not have a material impact on the Company’s consolidated financial statements.

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the Company satisfies a performance obligation.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The Company enters into agreements with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services transfer to the customer. It is customary practice for the Company to have the agreements with its customers in writing. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed.

The Company will recognize the revenue of sales of construction material when the performance obligation is satisfied by transferring a promised good or service to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods.

Revenue from service orders is recognized when the entity satisfied the performance obligation at a point in time generally as the services are provided.

The contracts which the Company enters into with the clients are fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. Additionally, contracts may include retentions or holdbacks paid at the end of a project to ensure that Company meets the contract requirements. The Company does not assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year.

Since the Company has concluded that the promises to be delivered on the contract would be one single performance obligation, no allocation of the transaction price is required and expected. As a professional interior design and fit-out service provider, the Company recognizes revenue based on the Company’s effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer as costs are incurred.

The Company’s contract with the customer has payment terms specified based upon certain conditions completed. The Company will submit monthly progress claim to the customer, and after the Company received the certified interim progress certificate, the Company will issue a tax invoice to the customer. The final tax invoice is generally issued after the project completion and agreed by customer and the Company. As the Company’s customers are required to pay the Company at different billing stages over the contract period, as such, the Company believes the progress payments limit the Company’s exposure to credit risk and that the Company would be able to collect substantially all of the consideration gradually at different stages. The timing of the satisfaction of the Company’s performance obligations is based upon the cost-to-cost measure of progress method, which is generally different than the timing of unconditional right of payment, and is based upon certain conditions completed as specified in the contract. The timing between the satisfaction of the Company’s performance obligations and the unconditional right of payment would contribute to contract assets and contract liabilities.

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including, changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract cost indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expense), and not as a reduction of revenue or a non-operating expense.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2022 and 2023, respectively:

	2022 SGD	2023 SGD	2023 USD
Point in time	57,618	4,701	3,479
Over time	16,766,550	21,805,616	16,136,155
Total revenue	16,824,168	21,810,317	16,139,634

The following table presents revenue by major revenue type for the years ended December 31, 2022 and 2023, respectively:

	2022 SGD	2023 SGD	2023 USD
Revenue from construction contracts	16,766,550	21,805,616	16,136,155
Sales of construction materials	57,618	4,701	3,479
Total	16,824,168	21,810,317	16,139,634

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2022 and 2023 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Contract Assets and Contract Liabilities

Projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on consolidated balance sheets as “Contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms, until certain conditions are met or the project is completed. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined.

Contract assets have billing term with unconditional right to be billed beyond one year are classified as non-current assets.

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Government Subsidies

Government subsidies primarily relate to multiple entitlement granted by the Singapore government pursuant to the Job Support Scheme under the Anti-epidemic Fund. The Company recognizes government subsidies as other income when they are received because they are not subject to any past or future conditions. Government subsidies received and recognized as other income totaled SGD 0 and SGD 0 for the years ended December 31, 2022 and 2023, respectively.

Cost of Revenue

The Company’s cost of revenue is primarily comprised of the material costs, subcontracting costs and staff costs. These costs are expenses as incurred.

Borrowing Costs

All borrowing costs are recognized in interest expenses in the consolidated statement of income and comprehensive income in the period in which they are incurred.

Advertising Costs

The Company expenses advertising costs as incurred and were included as part of selling and marketing expenses. Advertising costs for the years ended December 31, 2022 and 2023, totaled nil and SGD 650 (USD 481) respectively.

Employee Benefit Plan

Employees of the Company located in Singapore participate in a compulsory saving scheme (pension fund) for the retirement of residents in Singapore. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were SGD 132,471 and SGD 133,455 (USD 98,757) for the years ended December 31, 2022 and 2023, respectively.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. The Company has recognized deferred tax assets for temporary differences, operating losses and tax credit carryforwards. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. The accruals for deferred tax assets and liabilities, including deferred income tax assets and liabilities, are subject to significant judgment and are reviewed and adjusted routinely based on changes in facts and circumstances. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes”, prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023 and 2022.

The Company believes there were no uncertain tax positions at December 31, 2022 and 2023, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2022 and 2023, there were no dilutive shares.

Comprehensive Income

Comprehensive income consists of two components, net income and other comprehensive income. Other comprehensive income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Significant Risks

Currency Risk

The Company’s operating activities are transacted in S$. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in SGD with respect to USD is significant.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2022 and 2023, SGD 1,989,817 and SGD 4,482,359 (USD 3,316,946) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of SGD75,000. Otherwise, these balances are not covered by insurance. The unsecured deposited amount as of December 31, 2022 and 2023 will be SGD 1,839,817 and SGD 4,332,359 (USD 3,205,946). The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company establishes an allowance for credit losses based upon estimates, factors surrounding the credit risk of specific customers and other information. The allowance amounts were immaterial for all periods presented. The management believes that its contract acceptance, billing, and collection policies are adequate to minimize material credit risk. Application for progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by the Directors.

For the years ended December 31, 2022 and 2023, all of the Company’s assets were located in Singapore and all of the Company’s revenue were derived from its subsidiary located in Singapore. The Company has a concentration of its revenue and accounts receivable with specific customers and purchases and accounts payable with specific suppliers.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

For the year ended December 31, 2022, two customers accounted for approximately 41% and 12% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for approximately 32%, 15%, 12%, and 11% of the Company’s total revenue, respectively.

As of December 31, 2022, three customers’ accounts receivable accounted for approximately 39%, 23% and 20% of the total accounts receivable, respectively.

As of December 31, 2023, four customers’ account receivables accounted for approximately 34%, 20%, 15% and 12% of total accounts receivable, respectively.

For the year ended December 31, 2022, one supplier accounted for approximately 15% of the Company’s total purchases. For the year ended December 31, 2023, none of the supplier accounted for 10% of the Company’s total purchases.

As of December 31, 2022, two supplier’s accounts payable accounted for approximately 30% and 15%, respectively of the total accounts payable and two suppliers’ accounts payable accounted for approximately 38% and 13% of the total accounts payable as of December 31, 2023, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

Recently Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

In June 2022, the FASB issued Accounting Standards Update (ASU) No. 2022-03 Fair Value Measurements (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. This guidance is effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the adoption of this standard on its consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, “‘Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is currently assessing the adoption of ASU 2021-04 on the consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This standard was issued in response to the SEC’s disclosure update and simplification initiative, which affects a variety of topics within the Accounting Standards Codification. The amendments apply to all reporting entities within the scope of the affected topics unless otherwise indicated. The effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. The Company is currently assessing the adoption of ASU 2023-06 on the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments allow investors to better assess, in their capital allocation decisions, how an entity’s worldwide operations and related tax risks and tax planning and operational opportunities affect its income tax rate and prospects for future cash flows. 5 The other amendments in this Update improve the effectiveness and comparability of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. We are evaluating the effect this guidance will have on our tax disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of December 31:

	2022 SGD	2023 SGD	2023 USD
Accounts receivable	3,422,136	3,535,071	2,615,953
Less: allowance for credit loss	(6,170)	(6,170)	(4,566)
Accounts receivable, net	3,415,966	3,528,901	2,611,387

Movement of the allowance for accounts receivable were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	USD
Beginning balance	6,170	6,170	4,566
Addition	-	2,750	2,035
Write-off		(2,750)	(2,035)
Ending balance	6,170	6,170	4,566

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

4. Contract Assets/(Liabilities)

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following at December 31:

	2022 SGD	2023 SGD	2023 USD
Progress billings to date	21,137,410	26,612,224	19,693,046
Less: Revenue recognized to date	(14,113,469)	(21,105,331)	(15,617,945)
Less: Credit losses	-	(396,528)	(293,431)
Contract assets	7,023,941	5,110,365	3,781,670
Contract assets, current	7,023,941	5,110,365	3,781,670

Movement of the allowance for contract assets were as follows:

	December 31, 2022	December 31, 2023	December 31, 2023
	SGD	SGD	USD
Beginning balance	-	-	-
Addition	-	396,528	293,431
Write-off		(396,528)	(293,431)
Ending balance	-	-	-

Contract liabilities consisted of the following at December 31:

	2022	2023	2023
	SGD	SGD	USD
Billings in advance of performance obligation under contracts	425,332	1,482,957	1,097,388

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows at December 31:

	2022	2023	2023
	SGD	SGD	USD
Balance at beginning of the period	804,103	425,332	314,746
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(570,951)	(418,432)	(309,639)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	192,180	1,476,057	1,092,281
Balance at end of the period	425,332	1,482,957	1,097,388

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following at December 31:

	2022	2023	2023
	SGD	SGD	USD
Other deposits	91,735	78,164	57,841
Prepayments	20,293	36,916	27,318
Prepayment and other current assets	112,028	115,080	85,159

6. Property, plant and equipment

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following at December 31:

	2022	2023	2023
	SGD	SGD	USD
Building and land	5,119,699	5,119,699	3,788,577
Furniture and fixtures	4,053	4,053	2,999
Motor vehicles	602,110	602,111	445,562
Electronic equipment	179,543	182,800	135,272
Machinery	33,993	33,993	25,155
Renovation	47,360	47,360	35,046
Forklift	69,000	69,000	51,060
Subtotal	6,055,758	6,059,016	4,483,671
Less: accumulated depreciation and amortization	(2,204,955)	(2,366,667)	(1,751,333)
Property and Equipment, net	3,850,803	3,692,349	2,732,338

Depreciation expenses of property and equipment totaled SGD146,709 and SGD161,712(USD 119,667) for the years ended December 31, 2022 and 2023, respectively.

7. Investment under equity method

Components of investment under equity method are as follows at December 31:

	2022	2023	2023
	SGD	SGD	USD
Cost of investment in joint venture	101,000	101,000	74,740
Accumulated share of losses in joint venture	(101,000)	(101,000)	(74,740)
Total	-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

8. Leases

Financing leases as lessee

As of December 31, 2022 and 2023, the Company has financing leases with the financial institutions on its consolidated balance sheets for hire purchase of motor vehicle.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as follows at December 31:

	2022	2023	2023
	SGD	SGD	USD
Liabilities
Financing lease liabilities current	16,680	16,680	12,343

Financing lease liabilities non-current	27,800	11,120	8,229

As of December 31, 2022 and 2023, leased assets which are included in the “Property, plant and equipment” of the consolidated balance sheet of following at December 31:

	2022	2023	2023
	SGD	SGD	USD
Motor vehicles at cost	132,508	128,000	94,720
Less: Accumulated depreciation	(64,421)	(87,467)	(64,725)
Motor vehicles, net	68,087	40,533	29,995

Information relating to financing lease activities during the years ended December 31, 2022 and 2023 are as follows:

	2022	2023	2023
	SGD	SGD	USD
Financing lease expenses
Depreciation	26,502	25,600	18,944
Interest of lease liabilities	1,942	1,920	1,421
Total financing lease expenses	28,444	27,520	20,365

Maturities of lease liabilities were as follows:

	SGD	USD
For the year ending December 31,
2024	18,600	13,764
2025	12,308	9,108
Total lease payments	30,908	22,872
Less: imputed interest	(3,108)	(2,300)
Total	27,800	20,572

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows at December 31:

	2022	2023	2023
	SGD	SGD	USD

Accruals for operating expenses	475,510	547,661	405,269
Retention payable	45,423	45,423	33,613
Other payables	17,713	42,711	31,606
Total	538,646	635,795	470,488

10. Bank Borrowings

Components of bank borrowings are as follows at December 31:

		Interest rate	2022 SGD	2023 SGD	2023 USD
UOB – Loan 1 (Property)	(1)	1.98-4.95%	457,120	351,004	259,742
UOB – Loan 2 (Bridging Loan)	(2)	2.25%	2,091,258	1,408,486	1,042,280
Trust Receipt	(3)	5.98-7.00%	295,986	578,806	428,317
			2,844,364	2,338,296	1,730,339

Less: current portion of long-term bank borrowings			(1,150,176)	(1,447,966)	(1,071,495)
Non-current portion of long-term bank borrowings			1,694,188	890,330	658,844

(1)	The property loan with twenty-five years of term from February 2, 2002 to January 31, 2027 will maturity at January 2027 with interest rate at 1.68% for the per period from August 4, 2020 to August 3, 2022, 1.98% for the period from August 4, 2022 to August 3, 2023, and at 6.25% from August 4, 2023 and thereafter. The Company revised the loan on May 3, 2023 and the revised interest rate will be 1.20% plus compounded the Singapore Overnight Rate Average (SORA) reference rate for the period from June 1, 2023 to May 31, 2025, and at 2.00% plus compounded SORA reference rate for the period from June 1, 2025 and thereafter. As of December 31, 2023 the SORA rate is 3.75%

(2)	The bridging loan with five years of term from September 30, 2020 to September 29, 2025 will maturity at October 2025 with the interest rate at 2.25%

(3)

Trust receipt is the bank facilities that we use to settle suppliers’ due invoices, it will be mature 120 days after the Company executes it. The interest rate will be 5.15%-6.27% depend on the date of execution. All trust receipts matured no later than March 31,2024.

As of May 31, 2024, the Company incurred new trust receipts with amount of S$481,622, and part of the S$268,046 was matured in May 23, 2024. The remaining balance will mature in July 2024.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2022 and 2023 amounted to SGD 81,333 and SGD 75,184 (USD 55,636), respectively.

Components of bank borrowings interest are as follows as of December 31:

	2022	2023	2023
	SGD	SGD	USD
UOB – Loan 1 (Property)	9,389	13,602	10,065
UOB – Loan 2 (Bridging Loan)	55,982	36,793	27,227
Trust Receipt	15,962	24,789	18,344
Total	81,333	75,184	55,636

Maturities of the bank borrowings were as follows:

	SGD	USD
For the year ending December 31,
2024	1,486,600	1,100,084
2025	776,816	574,844
2026	122,760	90,842
2027	11,743	8,690
Total bank borrowings repayments	2,397,919	1,774,460

Current portion of long-term bank borrowings	1,486,600	1,100,084
Non-current portion of long-term bank borrowings	911,319	674,376
Less: imputed interest	(59,623)	(44,121)
Total	2,338,296	1,730,339

11. Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and the British Virgin Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands and BVI withholding tax will be imposed.

Singapore

In accordance with the relevant tax laws and regulations of Singapore, a company registered in Singapore is subject to income taxes at a flat rate of 17%.

	For the years ended December 31,
	2022 SGD	2023 SGD	2023 USD
Income before provision for income taxes is attributable to the following geographic locations:
Singapore	210,917	(33,313)	(24,651)
Foreign	-	-	-
Total income before income taxes	210,917	(33,313)	(24,651)

The following table reconciles Singapore statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2022 SGD	2023 SGD	2023 USD
Profit before income taxes	210,917	(33,313)	(24,651)
Singapore statutory income tax rate	17%	17%	17%

Non-deductible depreciation	9%	-70%	-70%
Non-deductible professional fees	62%	-467%	-467%
Other non-deductible expenses	5%	-39%	-39%
Tax rebate and exemption	-26%	673%	673%
Effective tax rate	67%	114%	114%

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

Deferred tax assets as of December 31,

	2022 SGD	2023 SGD	2023 USD
Bad debt provision	276,791	270,556	200,212
Lease liabilities	7,562	4,726	3,497
Total deferred tax assets	284,353	275,282	203,709
Deferred tax liabilities:
Right-of-use assets	(11,575)	(7,069)	(5,231)
Total deferred tax liabilities	(11,575)	(7,069)	(5,231)
Net deferred tax asset:	272,778	268,213	198,478

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2022 and 2023. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

The tax years ended December 31, 2019 through 2022 for the Group’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities.

12. Related Party Balance and Transactions

The following is a list of related parties which the Company has transactions with:

(a)	Fine Build-Ninefold Group Construction Company (Private) Limited

A Joint-Venture (JV) incorporated in Sri Lanka in year 2017 to bid a local project, FBS SG holding 30% shares of the JV. The Company started transferring the share to 3rd party in late 2019, however due to Covid-19 pandemic, the share transfer is still pending for the local secretary to execute. Currently, FineBuild only supply material to the JV.

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang acts as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2022 and 2023, the balances of Accounts receivable – related party were as follows:

		2022	2023	2023
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	990,941	971,780	719,117
Allowance for credit loss	(1)	(990,941)	(971,780)	(719,117)
Total		-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Movement of the allowance for credit loss were as follows:

	2022	2023	2023
	SGD	SGD	USD
Beginning balance	970,573	990,941	733,296
Addition	20,368	-	-
Exchange rate effect	-	(19,161)	(14,179)
Ending balance	990,941	971,780	719,117

b.	Other receivables – related parties

As of December 31, 2022 and 2023, the balances of other receivables-related parties were as follows:

		2022	2023	2023
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	586,542	575,200	425,648
Allowance for credit loss	(3)	(586,542)	(575,200)	(425,648)
54 Pandan Road Pte Ltd	(2)	-	212,794	157,468
Ang Poh Hwee	(4)	-	30,000	22,200
Total		-	242,794	179,668

Movement of the allowance for credit loss were as follows:

	2022	2023	2023
	SGD	SGD	USD
Beginning balance	589,638	586,542	434,041
Exchange rate effect	(3,096)	(11,342)	(8,393)
Ending balance	586,542	575,200	425,648

(1)	Supply construction material to the Joint Venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10 ,2023, provided the loan of SGD2 million, with no interest. As of the date of this report, the Company has collected back all the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the Joint Venture company.
(4)	The Company paid on behalf the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2022 and 2023, the balances of amount due to related parties were as follows:

	2022	2023	2023
	SGD	SGD	USD
Due to related parties
Kelvin Ang	150,426	83,388	61,707
Total	150,426	83,388	61,707

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

d.	Related party transactions

	2022	2023	2023
	SGD	SGD	USD
Fine Build-Ninefold Group Construction Company (Private) Limited
Supply construction material	25,633	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	30,000	-	-
Fastfixs Systems Pte Ltd
Consultation fee	-	138,000	102,120
Supply of labors		43,004	31,823

e.	Commitments

On November 25, 2020, the Company guaranteed a 5 year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

13. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on March 10, 2022. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.001 per share. On August 2, 2022, the Company issued 11,250,000 shares to the controlling shareholder at par value of $0.001 per share. As a result, there are total 11,250,000 shares issued.

In financial year 2021, the subsidiaries paid out further dividend of SGD 1,300,000 on August 25, 2021 and issued 500,000 ordinary shares to pay the outstanding dividend payable on September 7, 2021. The balance of SGD 5,817,274 (USD 4,304,783) still remains into the account as of June 30, 2023.

On January 26, 2022, the subsidiary FBS SG issued 160,000 shares to two new shareholders, Master Stride Limited (“Master Stride”) and Fame Hall Investment Limited (“Fame Hall”), with consideration of SGD7.5 per share. Master Stride subscribed 82,000 ordinary shares for SGD 615,000 and Fame Hall subscribed 78,000 ordinary shares for SGD 585,000. A total of SGD 712,880 paid in capital received as of June 30, 2022. By August 2022, the two shareholders Master Stride and Fame Hall made full payment of SGD 1,200,000 to subscribe the share of the subsidiary FBS SG.

14. Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5 year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The Company also has a banker’s guarantee totaling SGD 2.23 million (USD 1.65 million) from UOB Bank for the ongoing projects as of December 31, 2023. These guarantees are at the request of the main contractor or owner as a security deposit for the performance of the Company obligations under the contracts. All the banker’s guarantee will expired before October 27, 2026.

As of December 31, 2023, the future minimum payments under certain of the Company’s contractual obligations were as follows:

...

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	2,397,919	1,486,600	899,576	11,743	-
Financing lease	30,908	18,600	12,308	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2022 and 2023, the Company is not involved in any material legal or administrative proceedings except for the case below.

In August 2021, Newspaper Seng Pte Ltd filed a claim against the Company for an amount of approximately SGD2.2 million. Newspaper Seng claim that they have enter an oral agreement with the Company in September 2015 to purchase a land and building at 54 Pandan Road, Singapore 609292 to redevelopment, and sale or commercial utilization of the land. Newspaper Seng would invest monies and the Company would be in charge the purchase, redevelopment and commercial utilization of the property. In November 2019, the Company transferred the property to a third party without the acknowledgment of Newspaper Seng. Hence Newspaper Seng wish to claim back the amount stated above to compensate the loss of the investment. Newspaper Seng Pte Ltd decided to withdraw the suit claims on November 30, 2023 and files the Notice of Discontinuances on April 25, 2024. As of May 21, 2024 both parties have discontinued their claims and counterclaims and the case were settled.

15. Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

Based on the management’s assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are all located in Singapore and all of the Company’s revenue and expense are derived in the Singapore. Therefore, no geographical segments are presented. The single segment represents the Company’s revenue from construction contracts, sale of construction materials and rendering of services to its customers in Singapore.

16. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2023 up through the date the Company issued these financial statements on June 27, 2024 for disclosure or recognition in this consolidated financial statements of the Company as appropriate.

EXHIBIT INDEX

12.1	Certification of the Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FBS Global Limited

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

By:	/s/ Chong Ye
Name:	Chong Ye
Title:	Chief Financial Officer

Dated:	June 27, 2024