Form 20-F
period 2024-12-31
FBS Global Ltd
filed 2025-05-15
CIK 1938534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-283619

FBS Global Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

Tel: +65 62857781

(Address of Principal Executive Offices)

Kelvin Ang, Chief Executive Officer

+65-62857781

74 Tagore Lane, #02-00 Sindo Industrial Estate

Singapore 787498

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.001 per share	FBGL	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 11,250,000 ordinary shares, par value $0.001 per share.

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

Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court:

Yes ☐ No ☐

INTRODUCTION

FBS Global Limited is a holding company with operations conducted primarily in Singapore through its operating subsidiary in Singapore, using Singapore Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into U.S. Dollars were made at S$1.3520 to US$1.00 for the financial year ended December 31, 2023 amounts and S$1.3363 to US$1.00 for the financial year ended December 31, 2024  amounts, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

We are dependent on the construction industry in Singapore and other countries which we operate in

We are dependent on the pipeline of new building development and major additional and alteration works (“A&A projects”), as our sources of revenue come from interior-fitting out works, construction and building works. We operate mainly in Singapore and new building development projects are in part affected by the general economic, regulatory, political and social conditions, property market, construction industry, government initiatives and spending (including spending on healthcare that includes the building and/or refurbishment of hospitals), property and resale prices and rental yields (as the case may be), factors which are beyond our control. Other factors such as natural disasters, recession, epidemics and any other incidents in Singapore and/or countries which we operate in may adversely affect our business, financial position, financial performance and prospects. The construction industry in Singapore is also subject to cyclical fluctuations, and any downturn in the construction industry will have direct impact on our business, financial performance and financial position, due to possibility of postponement, delay or cancellation of new building and A&A projects and delay in the recovery of receivables.

Our contracts are typically on a non-recurring and project basis, and therefore we cannot guarantee that we will continue to secure new projects from our customers after the completion of our existing projects. In the event that the construction industry in Singapore or other countries that we operate in undergoes a downturn or other factors lead to a reduced pipeline of construction projects, we may not be able to secure new projects, or secure new projects of similar value as we had in the past. In the case of such an event, our business, financial performance, financial position and prospects will be materially and adversely affected.

We are dependent on our major customers and any significant decrease in projects secured from them may affect our operations and financial performance

Our top two customers listed under the section entitled “Business – Our Major Customers” contributed 32% and 15% for the year ended December 31, 2023, respectively, and 24% and 22% of our revenue for the year ended December 31, 2024. Given that our contracts are typically secured via invited tenders from our customers, we are dependent on our major customers or past customers inviting us for future tenders. However, there is no assurance that these customers will continue to invite us for tenders or award tenders to us at contract values and/or terms comparable to those which we have received in the past. As such, if we are not invited to tender or are unable to secure new projects with our major and past customers, or secure replacement customers, or are unable to secure new projects on terms that are favorable to us, our business, financial performance, financial position and liquidity will be materially and adversely affected.

We are subject to the risks of default or delays in the collection of our trade receivables

Our major customers are all private customers, and therefore, we are subject to higher risks of default or delays in collection of our trade receivables as compared to contracting with Singapore government agencies. We typically make monthly progress claims to our customers for the value of the work we have performed as of that time, and our billings are subject to our customer’s approval of our progress claims. Accounts receivable are recognized and carried at original invoiced amount net of allowance for credit losses. Accounts are considered overdue after 120 days. Please refer to the section entitled “Business – Credit Management” for further details.

In accordance with the Building and Construction Industry Security of Payment Act 2004 of Singapore, referred to as BCISPA, we must make payment to our suppliers and subcontractors carrying out work in Singapore within a specific period, whether or not we have received payment from our customers. Please refer to the section entitled “Government Regulations” of this prospectus for further details on BCISPA.

Further, a portion of the contract value (typically 5% or 10%) is withheld by our customers as retention money, a portion of which will be released upon substantial completion and the remaining amounts will be released upon final completion (which is after the defects liability period, being typically 12 months from date of substantial completion).

If a customer fails to make payment of our progress claims in a timely manner or at all, or fails to release our retention monies as scheduled, there is a time lag which could potentially be significant, between any costs incurred for the work we have performed and the receipt of any payment from our customers. Any progress claim that we submit may also be the subject of a dispute between us and our customer which could not only delay any payment made to us but also could be such that the amount that is paid to us being less than the amount we claim for. In this event, our cash flow and working capital may be materially and adversely affected.

Even when we are able to recover any part of the contracted value pursuant to the terms of the contract, the process of such recovery is usually time-consuming and requires financial and other resources to settle the disputes. Furthermore, there can be no assurance that any outcome will be in our favor or that any dispute will be resolved in a timely manner. Failure to collect adequate payments in time or to manage past due debts effectively will have a material and adverse effect on our business, liquidity, financial performance and financial position.

We are reliant on the renewal of our existing registrations and licenses

We are regulated in Singapore by the Commissioner of Building Control (“CBC”), which is the body that oversees compliance with the BCA and various other regulatory bodies. These regulatory bodies stipulate the criteria that must be satisfied before registrations and licenses are granted to, and/or renewed and/or maintained for, our business. The maintenance and renewal of our registrations and licenses are subject to compliance with the relevant regulations. BCA designates what are known as “workhead” gradings and we are designated to have met certain qualifications to perform various construction works under the Singapore’s Construction Registration System (“CRS”). In particular, we are graded L5 under the workhead category CR06 for interior decoration and finishing works and B2 under the workhead category CW01 for general building. Our private customers would typically have a preferred workhead grading of their subcontractors for their projects and should we tender directly for Singapore government projects, the required workhead grading will also be stipulated in the tender for bid.

Our current workhead gradings will expire on July 1, 2025 and as the requirements laid down by BCA may change from time to time, there is no assurance that we will be able to meet the changing requirements and maintain and/or renew our registrations and licenses. In the event that we fail to maintain or renew our existing workhead registrations, our business, financial performance and prospects will be adversely affected. For details, please refer to the section entitled “Government Regulations”.

We have not encountered any non-renewal or suspension of BCA registrations and licenses which had a material adverse impact on our business.

We are dependent on foreign workers and may face debarment from hiring (including due to non-compliance with the relevant employment laws and regulations), imposition of penalties, labor shortages or increased labor costs for our operations

Our business is highly dependent on foreign workers as the pool of local construction workers is scarce. As of the date of this prospectus, approximately 3/4ths of our workforce is made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in foreign worker levy or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is highly controlled and subject to a number of policies and regulations.

We are required to comply with all relevant laws and regulations and we may be liable to penalties if there are any breaches relating thereto. While we aim to comply with the relevant laws and regulations at all times and have put in place the necessary systems to monitor our compliance, we are susceptible to breaches that may arise from inadvertent oversight.

In the past, we have received notices in relation to non-compliance with the numerous regulations that apply to us and been subject to fines for failure to comply with rules relating to foreign workers’ accommodation.

While we have taken steps to ensure compliance with laws relating to the hiring of foreign workers, we cannot be assured that we will not inadvertently be subject to additional fines or punishments.

There is no assurance that we and/or our Executive Directors will not be penalized for past contraventions or that we will not inadvertently contravene any employment laws and regulations in the future. Any further debarment from applying for new work passes for foreign workers may cause disruptions to our operations and adversely affect our operations and financial performance.

Moreover, the MOM imposes a MYE quota in respect of the number of foreign workers (excluding those from Malaysia and NAS countries/regions) that the main contractor and its subcontractors can employ in respect of each construction project that was awarded or had the tender called on or before 18 February 2022. The number of foreign workers a company can employ in respect of construction projects awarded or which had the tender called after 18 February 2022 does not depend on MYE quota, but instead, on the dependency ratio ceiling applicable to that company (as described below). Depending on the requirements of our projects, the tightening of such quota on the number of foreign workers that the main contractors and their subcontractors can employ may affect our operations and accordingly our business and financial performance. We are also subject to dependency ratio ceilings, being the percentage of foreign employees permitted in a company calculated as a ratio to local employees. Any changes in the policies of the foreign workers’ countries of origin may affect the supply of foreign labor and cause disruptions to our operations which may in turn result in a delay in the completion of our projects. We are also subject to foreign worker levy for foreign workers (subject to changes as and when announced by the Singapore government) and any increase in foreign worker levy may materially and adversely affect our business and financial performance.

We are subject to a number of project execution risks, many of which are beyond our control

In the preparation of our bid tenders, we will carry out internal cost estimates that are based on, among other factors, the anticipated schedule for the project execution. Our revenue is recognized on the stage of completion method, and billing is based on approved monthly progress claims. Any delay in a project will therefore affect our billings, revenue, increase our operating costs (for instance, labor costs and equipment leasing costs), operational cash flows and financial performance. We are also required to pay our suppliers and subcontractors regardless of such delay if the purchase orders have been fulfilled, therefore affecting our operational cash flows. A delay in the project can be due to various factors, including but not limited to, shortage of manpower, materials and/or equipment, delays by subcontractors, accidents at the work site, adverse weather or other unforeseen circumstances. In the event of a delay, we are liable to pay our contracting parties for the liquidated damages stipulated in our contracts, and our reputation (including our prospects for being invited for future bid tenders) will also be materially and adversely affected.

Moreover, other than liquidated damages, we may also have to bear additional costs as our customers can require us to complete the uncompleted works within a reasonable period at our expense, to avoid or minimize further delay. In addition, to minimize further delay, we may also be required to incur overtime man hours and the related labor costs at our own expense. In such circumstances, our operations and financial performance will be materially and adversely affected.

Additionally, our contracts with our customers are typically on a fixed and pre-determined fee basis for the duration of the contract period and the terms of the contracts allow limited price adjustments. Nonetheless, we still have to bear the risk of any cost fluctuations due to, including but not limited to, inaccurate costs estimation at the tender stage, ineffective cost management during project implementation, higher than estimated costs of materials, labor, subcontracting fees or equipment leasing. Other situations such as changes in the regulatory requirements, disputes with suppliers and subcontractors, labor disputes as well as accidents, delays and other unforeseen problems may also adversely affect our project costs. Should we be unable to control our costs within our original estimates, or we are not able to fully cover the increases in costs during the project, our business, financial performance and liquidity will be materially and adversely affected.

We are dependent on our suppliers and subcontractors to fulfil their contractual obligations to us, and the inability of these suppliers and contractors, due to increased demand or other factors, to deliver key materials at prices and volumes, performance and specifications acceptable to us, could have a material adverse effect on our business, prospects, financial condition and operating results.

We rely on our suppliers and subcontractors to provide us with quality and timely delivery of materials, equipment rental and services. As we do not sign any long-term contracts with our suppliers and subcontractors, there is no assurance that we will continue to be provided with materials and services at prices acceptable to us for future projects. Additionally, our key materials such as calcium silicate boards, gypsum boards or plasterboards, fasteners, joint materials, metal bracing, metal studs, screws, adhesives or sealants are common building materials and while we will typically notify our suppliers of our project needs in advance, we place a purchase order after confirmation of the project as and when required for delivery to the work site. As such, there is assurance that during the course of the project, our suppliers will not increase the price of their materials.

We are also subject to risks and challenges in engaging subcontractors, including difficulties in overseeing the performance of such subcontractors in a direct and effective manner, failure to complete the contracted scope of works or inability to hire suitable subcontractors. As the subcontractors have no direct contractual relationships with our customers, we are subject to risks associated with their non-performance, late performance or poor performance.

In the case where the suppliers and subcontractors are selected by us, our selection criteria is based on, among others, their track record, price competitiveness, quality of products or services and timeliness in delivery and completion. We cannot be assured that the products and services rendered by our suppliers and subcontractors will continue to meet our requirements for quality, or that they will be able or willing to continue to provide supplies and services to us. In the event that any of our major suppliers and subcontractors is unable to provide the required supplies and services to our Group and we are unable to obtain alternative providers on similar or more favorable terms to us in a timely manner, our business, financial performance and financial position will be materially and adversely affected.

In addition, we are also subject to claims arising from defective work performed by subcontractors. While we may attempt to claim from the relevant subcontractors or require our subcontractors to make good the default or defect, we may be required to make good the default or defect at our own cost before receiving any compensation from the subcontractors. If no corresponding claim can be asserted against a subcontractor, or the amounts of the claim cannot be recovered in full or at all from the subcontractors, we may be required to bear some or all the costs of the claims, in which case our business, financial performance and liquidity will be materially and adversely affected.

We are subject to risks associated with the quality of our works

Our quality of work is assessed by our customers, and poor quality of works could be due to poor execution and quality control of our employees or that of our subcontractors. We may incur reworks and additional costs to improve the quality of our works, or we may be subject to claims from our customers for such inferior works. Costs incurred for reworks in a certain financial year/period will also affect the financial performance and cashflows in that certain financial year/ period, notwithstanding the overall profitability of the project. If we fail to achieve a satisfactory quality of work, our reputation and our likelihood of being invited for future bid tenders could be materially and adversely affected, and increase the likelihood of increased costs, liquidated damages, deduction against performance bonds and/or retention monies, and accordingly, materially and adversely affect our business, reputation, prospects and financial performance.

Our short-term revenue and profitability may not be indicative of the long-term results of operations

Revenue from some ongoing contracts may be recognized across financial years, depending on the stage of completion of each contract. The revenue and profitability of different contracts vary and should more works be performed in a certain financial year, we will record better short-term results for that particular financial year. Similarly, our revenue and profitability during a certain period of the financial year may also not be indicative of the financial results for other periods of the financial year. There is, therefore, no assurance that our short-term results of operations will be indicative of our long-term results of operations.

Further, as the projects undertaken by us are on a non-recurring and project basis, our revenue and profitability may fluctuate from period to period and from year to year. In order to grow or even maintain the revenue and profitability of our business, we have to continually and consistently secure new projects which have higher or comparable contract values and margins, and in greater or comparable numbers. In the event that we are not able to continually and consistently do so on terms that are favorable to us, our business, financial performance and prospects will be materially and adversely affected.

In addition, there may be a lapse of time between the completion of our existing projects and the commencement of new projects. Accordingly, any unutilized capacity in between projects would have an adverse effect on our overall margins and results of operations.

We operate in a highly competitive industry and may not be able to compete effectively

The construction industry, including the interior fitting-out works segment, in which we operate, is competitive, and some of our competitors may have more manpower, resources, higher gradings in various construction workhead designations needed to operate in this field in Singapore, stronger track record in terms of the diversity, size and/or complexity of the projects undertaken or greater exposure to potential business opportunities. As of November 21, 2024, there were over 44 and 84 contractors with the highest L6 and L5 grading in the workhead category CR06 (Interior Decoration and Finishing Works) respectively, the workhead category gradings in which we primarily seek projects, and over 2,413 contractors registered under all CR06 workhead, and this figure may increase.

We may face increased competition from existing or new competitors, and we may not adapt effectively to market conditions, industry developments, customer preferences and/or competitive environment. Moreover, our competitors may also adopt aggressive pricing policies or develop relationships with our customers in a manner that could significantly harm our ability to secure contracts. We may also compete in other areas including for services of subcontractors and qualified employees. If we cannot attract their services or are unable to compete in such other areas including providing competitive pricing and/or quality works on a timely basis, our business, financial performance, financial position and prospects will be materially and adversely affected.

Our lack of effective internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud which may affect the market for and price of our Ordinary Shares.

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2022 and 2023, we and our independent registered public accounting firms identified the following material weakness in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. There are three material weaknesses identified: (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) our lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management.

We are implementing measures designed to improve our internal control over financial reporting to address the underlying causes of the material weaknesses, including (i) hiring more qualified staff to fill up the key roles in the operations, providing internal training to our accounting staff on U.S. GAAP, requiring our staff to participate in trainings and seminars provided by professional service firms on a regular basis to gain knowledge on regular accounting and SEC reporting updates, (ii) setting up an adequate financial and internal control framework with formal documentation of polices and controls in place, and (iii) establishing a formal IT process in order to strengthen the internal control policies.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of the internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. Before the Company’s initial public offering, we were a private company with limited resources. As a result, we may not discover any problems in a timely manner and current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. The absence of internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in a debt or equity financing.

Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Our Chief Executive Officer will continue to own a substantial number of our ordinary shares and, as a result, may be able to exercise control over us, including the outcome of shareholder votes.

Our controlling shareholder, Kelvin Ang, holds over 69.4% of our total outstanding ordinary shares. As a result, he may be able to determine matters requiring shareholder approval and affect the market price of our ordinary shares. For example, he may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This concentration of power may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares, or other such changes in control, that you may feel are in your best interest. The interests of Mr. Ang may not always coincide with your interests or the interests of other shareholders and he may act in a manner that does not necessarily advance the best interests of those who purchase ordinary shares in the future, including seeking a premium value for their ordinary shares.

For more information, see “Principal Shareholders.”

We are subject to compliance with and changes in regulatory requirements and codes

Our operations are subject to laws and regulations that relate to matters such as licensing, employment of foreign workers, workplace health and safety, and environmental protection in Singapore. Please refer to the section entitled “Government Regulations” of this prospectus for further details. In the event that our operations fail to comply with such laws and regulations, we may be subject to fines or be required to take remedial measures or they may affect our ability to obtain new projects or carry on our operations without disruptions. If any of these events occurs, it will adversely affect our reputation, business, financial condition and financial performance.

We are also subject to changing requirements applicable for the construction industry in Singapore. For instance, there are numerous codes, laws, regulations and certification schemes that we are subject to such as the Code of Practice on Buildability, CONQUAS and BCA Green Mark, which is the benchmarking scheme that incorporates internationally recognized best practices in environmental design and performance. Requirements for obtaining a certain grading under certain workhead requirements may also change from time to time.

We are also affected by regulatory changes and requirements on the employment of foreign workers, which may change from time to time. Any failure to comply could result in penalties such as fines and/or not being able to continue or expand our business. Our ability to remain compliant with the many regulations and standards applied to our business is time consuming, and our failure to do so will negatively impact our performance. Changes in or introduction of new laws, and policies applicable to our business may also increase our operating costs, in particular if the competitive environment or other factors do not allow us to fully recover all the additional costs. Should this occur, our financial performance will be materially and adversely affected.

Our cash flows may fluctuate due to the payment practice applied to our projects or foreign currency exchange rates.

Our projects normally incur net cash outflows at the early stage of carrying out our works when we are required to incur setting-up expenditures, purchase materials, and commence works prior to payment received from our customers. Our customers will make payments pursuant to our progress claims which have to be approved by our customers. Accordingly, we experience accumulative net inflows gradually as the project progress. We typically do not receive a deposit from customer for offsetting the initial cash outflows. As we undertake a number of projects at any given period, the cash outflow of a particular project could be offset by the cash inflows of other projects. Accordingly, as a result of the general mismatch in the timing of our cash flow movements between our outlay and receipt of payments, we could potentially experience negative operating cash flows. If at any time, we undertake more projects which are at the initial stage of works than projects which are at the later stages, our corresponding cash flow position will be adversely affected. Further, our revenues and financial statements are denominated in the Singapore dollars but presented in US dollars and, our daily transactions are mainly denominated in the Singapore dollar. As such, we are exposed to the risk of adverse exchange rate fluctuations against the Singapore dollar, which may negatively impact our results of operations when our financials are presented in US dollars.

We are required by our customers to arrange performance bonds or banker’s guarantee to secure our due performance of contracts.

It is common practice in the construction industry that contractors are required by their customers to take out performance bonds or banker’s guarantee at a fixed sum or a certain percentage of the contract sum to secure due performance and compliance with the contracts. In lieu of performance bonds or banker’s guarantee, we may be required to place cash deposit or accept a higher percentage for retention monies. In the event that we default on our contractual obligations, our customer will be entitled to call on the bond with the financial institution. If the performance bond is called upon, we will be required to indemnify the relevant financial institution for such payment, and our liquidity, business, reputation, financial performance, financial position and prospects may be adversely affected.

The amount paid up for the performance bonds may be locked up for a prolonged period of time, depending on contract period. Further we cannot guarantee we will not undertake projects which have performance bonds requirements in the future, and should we fail to satisfactorily complete our contracted works, the amount paid up for the performance bonds may not be released to us, which may adversely affect our cash flows and financial position. In the event that our contracts are negotiated without performance bonds but with a higher percentage of retention monies, the performance of our works and our monthly progress claims and billings will be subject to a higher amount of retention. Similarly, should we not satisfactorily complete our contracted works, we may not receive the full amount of the retention monies upon the completion of the project and expiration of the defect liability period. In such event, our financial performance and cashflows will be materially and adversely affected.

We may be subject to litigation, claims or other disputes.

We may from time-to-time encounter disputes arising from contracts with customers, suppliers, subcontractors or other third parties. Claims brought by customers against us may involve defective works, damaged works as we are obliged to protect our completed or partially completed works on-site, property damages or other contractual breaches which may result in us incurring liquidated damages under the terms of our contracts with our customers. Claims may also arise from disputes with suppliers and subcontractors on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us will materially and adversely affect our business, financial position, financial performance and prospects.

Moreover, legal proceedings resulting in unfavorable judgment or findings may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial position, financial performance and prospects.

The nature of our work also involves certain risks as employees work at the work sites with equipment and tools, or work from height. Our employees who have suffered an injury arising out of and in the course of his employment can choose to either submit a claim under the Work Injury Compensation Act 2019 of Singapore (“WICA”) for compensation through MOM without needing to prove negligence or breach of statutory duty by employer or commence legal proceedings to claim damages under common law against employer for breach of duty or negligence. Pursuant to the WICA, an injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain stipulated limits. Damages under a common law claim are usually higher than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses and any future loss of earnings. In the event that the litigation costs, time involved and/or claim amounts are substantial, our financial performance will be materially and adversely affected.

We may not be able to implement our future plans and strategies successfully.

Our future plans and strategies include, inter alia, strengthening our market position in the interior fitting-out industry in Singapore and participating in joint ventures or strategic alliances with suitable partners. The successful implementation of our business plan may be affected by a number of factors including the availability of sufficient funds, government policies relevant to our industry, the economic conditions, our ability to maintain our existing competitive advantages, our relationships with our customers, the threat of substitutes and new market entrants. Participation in joint ventures and/or strategic alliances locally or overseas also involves numerous risks, including but not limited to regulatory risks, political risks, execution risks in relation to identification of suitable partners, integration of operations and/or cooperation in projects or business management. There can be no assurance that we will be able to execute such future plans and strategies successfully and as such, the actual outcome may fall short of expectations.

Our insurance coverage may not be sufficient to cover all losses or potential claims and insurance premiums may increase.

We obtain public liability insurance for injuries to third parties and the required policies for our staff, such as work injury compensation and medical insurance. For projects where we are the main contractor, we also procure contractors’ all risks insurance. Please refer to the section entitled “Business – Insurance” of this prospectus for further details on our insurance coverage. For our interior fitting-out projects, we do not need to procure specific insurance as it is usually covered by the insurance procured by the main contractor. However, we may become subject to liabilities against which we are not insured adequately or at all or exposure which cannot be insured.

Although we believe our insurance coverage is sufficient for the needs of our operations and appropriate for our current risk profile, we cannot guarantee that our current levels of insurance are sufficient to cover all potential risks and losses. Moreover, we may not be able to recover the losses in full or on a timely basis from our insurers. There are also certain risks that are not covered by our insurance policies because they are either uninsurable or not economically insurable including acts of war and terrorism. In addition, our insurers will review our policies each year and we cannot guarantee that we can renew our policies or renew our policies on similar or other acceptable terms. If we suffer from losses that exceed our insurance coverage or are not covered by our insurance policies, we may be liable to bear such losses and our business, financial performance and financial position will be adversely affected.

We are affected by the macroeconomic, political, social and other factors beyond our control in Singapore and other countries which we operate in.

We are affected by macroeconomic factors, such as general economic conditions, population growth, household formation, market sentiment which are in part, influenced by unemployment rates, real disposable income, inflation, recession, stock market performance, interest rate environment, regulatory policies, foreign investment, gross domestic product growth, business sentiment, all of which are beyond our control. For example, there has been increased inflationary pressure on the cost of materials and labor and increased bank loan rates. As of yet, we have not yet seen a material impact to our business, but if inflation increases, the increased cost of completing projects and financing our business may have a negative impact on our financial performance. Moreover, political and social stability, taxation, price and exchange control regulations, industry laws and regulations in Singapore and other countries may also affect our business. There is no assurance that such conditions will not develop in a manner that will have an adverse effect on our business operations.

We may also expand into other countries in which we presently do not have a business presence. Factors beyond our control include the abovementioned, and other conditions such as internal strife, epidemics, severe weather conditions, natural or other catastrophes, terrorist attacks or acts of violence that may materially and adversely affect financial markets, business and consumer confidence that will materially and adversely affect our operations, financial performance and financial position.

Our business, financial performance and results of operations depend significantly on worldwide macroeconomic economic conditions and their impact on material supplies. Recessionary economic cycles, higher interest rates, volatile fuel and energy costs, inflation, levels of unemployment and other economic factors that may affect material costs and adversely affect costs of revenue of our services and products. In addition, negative national or global economic conditions may materially and adversely affect our suppliers’ financial performance, liquidity and access to capital. This may affect their ability to maintain their inventories, production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations.

Economic factors such as increased commodity prices, shipping costs, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of revenue and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Global inflation rose in 2023 and may continue through 2024. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties

We have registered our trademark to protect our intellectual property rights in Singapore. Please refer to the section entitled “Business – Intellectual Property” of this prospectus for more details. Should our trademark be violated or infringed, there may be confusion by potential customers who have not previously worked with us or we may be exposed to the risk of claims against us for intellectual property rights infringement.

Given our limited resources, we may not be able to effectively prevent third parties from violating our Group’s intellectual property rights. There is also no assurance that we will be able to obtain adequate remedies in the event of a violation of our trademark by our competitors or other third parties. If we fail to protect our intellectual property rights adequately, there may be an adverse impact on our Group’s reputation, goodwill and financial performance.

While we have not experienced any claims for intellectual property rights infringement, there is no assurance that we will not infringe any intellectual property rights of third parties in the future. In the event of any claims or litigation by third parties involving infringement of their intellectual property rights, whether with or without merit, our operations and financial performance may be adversely affected.

Geopolitical conditions, including direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Our operations could be disrupted by geopolitical conditions, political and social instability, acts of war, terrorist activity or other similar events. In February 2022, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect global trade, currency exchange rates, regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations. At this time, we have not been impacted by the conflict between Russia and Ukraine, nor the most recent conflicts taking place in the Middle East, as all of our major suppliers of material are based in Asia and we have not been impacted by supply chain disruptions or sanctions resulting from the conflict. But if the conflict prolongs, there could be long term ramifications on the global economy through trade restrictions or cyberactivity that could negatively impact our operations.

Our financial condition and results of operations may be adversely affected by the recurrence of a global pandemic.

A significant outbreak, epidemic or pandemic of a contagious disease such as COVID-19 in any geographic area in which we operate or plan to operate could result in a health crisis adversely affecting the economies, financial markets and overall demand for our services in such areas. In addition, any preventative or protective actions that governments implement or that we take in response to a health crisis, such as travel restrictions, quarantines, or site closures, may interfere with the ability of our employees, suppliers and customers to perform their responsibilities. At this time, we are not experiencing negative impacts due to COVID-19 cases, but if cases increase and/or new shutdowns are implemented or a similar global health threat arises, this is expected to have a material adverse effect on our business.

Certain market opportunity data, forecasts, third-party website data and imagery contained in this prospectus were obtained from third-party sources and were not independently verified by us. We believe the data represented in those images, estimates of market opportunity data, forecasts of market growth included in this prospectus are reliable, but may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.

This filing contains certain data, imagery, and information that we obtained from various government, private entity publications, third party websites, and reports. There is no guarantee that any particular images or data represented therein are reliable. There is no guarantee that any number or percentage of market participants covered by our market opportunity estimates will purchase our services at all or generate any particular level of revenue for us. While we have not independently verified the data and information contained in the represented images and reports because such data and information may have been collected using third-party methodologies, we believe that the data and information, including projections based on a number of assumptions, from these third-party publications and reports used in this prospectus is reliable. Any expansion in the construction industry in Singapore is dependent a number of factors, including the cost and perceived value associated with our services and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast in this prospectus, our business could fail to grow at the rate we anticipate, if at all, which could adversely affect our business, financial condition, results of operations and prospects. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the data represented in the images representing projects we have worked on and certain forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Risks Related to Our Securities

An active trading market for our Ordinary Shares may not be established and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will be established, in which case the market price and liquidity of our shares may be materially and adversely affected. As a result, investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future. The continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) requires that a Nasdaq listed company maintain a minimum bid price of $1 per share Our share price has been below $1.00 since March 28. There is no assurance that we will be able to raise our share price at the level required to maintain our listing on the Nasdaq.

If the Nasdaq delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to declare dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to declare any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of profits or its share premium account, provided that in no circumstances may a dividend be paid out of the share premium account unless, immediately following the date on which the dividend is proposed to be paid, the company shall be able to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which an investor may have purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Our Amended Articles of Association contains anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Ordinary Shares.

Our Amended Articles of Association contains provisions that may limit the ability of others to acquire control of our Company. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our Company in a tender offer or similar transaction. Our board of directors has the authority to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Ordinary Shares. Preferred shares could be issued with terms calculated to delay or prevent a change in control of our Company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Ordinary Shares may fall and the voting and other rights of the holders of our Ordinary Shares may be materially and adversely affected.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our controlling shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Our Chief Executive Officer, Kelvin Ang, owns approximately 69.4% of our issued and outstanding Ordinary Shares. Accordingly, as our controlling shareholder he could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. In the event we rely on these exemptions, these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that has listed our Ordinary Shares on the Nasdaq, we have the ability to rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This would allow us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

- have a majority of the board of directors consist of independent directors;

- require non-management directors to meet on a regular basis without management present;

- have an independent compensation committee;

- have an independent nominating committee; and-

- seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements and our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act, and we will also meet the more stringent requirements of having three “independent” audit committee members.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to our Company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under the laws of the Cayman Islands are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, which may provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. In the event we opt to do so in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities”. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

Our Articles of Association restrict shareholders from bringing legal action against our directors.

Our Amended and Restated Articles of Association contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our directors; however, this waiver does not apply to claims arising under the Securities Act and the Exchange Act. Other than claims arising under the Securities Act or the Exchange Act, the waiver applies to any action taken by a director, or the failure of a director to take any action, in the performance of his or her duties with or for our Company, except with respect to any matter involving any fraud, willful default or dishonesty on the part of the director. This waiver may discourage claims and limits the right of shareholders to assert claims against our directors unless the act or failure to act involves fraud, willful default or dishonesty of such director.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, in the future we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company,” as defined under the Nasdaq Stock Market rules, because Kelvin Ang holds, and will continue to own, more than 50% of our voting power. For as long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and
●	the requirement that we have a corporate governance and nominating committee, composed entirely of independent directors, with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Stock Market rules, if we use these exemptions. We do not currently intend to rely on the controlled company exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

As of January 1, 2019, the International Tax Co-operation (Economic Substance) Act of the Cayman Islands (the “ES Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are carrying on a “relevant activity” (as defined in the ES Act). As we are a Cayman Islands company, compliance obligations include filing an annual notification for the Company disclosing whether the Company is carrying out any relevant activities within the meaning of the ES Act and if so, whether we have satisfied economic substance tests to the extent required under the ES Act. As it is a new regime, it is anticipated that the ES Act may evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all applicable requirements under the ES Act. Failure to satisfy these requirements may subject us to penalties under the ES Act.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Company Accounting Act (“HFCAA”) all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On December 18, 2020, the former U.S. president signed into law the HFCAA. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA which will go into effect 30 days after publication in the Federal Registrar. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection.

On September 22, 2021, the PCAOB adopted a new rule related to its responsibilities under the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The new rule became effective on November 4, 2021. On December 16, 2021, the PCAOB issued a report notifying the SEC of its determinations (the “PCAOB Determination Report”) that they are unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong. The report sets forth lists identifying the registered public accounting firms headquartered in mainland China and Hong Kong, respectively, that the PCAOB is unable to inspect or investigate completely.

This lack of PCAOB inspections of audit work performed in the PRC prevents the PCAOB from regularly and fully evaluating audit work of any auditors that was performed in the PRC. As a result, investors may be deprived of the full benefits of PCAOB inspections, and thus may lose confidence in our and the PRC operating entities reported financial information and procedures and the quality of our and the PRC operating entities’ financial statements.

Our auditor, Marcum Asia CPAs LLP (“Marcum Asia”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the applicable professional standards. Marcum Asia is headquartered in New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2023 and, as of the date of this prospectus, was not included in the list of PCAOB Identified Firms in the PCAOB Determination Report issued on December 16, 2021.

On August 26, 2022, the China Securities Regulatory Commission, the Ministry of Finance of the Republic of China, and the Public Company Accounting Oversight Board (“PCAOB”) signed a Protocol, governing inspections and investigations of audit firms based in mainland China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the Consolidated Appropriations Act, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiating new investigations, as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA, if necessary. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is a significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Item 4. Information on the Company

History and Organizational Structure of the Company

Our Group is comprised of the Company, FBS Global Limited, its operating subsidiary FBS SG, which is held through Success Elite Developments Limited, a wholly-owned subsidiary of the Company, and an operating subsidiary EFMK Supplies Limited, which was acquired on March 10, 2025, which is held through Bright Bless Developments Limited, a wholly owned subsidiary of the Company, which was acquired on March 7, 2025 as an operating subsidiary in Hong Kong to establish a presence for interior works in Hong Kong, Macau and the People’s Republic of China (“PRC”).

Our Company was incorporated in the Cayman Islands on March 10, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 shares of par value US$0.001 each. On August 2, 2022, under a group reorganization, our Company became the holding company of our group of companies comprised of Success Elite Developments Limited, a wholly-owned subsidiary, which in turn holds FBS SG, which is our operating company based out of Singapore, and Bright Bless Developments Limited, a wholly-owned subsidiary, which in turn holds EFMK Supplies Limited, a newly formed company as we explore expanding operations into Hong Kong, Macau and PRC. As of the date hereof, Kelvin Ang holds approximately 69.4% of the issued share capital of our Company and another 800,000 resell shares capital which remain unsold as of to date. Our current corporate structure is as follows:

On February 7, 2025, we completed our initial public offering of 2,250,000 Ordinary Shares at a public offering price of US$4.50 per share. Total net proceeds to the Company, after deducting discounts, expenses allowance and expenses, were approximately $8.8 million. The Ordinary Shares began trading on February 6, 2025 on the Nasdaq Capital Market under the ticker symbol “FBGL.”

Business Overview

We are a Singapore based green building contractor and an established interior fit-out specialist with a track record of over 20 years in institutional, residential, commercial and industrial building projects. As a green contractor, we seek to tender bids for green building projects, use green construction methods, and sustainably-source and environmentally responsible materials for our construction projects. Green construction methods and materials will lead to the reduction in energy, water and material resource usage in construction projects thus reducing the potential environmental impact.

We also try to recommend and introduce green features to the buildings we construct. Green buildings are generally more energy efficient than conventional buildings. Some of the key features that might be commonly found in green buildings in Singapore are:

●	Improved glass insulation to reduce solar heating through windows;

●	Increased natural light, energy efficient lighting devices, and equipment- controlled lighting;

●	Energy efficient cooling plants and ventilation systems for air conditioning;

●	Building management systems to monitor and control equipment and optimize energy use; and

●	The use of photovoltaic cells in solar projects.

Projects with BCA Green Mark Award

We have completed multiple projects in Singapore that received the BCA Green Mark Award, listed in the table below. The award recognizes developers, building owners and individuals who have made outstanding achievements in environmental sustainability in the built environment. There is also a Green Mark Certification Scheme that was launched by BCA in January 2005. It is a green building rating system designed to evaluate a building’s environmental impact and performance. It provides a comprehensive framework for assessing the overall environmental performance of new and existing buildings to promote sustainable design, and best practices in construction and operations in buildings.

The key criteria to the Green Mark Certification Scheme are as follows:

●	Climatic responsive design;

●	Building energy performance;

●	Resources stewardship;

●	Smart and healthy building; and

●	Advance green efforts.

●	Advance green efforts.

The table below lists Green Mark Awards given to projects in which we participated and our work scope for the projects specified. We have worked on 109 projects and 29 of such projects have received an award, the most recent of which are described in more detail in the table below..

S/N	Project Name	Work Scope	BCA Green Mark Award	Year
1	Outram Community Hospital	Drywall Partition	BCA Green Mark Platinum Award	2021
2	Vivo City	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2020
3	Woodlands Health Campus	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2020
4	National Cancer Centre	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2019
5	Yishun Community Hospital	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2019
6	Singapore Sportshub	Drywall Partition and Ceiling	BCA Green Mark Gold Plus Award	2019
7	Outram Community Hospital	Drywall Partition	BCA Green Mark Platinum Award	2018
8	Campus for Research Excellence and Technological Enterprise (CREATE)	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2017
9	LASALLE College of Arts	Drywall Partition and Ceiling	BCA Green Mark Gold Award	2016
10	BCA Skylab	Architectural Works	BCA Green Mark Platinum Award	2016
11	Marina One Mixed Development	Drywall Partition and Ceiling	BCA Green Mark Platinum Award	2015
12	Punggol Waterway Point & Punggol Town Plaza	Drywall Partition and Ceiling	BCA Green Mark Gold Plus Award	2015
13	The Tembusu	Drywall Partition and Ceiling	BCA Green Mark Gold Plus Award	2015
14	Punggol Watertown (Residential)	Drywall Partition and Ceiling	BCA Green Mark Gold Plus Award	2014

Beginning in 2022, the BCA Green Mark Award was replaced by the SGBC-BCA Leadership in Sustainability Award (“LSA”).

Recent Projects

The Company entered into a contract for retrofitting work in October 2024, with a total contract value of approximately SGD 26,000,000. The project commenced in March 2025 and is scheduled for completion in December 2027. The Company also entered into another Addition and Alteration (A&A) project in April 2025, with an approximate contract value of SGD 14,700,000. The project commenced in April 2025 and is expected to be completed by June 2026.

Our Customers

The table below sets out the customers who accounted for 5.0% or more of our Group’s total revenue for the fiscal years ended 2023 and 2024:

			Percentage of revenue (%)
Name of customer	Services provided	Our Role	2023	2024
SDK Consortium	Drywall Partition & Ceiling System	Subcontractor for fit-out works	32	7
China Construction (South Pacific) Development Co. Pte Ltd.	Partition & Ceiling Works	Subcontractor for fit-out works	12	-
Hyundai Engineering & Construction Co Ltd	Partition & Ceiling Works	Subcontractor for fit-out works	-	19
Uniglory Construction Pte Ltd	A&A Works	Main contractor for fit-out works	-	10
GS Engineering	Acoustic Woodwool Cement Board Works	Subcontractor for fit-out works	11	24
OUE Ltd.	A&A Works	Main contractor for fit-out works	7	-
Hexacon Construction Pte Ltd	Partition & Ceiling Works	Subcontractor for fit-out works	-	7
Seales Air (Singapore) Pte Ltd.	A&A Works	Main contractor for fit-out works	15	7
Penta-Ocean Construction Co Ltd.	Partition & Ceiling Works	Subcontractor for fit-out works	9	22

We receive progress payments for our work performed and revenue is recognized based on the stage of completion of our projects. The fluctuation in revenue contribution from our customers varies from year to year as revenue contribution is on project basis and revenue is recognized based on the stage of completion. Therefore, a higher value project, more projects from a customer and/or more works completed during a financial year or period will result in a higher percentage of revenue attributed to a customer. Please refer to the risk factor “We are dependent on our major customers and any significant decrease in projects secured from them may affect our operations and financial performance” set out in the section entitled “Risk Factor” in this prospectus.

We are not aware of any information or arrangement which would lead to a cessation or termination of our current relationship with any of our major customers.

Insurance

We maintain, inter alia, the following insurance policies to cover among others, our operational, human resource and fixed assets risks:

-	public liability insurance;

-	work injury compensation for our employees;

-	foreign worker medical insurance, as stipulated by the Ministry of Manpower, to cover hospitalization costs in Singapore;

-	commercial vehicle insurance for vehicles used in connection with our business; and

-	fire insurance, for our office equipment (including furniture, fixtures, fittings, telephone and electrical installations), additions, renovations and raw materials.

We are of the view that our insurance coverage is adequate for our business operations and is in line with industry standards. The above insurance policies will be reviewed annually for the adequacy of our insurance coverage.

Risk Management

Workplace Safety and Health Policy

We have an occupational, health and safety management system and policy in place, and as of December 31, 2021, we obtained ISO 45001:2018 certification (replacing OHSAS 18001-2007), which is an international standard that specifies requirements for an occupational health and safety management system, with guidance for its use, to enable an organization to proactively improve its occupational health and safety performance in preventing injury and ill-health. ISO 45001-2018 certification is a requirement for bizSAFE Level Star certification and some of our customers consider certifications including ISO 45001:2018 and/or bizSAFE Level Star when inviting subcontractors to tender, and accordingly such certifications also may increase our project opportunities. A summary of our workplace safety and health policies is set out below:

Workplace Safety

Workplace safety includes aspects related to safety at the work site and ensuring that occupational hazards are identified and assessed and actions are taken to reduce workplace accidents. These cover areas such as:

●	Conditions of the workplace, such as adequate working area, lighting, ventilation, and temperature control, water leakage, mold, airborne hazards and obstructions should be cleared. Exits should be clearly marked and potential trip hazards such as wire cords should be secured.
●	Electrical safety, such as being aware of electrical hazards, and checking that electrical equipment and devices are in good condition and use in a proper manner.
●	Fire safety, such as ensuring the proper functioning of emergency fire sprinkler heads, clearly marked and unobstructed emergency exits and lighting and that firefighting equipment are in good condition and available for emergency use.
●	Protective equipment, such as the availability of the proper type of protective equipment and that they are in good condition. First aid kits should be maintained and in good condition.
●	Safety toolbox meetings are conducted daily or as requested by the main contractor at the work site to ensure that workers present for work that day are fit for work and that they have been issued with the proper protective equipment.

Environmental Management and Occupational Health Safety

As of December 31, 2021, we upgraded our ISO certification to ISO 14001:2015, which certification is the first international environmental management standard that provides an integrated approach to environmental management that emphases sustainability. This cover areas such as:

●	Noise pollution control, including taking measures to ensure that our employees are not exposed to excessive noise and that we are working within the permissible noise levels at the work site. We also provide hearing protectors to our employees and annual audiometric examination for employees exposed to excessive noise;
●	Air pollution control, including taking measures to control and minimize air pollution from our machinery and vehicles;
●	Chemical spillage control, including ensuring that toxic, corrosive and flammable chemicals are accompanied with safety data sheet and that their use is in accordance with instruction;
●	Waste management, including ensuring that each type of waste (general waste, hazardous waste, reusable packaging or materials) are segregated and disposed accordingly; and
●	Conservation of resources and environment, including being energy-efficient, reducing or eliminating the use of ozone-depleting substances.

Our environmental objectives are to have a zero-environmental accident record and to not receive any fines or penalties from the NEA. Our environmental management system covers hazard identification, emergency response, regulatory compliance, implementation, incident reporting and evaluation.

Our annual cost of compliance with applicable workplace safety and environmental regulations during the Period Under Review was not material.

Staff Training Plans

Training plans are reviewed periodically to ensure that employees are able to carry out their scope of work competently and safely. All new employees go through an orientation program and are assigned to a supervisor for on-the-job training. We also organize training courses conducted by external parties. Our annual staff training costs during the last two years were not material.

Competition

The construction industry in Singapore, including interior build out / fitting-out works and main contractor works, is highly competitive and fragmented. Our Group has an established track record in interior fitting-out works, in particular for hospital construction projects in Singapore, and main construction project experience. To the best of our knowledge and belief, while there is no comparable industry peer with an identical project profile, we consider Dong Jian (Singapore) Pte Ltd, Top Plasterceil Pte Ltd and Lincotrade & Associates Pte Ltd to be our main competitors in interior fitting-out works.

None of our directors or substantial shareholders or their respective associates has any interest, direct or indirect, in any of the above competitors. To the best of our knowledge and belief, there are no published statistics that present the market share of interior fitting-out works in Singapore. With regards to main construction works, the industry is similarly competitive and fragmented and as we take on main construction projects as and when the project opportunity arises, we believe that is no meaningful comparison of market share and competitors.

Licenses and Certifications

Contractors Registration System

The construction industry in Singapore is regulated by the Commissioner of Building Control (“CBC”), whose primary role is to develop and regulate Singapore’s building and construction industry. Registration in the Contractors Registration System maintained by the BCA is a pre-requisite to tendering to Singapore Government agencies for public sector projects. FBS SG is registered under (i) Construction Workhead (CW) and (ii) Construction-Related Workhead (CR) with the specific requirements below:

Workheads	Title	Scope of Work		Grade	Expiry Date

CR06	Interior Decoration and Finishing Works	Interior design, planning and the decoration of buildings. This includes ceiling panels, partitions, built-in fitments, raised floor works, plastering and tiling.		L5	July 1, 2025

CW01	General Building	(a)	All types of building works in connection with any structure, being built or to be built, for the support, shelter and enclosure of persons, animals, chattels or movable property of any kind, requiring in its construction the use of more than two unrelated building trades and crafts. Such structure includes the construction of multi-story car-parks, buildings for parks and playgrounds and other recreational works, industrial plants, and utility plants.	B2	July 1, 2025

		(b)	Addition and alteration works on buildings involving structural changes.

		(c)	Installation of roofs.

Tendering limits for different grades under the Contractors Registration System

The tendering limit for projects in the public sector is determined by one’s qualified grade under the Contractors Registration System. Such tendering limit for each respective grade is valid for one year from July 1 to June 30 of the following year. Currently, the tendering limit for our L5 grading in CR06 (Interior decoration and finishing works) workhead is S$16 million and B2 grading in CW01 (General building) workhead is S$16 million.

Registration and retention requirements

Registration under the Contractors Registration System in respect of a particular workhead and registration grade will remain valid for the period stipulated by BCA. The validity for a registration will lapse automatically after the expiry of such stipulated period, unless a renewal is filed and approved by BCA. In order to apply for, maintain and renew the registrations under the Contractors Registration System, there are different requirements to be complied with for different grades, including but not limited to requirements relating to minimum paid up capital and net worth, employment of certain personnel with prescribed qualifications, and track record of past and current projects. Please refer to the section entitled “Risk Factors.” We are reliant on the renewal of our existing registrations and licenses of this prospectus for further details of our risks.

Some of the specific requirements to be complied with as at the Latest Practicable Date are as follows:

			Requirements
Workhead	Title	Grade	Minimum Paid-Up Capital & Minimum Net Worth (S$)		Track Record (completed projects in the past three years in all cases)(1) (S$)	Personnel – Management & Development(2) (3)	License Requirements
CR06	Interior decoration and finishing works	L5	S$	500,000	S$10.0m of which S$1.0m SP	1P or 2T, one with at least 8 years of relevant experience of which minimum 1P/T with BCCPE	ISO45001/ BizSAFE Level 3

CW01	General building	C1	S$	300,000	S$3.0m	1RP/P and 1T of which 1RP/P/T with BCCPE	ISO45001/ BizSAFE Level 3 / General Builder License Class 1 or Class 2 (GB1 or GB2)

Notes:

(1)	On-going projects are acceptable for renewal and “PS” refers to minimum projects executed in Singapore, MC refers to minimum main contracts (nominated sub-contracts may be included) and “SP” refers to minimum size single main contract or sub-contract.

(2)	“RP” shall mean a minimum professional qualification with a degree in Civil / Structural Engineering recognized by the Professional Engineers Board of Singapore or equivalent qualifications approved by the BCA. “P” shall mean a minimum professional qualification with a recognized degree in Architecture, Building, Civil / Structural, Mechanical or Electrical Engineering or equivalent qualifications approved by the BCA. “T” shall mean a minimum technical qualification with a polytechnic diploma in Architecture, Building, Civil / Structural Mechanical, Electrical Engineering or equivalent awarded by the BCA Academy, Nanyang Polytechnic, Ngee Ann Polytechnic, Republic Polytechnic, Singapore Polytechnic, Temasek Polytechnic or such other diplomas or qualifications as approved by the BCA from time to time.

(3)	“CCPP” shall mean a Certified Construction Productivity Professional. “BCCPE” shall mean Basic Concept in Construction Productivity Enhancement (Certificate of Attendance) conducted by the BCA Academy. “SDCP” shall mean Specialist Diploma in Construction Productivity conducted by the BCA Academy.

Builders’ Licensing Scheme

The Building Control Act 1989 of Singapore (“Building Control Act”) and the Building Control (Licensing of Builders) Regulations 2008 set out the requirements for the licensing of builders. All builders carrying out building works where plans are required to be approved by the CBC and builders who work in specialist areas which have a high impact on public safety will require a builder’s license. The requirement applies to both public and private construction projects.

There are two types of builder’s licenses, namely, the GB License and the specialist builder’s license. FBS SG possesses the GB1 License that authorizes the builder to carry on the business of a general builder without restriction in contract value.

To qualify for the GB1 License, the following conditions must be met:

Financial	Approved person(1)		Technical controller(2)
(minimum paid-up capital)	Course	Practical experience	Course	Practical experience
S$300,000	A course leading to a Bachelor’s degree or postgraduate degree in any field	At least 3 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification	A course leading to a Bachelor’s degree or postgraduate degree in a construction and construction-related fields(3)	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification
or
	A course leading to a diploma in a construction and construction-related fields(3).	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification
or
	A course conducted by BCA known as “Essential Knowledge in Construction Regulations & Management for Licensed Builders”	At least 10 years (in aggregate) of practical experience in the execution of construction projects in Singapore

Notes:

(1)	The approved person shall not have acted as an approved person or the technical controller of a licensee whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The approved person must not be acting, for so long as he is the approved person for the licensee that he does not intend to act, as a technical controller for any other company with or holding a license. The approved person must give his consent for carrying out the duties of an approved person for the applicant of the license.

(2)	The technical controller is the appointed key personnel under whose personal supervision the execution and performance of any general building works or specialist building works in Singapore that the licensee undertakes is carried out. The technical controller(s) could be the sole proprietor, partner, director or member of board of management of the licensee or an employee (being a person employed in such a manner and with such similar duties and responsibilities as a partner, director or member of its board of management). The technical controller shall not have acted as an approved person or the technical controller of a builder whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The technical controller must not be acting, for so long as he is the technical controller for the licensee, as a technical controller for any company with or applying for a license. The technical controller must give his consent to carrying out the duties of a technical controller for the applicant of the license

(3)	“Construction and construction-related field” means the field of architecture, civil or structural engineering, mechanical or electrical engineering, construction or project management, quantity surveying or building science, facilities or estate management.

Green and Gracious Builder Scheme

BCA launched the Green and Gracious Builder Scheme in February 2009 to promote environmental protection and gracious and professional practices during the construction phase of projects. It is also a requirement to hold the Green and Gracious Builder Award for contractors with grade B2 and above for construction workheads CW01 and CW02 under the CRS. FBS SG currently holds the BCA Green and Gracious Builder Award in the “Certified” category, which was first issued on May 9, 2018 with an expiry date of May 8, 2024 with a renewal in process with the BCA. The Green and Gracious Builder Award will be valid for 3 years. During this period, surveillance audits will be conducted on a yearly basis. Renewal audits will be carried out by The Singapore Contractors Association Limited (which has taken over the administration of the Green and Gracious Builder Scheme) every 3 years to maintain the validity of the Green and Gracious Builder Award.

Building Control Act

Every proposed property development in Singapore requires written permission from the Urban Redevelopment Authority (“URA”) setting out specific requirements and limits for the development, such as land use, gross plot ratio, building height and building form on the development site. Once the URA has given the written permission, an application will be made to the CBC for the building plan approval in respect of the development and/or a permit for carrying out the structural works. Construction may then commence upon receipt of the notice of approval and permit to carry out structural works from the CBC, in accordance with such approvals, to be elaborated below.

In the event that the development site is owned by the JTC Corporation, approval is also required to be obtained from JTC Corporation. In a case where changes are required to the designation use of a development site, approval from URA is required.

Under the Building Control Act, a builder undertaking any building works shall, among other duties: (i) ensure that the building works are carried out in accordance with the plans of the building works supplied to it by the appointed registered architect or professional engineer for the project and with any terms or conditions imposed by the CBC in accordance with the Building Control Act and the building regulations, (ii) notify the CBC of any contravention of the Building Control Act or the building regulations relating to those building works of which the builder knows or ought reasonably to know; (iii) keep at the premises on which the building works are carried all plans of those building works approved by the CBC and supplied to him by the appointed registered architect or professional engineer for the project; and (iv) within seven days from the completion of the building works, certify that the new building has been erected or the building works have been carried out in accordance with the Building Control Act and the building regulations and deliver such certificate to the CBC.

Employment Act

Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) governs most employment matters such as public holidays and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions, termination and dismissal, and also governs, among other things and where applicable, working hours, overtime, rest days, holidays and other conditions of work or service.

Employment of foreign workers in Singapore

Work passes and permits

Pursuant to the Immigration Act 1959 of Singapore (“Immigration Act”), no person, other than a citizen of Singapore, shall enter or attempt to enter Singapore unless, inter alia, he is in possession of a valid pass lawfully issued to him to enter Singapore. Such valid pass would include, inter alia, a valid work pass issued by the Controller of Work Passes under the EFMA (as defined below) and the regulations issued pursuant to the EFMA, including passes such as Work Permits (including a training work permit), S Passes and Employment Passes. The work passes are categorized by the professional skill level and monthly salary of the migrant worker. There are applicable quotas and levies payable for S Pass and Work Permit Holders. A work pass may be in the form of a card or in an endorsement made in the passport or other travel document of the work pass holder or in such other form as the Controller of Work Passes may determine.

Employment of Foreign Manpower Act

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 (“EFMA”) and the regulations issued pursuant to the EFMA and regulated by the Ministry of Manpower (“MOM”). The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

Under Section 5(1) of the EFMA, no person shall employ a foreign employee unless he has obtained in respect of the foreign employee a valid work pass from the MOM, which allows the foreign employee to work for him.

The availability of foreign workers to the construction industry is also regulated by the MOM through, among others, the following policy instruments:

(i)	approved source countries;

(ii)	the imposition of security bonds and levies;

(iii)	dependency ratio ceilings based on the ratio of local to foreign workers; and

(iv)	quotas based on the man year entitlements (“MYE”) in respect of workers from the People’s Republic of China (“PRC”) and non-traditional sources such as India, Sri Lanka, Thailand, Bangladesh, the Republic of the Union of Myanmar and the Philippines (“NTS”). With effect from 1 January 2024, the MYE framework will be phased out.

Approved source countries

The approved source countries for construction workers are Malaysia, the PRC, NTS countries and North Asian sources such as Hong Kong (holders of Hong Kong Special Administrative Region passports), Macau, South Korea and Taiwan (“NAS”).

Security bonds and foreign worker levy

For each non-Malaysian Work Permit holder whom a company wants to employ, a security bond of S$5,000 in the form of a banker’s guarantee or insurance guarantee is required to be furnished to the Controller of Work Passes. The security bond must be furnished prior to the foreign worker’s arrival in Singapore, failing which entry into Singapore will not be allowed. Malaysian workers are exempt from the above requirement of furnishing a security bond.

The employment of Work Permit workers is also subject to the payment of monthly levies. The levy is a mechanism to regulate the number of foreign workers in Singapore. For the construction sector, employers pay the requisite foreign worker levy according to the qualification of the foreign workers employed. A daily levy rate will apply where the Work Permit holder did not work for a full calendar month.

Effective January 1, 2024, the levy rates for Work Permit holders will be revised as follows:

Tier	Monthly	Daily
Malaysians, NAS and PRC – Higher-Skilled	$300	$9.87
Malaysians, NAS and PRC – Basic-Skilled	$700	$23.02
NTS – Higher-Skilled	$500	$16.44
NTS – Basic-Skilled	$900	$29.59

Employers of foreign workers will have to pay a levy bond for each Work Permit holder (of S$600 per month for each basic-skilled or higher-skilled worker and of S$2,000 per month for each unskilled worker). Levy bonds are payable under certain scenarios, such as where the workers’ Work Permits have been revoked because of unpaid levies, or if there have been late levy payments in at least three (3) times in a 12-month period. The levy bond monitoring period is usually twelve (12) months, and the levy bond will be released when this monitoring period expires, subject to the possibility of extension if there are more delays in levy payment.

Dependency ratio ceilings

The dependency ratio ceiling for the construction industry is currently set at a ratio of one (1) full-time local employee earning at least S$1,600 per month (“Local Qualifying Salary”) to five (5) foreign workers. This means that for every one (1) full-time Singapore citizen or Singapore permanent resident earning at least the Local Qualifying Salary employed by a company in the construction sector with regular full month Central Provident Fund contributions made by the employer, the company can employ five (5) foreign workers. If the full-time Singapore citizen or Singapore permanent resident earns at least half the Local Qualifying Salary (at least S$800 per month to below S$1,600 per month) with regular full month Central Provident Fund contributions made by the employer, the Singapore citizen or Singapore permanent resident employee will be counted as a 0.5 local employee.

Minimum percentage of higher skilled workers

At least 10.0% of a company’s construction Work Permit holders must be higher-skilled before an employer can hire any new basic-skilled construction Work Permit holders or renew the Work Permits of existing basic-skilled foreign workers.

Firms that do not meet the 10.0% threshold will not be able to hire or renew the Work Permits of any basic skilled construction Work Permit holders and will also have the Work Permits of any excess basic skilled construction Work Permit holders revoked.

Man Year Entitlements

For project contracts that were awarded or had the tender called on or before 18 February 2022, companies may use awarded Man Year Entitlements, or MYE, which is a Work Permit allocation system for employment of foreign workers from NTS countries and the PRC until 31 December 2024 or the project completion date (whichever is earlier). MYE represents the total number of Work Permit holders a main contractor is entitled to employ based on the value of the projects or contracts awarded by the developers or owners. The allocation of MYE is in the form of the number of “man-years” required to complete a project and only main contractors may apply for MYE. One man-year is equivalent to one year’s employment under a Work Permit. All levels of subcontractors are required to obtain their MYE allocation from their main contractors. A main contractor’s MYE will expire on the completion date of the relevant project, which can be extended if the completion date of the project is extended (prior to December 31, 2024). MYE are allocated to a contractor when it applies for prior approval (“PA”). For main contractors applying for PA, MYE deductions are made according to the number of foreign workers and type of Work Permits applied for and approved by the Work Pass Division of the MOM. For a subcontractor’s PA application, the main contractor supplying the MYE must indicate the MYE allocation in the subcontractor’s PA application form when applying on the subcontractors’ behalf. When approved, the main contractor’s MYE will be deducted accordingly.

Contractors can apply for MYE waivers to allow them to apply or renew the Work Permits of experienced foreign workers from NTS and the PRC without the need for MYE. However, they will be subject to higher MYE-waiver levy rates. The MYE framework was phased out effective January 1, 2024. Companies with project contracts that were awarded or had tender called after 18 February 2022 do not require MYE to employ NTS or PTC workers, provided that such employment does not exceed the applicable dependency ratio ceiling.

Required safety courses

Foreign workers in the construction industry must take one of the following safety courses before their Work Permits can be issued: (i) Construction Safety Orientation Course (“CSOC”) or (ii) Apply Workplace Safety and Health in Construction Sites. Foreign workers must complete the course within two (2) weeks of arriving in Singapore and pass the course within three (3) months of arrival, or their Work Permits may be revoked.

Age restrictions

With respect to foreign workers from the PRC and the NTS countries, basic-skilled foreign workers are allowed to work up to a maximum of 14 years, while higher-skilled foreign workers are allowed to work up to 26 years. There is no maximum employment period for foreign workers from Malaysia or NAS. The maximum age limit for non-Malaysian and Malaysian foreign workers at the time of application of Work Permit is below 50 years old and below 58 years old, respectively. All foreign workers regardless of country of origin can only work up to 60 years of age.

Prior approval

Construction companies with project contracts that were awarded or tendered on or before 18 February 2022 must have prior approval (“MOM PA”) from the MOM to employ foreign workers from NTS countries (up to 31 December 2024 or project completion date, whichever is earlier). The MOM PA indicates the number of foreign workers a company is allowed to bring in from NTS countries. It also determines the number of workers who can have their Work Permits renewed, or who can be transferred from another company in Singapore. The MOM PAs are given based on the (i) duration of the work permits applied for, (ii) number of full-time local workers employed by the company over the past three (3) months as reflected in the Company’s CPF contribution statements (iii) the quota remaining and (iv) number of man-years allocated to the company (for main contractors) or the man-years directly allocated from the Company’s main contractor (for subcontractors). Effective January 1, 2024, the MYE framework will be phased out and the grant of MOM PA will no longer depend on a company’s MYE. The new foreign workers from NTS countries must also possess a Skills Evaluation Certification or the Skills Evaluation Certificate (Knowledge) before they are allowed to work in Singapore. Companies with project contracts that were awarded or tendered after 18 February 2022 do not require MOM PA to employ foreign workers from NTS countries, provided that such employment does not exceed the applicable dependency ratio ceiling.

Work Permit conditions

Employers are required to comply with the conditions of the Work Permits, such as the requirement for the foreign worker to pass a medical examination and to provide acceptable accommodation for their foreign workers. Other conditions of the Work Permits which employers of foreign construction workers are also required to comply with include the following:

(i)	that the foreign worker performs only those construction activities specified in the conditions;

(ii)	ensuring that the foreign worker is not sent to work for any other person, except as provided for in the conditions;

(iii)	providing safe working conditions for their foreign workers; and

(iv)	purchasing and maintaining medical insurance with coverage of at least S$15,000 per 12-month period of the foreign worker’s employment (or for such shorter period where the worker’s period of employment is less than 12 months) for polices with start dates effective before July 1, 2023, for the foreign worker’s in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing. Where the employer purchases group medical insurance policy for its foreign workers, the employer shall not be considered to have satisfied the obligation under this condition unless the terms of the employer’s group medical insurance policy are such that each and every individual foreign worker is concurrently covered to the extent as required aforesaid. The minimum required coverage has increased to $60,000 per year for policies with start dates effective on or after July 1, 2023. Employers are also required to purchase and maintain a Primary Care Plan for each worker which will cover most of the workers’ primary healthcare needs under a fixed scope of services.

Apart from the EFMA, an employer of foreign workers is also subject to, amongst others, the provisions set out in the Employment Act and the Immigration Act and the regulations issued pursuant to the Immigration Act.

Housing of foreign workers

In accordance with the EFMA, employers must ensure that their foreign workers live in proper housing which complies with the various statutory requirements, and provide the workers’ residential addresses to MOM. The operation of foreign workers’ dormitories has to comply with applicable laws and regulations, including but not limited to the Building Control Act 1989 of Singapore, the Control of Vectors and Pesticides Act 1998 of Singapore, the Environmental Public Health Act 1987 of Singapore, the Fire Safety Act 1993 of Singapore, the Planning Act 1998 of Singapore and the Foreign Employee Dormitories Act 2015.

Composition Fines

In year 2016 and 2017, we received two composition fines from the MOM with respect to unacceptable accommodation for our employees. The composition fines were from incidents occurring in March 2016 and January 2017, of S$4,000 and S$8,000 respectively, for the contravention of Section 22(1)(a) of the EFMA, in relation to breach of work pass conditions. The first composition fine was in relation to one worker who stayed at an overcrowded accommodation, and the second composition fine was in relation to four workers who stayed at unauthorized accommodation.

Subsequent to the above incidents, our executives have confirmed that our foreign workers are required to strictly comply with their work pass conditions by either staying at FBS SG’s in-house dormitory, at approved dormitories/ quarters or at authorized private housing. All foreign workers’ addresses had to be accordingly updated on the online foreign worker address service. To date, no further action has been taken by the MOM subsequent to the settlement of the aforementioned composition fines.

Building and Construction Industry Security of Payment Act

Under the Building and Construction Industry Security of Payment Act 2004 of Singapore (“BCISPA”), the operation of which is overseen by the BCA, any person who has carried out any construction work or supplied any goods or services under a contract is entitled to a progress payment. The provisions of the BCISPA shall have effect notwithstanding any provision to the contrary in any contract, and any contractual provision which attempts to exclude, restrict, modify or in any way prejudice the operation of the BCISPA shall be void. With the introduction of the BCISPA, a “pay when paid” provision of a contract is now rendered unenforceable and has no effect in relation to any payment for construction work carried out or undertaken to be carried out, or for goods or services supplied or undertaken to be supplied, under the contract.

The BCISPA also contains provisions relating to, amongst others, the amount of the progress payment to which a person is entitled under a contract, the valuation of the construction work carried out under a contract and the date on which a progress payment becomes due and payable. A claimant who, in relation to a construction contract, (i) fails to receive payment by the due date (being the date on which the progress payment becomes due and payable) of the response amount which he has accepted, (ii) disputes the payment response provided by the respondent, or (iii) does not receive a payment response by the relevant deadline for response, is entitled to make an adjudication application in relation to the relevant payment claim. The BCISPA has established an adjudication process by which a person may claim payments due under a contract and enforce payment of the adjudicated amount.

An adjudicator shall, in relation to an adjudication application, determine the adjudicated amount (if any) to be paid by the respondent to the claimant, the date on which the adjudicated amount is payable, the interest payable on the adjudicated amount and the proportion of the costs of the adjudication payable by each party to the adjudication.

The claimant has the right to suspend the carrying out of construction work or the supply of goods or services, and to exercise a lien over goods supplied by the claimant to the respondent that are unfixed and which have not been paid for, or to enforce the adjudication determination as if it were a judgment debt, if, amongst others, such claimant is not paid after the adjudicator has determined that the respondent shall pay an adjudicated amount to the claimant.

Where the respondent fails to pay the whole or any part of the adjudicated amount to a claimant, a principal of the respondent (being the person who is liable to make payment to the respondent for or in relation to the whole or part of the construction work that is the subject of the contract between the respondent and the claimant) has the right to make direct payment of the outstanding amount of the adjudicated amount to the claimant, and thereafter recover such payment from the respondent.

Workplace Safety and Health

Under the Workplace Safety and Health Act 2006 of Singapore (“WSHA”), every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that the person at work has adequate instruction, information, training and supervision as is necessary for that person to perform his work.

The MOM has also implemented a single-stage Demerit Points System (“DPS”) for the construction industry. All main contractors and subcontractors in the construction sector will be issued with demerit points for breaches or infringements under the WSHA and relevant subsidiary legislation. Under the DPS, the number of demerit points awarded depends on the severity of the breach or infringement.

Each demerit point issued is valid for a period of 18 months and, subject to there being no further safety lapses, the demerit point subsequently becomes expunged and removed from the records maintained by the MOM in relation to the number of demerit points currently issued to a specific company. Contractors, including all main and subcontractors, who accumulate a pre-determined number of demerit points within an 18-month period, will be debarred from employing foreign workers. An accumulation of a minimum of 25 demerit points within a period of 18 months would immediately trigger debarment for the contractor. In addition, pursuant to Section 56 of the WSHA, the Commissioner may, at his discretion, compound certain offences under the WSHA.

Workplace Safety and Health Act 2006

The WSHA provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees at work. These measures include providing and maintaining for the employees a work environment that is safe, without risk to health, and adequate with regards to facilities and arrangements for employees’ welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while the employees are at work and ensuring that the employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. The relevant regulatory body is the MOM.

Work Injury Compensation Act

The WICA, which is administered by the MOM, applies to all employees who are engaged under a contract of service or apprenticeship with an employer regardless of their salary, age or nationality. The WICA does not cover self-employed persons or independent contractors.

The WICA provides that if an employee dies or sustains personal injuries in a work-related accident in the course of the employment, or dies or becomes incapacitated as a result of a disease contracted in specified circumstances, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

However, the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the contractor-employer), the principal may, at the direction of the Commissioner for Labour, be liable to compensate those employees of the contractor-employer who were injured while employed in the execution of work for the principal

Under the WICA, every employer is required to insure and maintain insurance under approved policies with a designated insurer against all liabilities which he may incur under the WICA in respect of all employees employed by him unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn S$2,600 or less a month.

Environmental Laws and Regulations

The Environmental Public Health Act 1987 of Singapore (“EPHA”) requires, among others, a person, during the erection, alteration, construction or demolition of any building or at any time, to take reasonable precautions to prevent danger to the life, health or well-being of persons using any public places from flying dust or falling fragments or from any other material, thing or substance.

The EPHA also regulates, among others, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health may, on receipt of any information respecting the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety.

The Environmental Protection and Management Act 1999 of Singapore (“EPMA”) seeks to provide for the protection and management of the environment and resource conservation and regulates, amongst others, air pollution, water pollution, land pollution and noise control. Under the Environmental Protection and Management (Control of Noise at Construction Sites) Regulations, the owner or occupier of any construction site shall ensure that the level of noise emitted from his construction site shall not exceed the prescribed maximum permissible noise levels. The National Environment Agency is empowered under the EPMA to, among others, make regulations to control noise pollution by restricting or prohibiting construction works during certain hours.

Composition Fine

During the Period Under Review and up to the Latest Practicable Date, we received one composition fine from the NEA in relation to an incident of mosquito breeding detected at one of our worksites. We paid a composition fine of S$2,000 imposed on April 2016 for the contravention of Section 15 of the Control of Vectors and Pesticides Act.

SINGAPORE TAXATION

Corporate Tax

The prevailing corporate tax rate in Singapore is 17%, which may be offset by deductions or credits.

Dividend Distributions

One Tier Corporate Taxation System

Singapore adopts the one-tier corporate taxation system (“One-Tier System”). Under the One-Tier System, the tax collected from corporate profits is a final tax and the after-tax profits of the company tax-resident in Singapore (excluding cooperatives) can be distributed to the shareholders as tax-exempt dividends. Such dividends are tax-exempt in the hands of the shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Withholding Taxes

Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax (GST)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 8%, which rate increased to 9% on January 1, 2024.

Other than as disclosed above, our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore.

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Infectious Diseases Act

The Infectious Diseases Act 1976 of Singapore (the “IDA”) relates to the quarantine and the prevention of infectious diseases. Under the IDA, if the Director-General of Health (the “DGH”) has reason to believe that there exist on any premises conditions that are likely to lead to the outbreak or spread of any infectious disease, he may, among other things, by written notice, order the closure of the premises for a period not exceeding 14 days, and require the owner or occupier of the premises to cleanse or disinfect the premises in the manner and within the time specified in the notice or carry out such additional measures as the DMS may require in the manner and within the time specified in the notice. Such notice directing the owner or the occupier of the premises to close the premises may be renewed by the DGH from time to time for such period, not exceeding 14 days, as the DGH may, by written notice, specify.

In addition, the DGH may order any person, any class of person or any person who is suspected to be, a case or an at-risk individual of an infectious disease to be detained and isolated in a hospital or other place for such period of time and subject to such conditions as the DGH may determine. The DGH may also direct any person, any class of person, or any person who is suspected to be, a case or an at-risk individual of an infectious disease, or any person carrying on any occupation, trade or business in a manner as is likely to cause the spread of infectious disease to take preventative action that the DGH reasonably believes is necessary to prevent the possible outbreak or prevent or reduce the spread of the infectious disease. Under the IDA, “preventative action” in the case of such direction, includes, among other things, requiring the person to stop carrying on, or not carry on, the occupation, trade or business during a period of time specified in the direction.

Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020

On March 25, 2020, the Ministry of Health of Singapore promulgated the Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020 under the IDA.

COVID-19 (Temporary Measures) Act 2020

On April 7, 2020, the Singapore Parliament passed the COVID-19 Act. Under Section 34(1) of the COVID-19 Act, the Minister of Health is authorized to make regulations by way of a control order for the purpose of preventing, protecting against, delaying or otherwise controlling the incidence or transmission of COVID-19 in Singapore if the Minister of Health is satisfied that the incidence and transmission of COVID-19 in the community in Singapore constitutes a serious threat to public health, and a control order is necessary or expedient to supplement the IDA, and any other written law.

COVID-19 (Temporary Measures) (Control Order) Regulations 2020

The Control Order Regulations came into effect on April 7, 2020 under the COVID-19 Act to implement the Circuit Breaker Measures. During 2020 and 2021, the Singapore government implemented extensive regulations and restrictions, including significant travel restrictions and rules relating to social gathering group sizes, mask wearing, workplace requirements and capacity limits.

Since then, the Singapore government has gradually announced the easing of safe management measures, alongside the enactment of the COVID-19 (Temporary Measures) (Reopening – Control Order) Regulations 2022.

Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from both employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore, an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer including Singapore citizens who are employed under an agreement entered into in Singapore as a master, a seaman or an apprentice in any vessel. CPF contributions are not payable to permanent residents of Singapore who are employed as seamen. Specified exemptions relating to certain Scandinavian ships/ employers apply: CPF contributions are exempted for a seaman who is a Singapore citizen and is employed (1) In a Swedish or Norwegian ship on terms and conditions of service applicable to Swedish or Norwegian seamen; or (2) By the East Asiatic Co. Ltd. of Denmark on terms and conditions of the agreement between the Danish Shipowners’ Association and the Seamen’s Union in Denmark.

Intellectual property rights

The protection of industrial designs is provided for under the Registered Designs Act 2000 of Singapore. Inventions are protected in Singapore under the Patents Act 1994 of Singapore and may be registered either through a domestic application filed with the Registry of Patents within the Intellectual Property Office of Singapore (the “IPOS”) or an international application filed in accordance with the Patent Cooperation Treaty, with the Registry of Patents in Singapore or with the International Bureau of the World Intellectual Property Organization. Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

We are a Singapore based green building contractor and an established interior fit-out specialist with a track record of over 20 years in institutional, residential, commercial and industrial building projects. As a green contractor focused on environmentally sound practices, we aim to bid tenders for green building projects, use green construction methods and green materials for our construction projects, including design, supply and installation of ceilings, partitions, timber deck, carpet, lead lining, acoustic wall paneling, built-in furniture as well as mechanical and electrical services of a building. Green construction methods and materials will lead to the reduction in energy, water and material resource usage in construction projects. and hence reduce the potential environmental impact. We also seek to use green materials that are made of recycled or recyclable materials and/or sustainably sourced materials.

We also try to recommend and introduce green features to the buildings we construct. Green buildings are generally more energy efficient than conventional buildings. Some of the key features that might be commonly found in green buildings are:

●	Increased natural light, energy efficient lighting devices, and equipment-controlled lighting;

●	Improved glass insulation to reduce solar heating through windows;

●	Energy efficient cooling plants and ventilation systems for air conditioning;

●	Building management systems to monitor and control equipment and optimize energy use; and

●	The use of photovoltaic cells for solar projects.

We are engaged in interior fitting-out works for mixed developments, private residential developments, hospitals and commercial developments. Notable projects in the last five years include Marina One, a mixed development at Marina Bay, Sengkang General Hospital, Outram Community Hospital and South Beach Development, a mixed development at downtown Singapore. Our main construction projects during the last five years include two industrial buildings, two private residential properties and an additional and alterations, or A&A, project to a hotel.

5.A. Operating Results.

For all major revenue types, revenue is derived from individual contracts/projects on a non-recurring basis. Revenue is recognized by reference to the stage of completion of the contract activity, using the input method, whereby the actual construction costs to date was compared to the total budgeted costs for a project to estimate the revenue recognized.

Comparison of Years Ended December 31, 2023 and 2024

Our audited consolidated results of operations for the years ended December 31, 2023 and 2024, respectively, are summarized below:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Revenues	21,810,317	13,847,548	10,385,661	(36.5)
Cost of revenue	19,165,477	12,597,472	9,448,104	(34.3)
Gross Profit	2,644,840	1,250,076	937,557	(52.7)

Operating expenses
Provision for credit loss	399,278	154,077	115,558	(61.4)
General and Administrative Expenses	2,290,312	2,063,324	1,547,493	(9.9)
Total operating expenses	2,689,590	2,217,401	1,663,051	(17.6)

Loss from operations	(44,750)	(967,325)	(725,494)	2,061.6

Other income (expenses)
Interest expenses, net	(77,104)	(65,921)	(49,440)	(14.5)
Finance expense, net	(8,096)	(4,273)	(3,205)	(47.2)
Other income	99,543	140,656	105,492	41.3
Foreign exchange transaction Gain	(2,906)	46,859	35,144	(1,712.5)
Total other income, net	11,437	117,321	87,991	925.8

Income before provisions for income taxes	(33,313)	(850,004)	(637,503)	2,451.5
Income tax benefit	37,998	35,638	26,728	(6.2)
Net Income (loss)	4,685	(814,366)	(610,775)	(17,483.8)

Revenue

Our revenue is derived mainly from the following revenue streams: (i) construction contracts, (ii) sales of construction materials

The following table presents revenue by major revenue type for the years ended December 31, 2023 and 2024, respectively:

	For the Years Ended December 31
	2023 SGD	2024 SGD	2024 USD	Variances %
Revenue from construction contracts	21,805,616	13,846,198	10,384,649	(36.5)
Sales of construction materials	4,701	1,350	1,012	(71.3)
Total	21,810,317	13,847,548	10,385,661	(36.5)

For all major revenue types, revenue is derived from individual contracts/projects on a non-recurring basis. Revenue is recognized by reference to the stage of completion of the contract activity, using the input method, whereby the actual construction costs to date was compared to the total budgeted costs for a project to estimate the revenue recognized.

The total revenue decreased by approximately S$8.0 million, or 36.5% from approximately S$21.8 million for the year ended December 31, 2023 to approximately S$13.8 million (US$10.4 million) for the year ended December 31, 2024. The decrease was primarily the result of less incoming new projects for the period. The main projects we worked on in 2024 were close to completion and therefore a majority of the revenue on these projects was realized in 2023. Further, we were awarded a new project valued at approximately SGD 26 million (the “ICA project”) that was originally scheduled to commence in October 2024; however, due to delays in project handover by our client, commencement was postponed until April 2025. As a result, we had lower than expected revenues in 2024 and anticipate an increase in revenue in 2025, assuming the timely continuance of the ICA project as well as two other recently awarded contracts that have a combined value of approximately SGD 30 million.

The revenue from construction contracts decreased by approximately S$8.0 million, or 36.5% from approximately S$21.8 million for the year ended December 31, 2023 to approximately S$13.8 million (US$10.4 million) for the year ended December 31, 2024. The decrease of revenue from construction contracts was primarily the result of the delay in commencement of the ICA project. Total number of projects contributed to the revenue from construction contracts was 15 for the year ended December 31, 2024 as compared to 18 for the year ended December 31, 2023, and as noted, several large projects were concluded in 2024 but a majority of the revenues were recognized in 2023, hence the reduced revenue in 2024 as compared to 2023.

The revenue generated by sales of construction materials decreased by approximately S$3,400, or 71.3% from approximately S$4,700 for the year ended December 31, 2023 to approximately S$1,400 (US$1,000) for the year ended December 31, 2024. The decrease in sales of construction material was mainly related to lack of customer order the material from the Company it negatively impacted sales.

The major factors affecting our revenue include the following:

-	Our ability to secure new contracts and the value of these contracts as our revenue is derived on a project by project, non-recurring basis. This is in turn dependent on several other factors such as our pricing, our project track record/ execution capability, our reputation and the competitive environment;

-	our ability to maintain our business relationship with our customers, in particular with main contractors for future invitations to quote for interior fitting-out works;

-	our ability to complete the projects on a timely basis and deliver quality works. This is in turn dependent on the timeliness of material delivery, quality of our subcontractors and our workers, and our project management expertise. The overall construction schedule on-site is also affected by many factors, such of which are not within our control. As our revenue is recognized by reference to the stage of completion, our revenue is dependent not only on the number of projects, their contract value, but also on the amount of works completed;

-	our ability to remain competitive, whether in pricing or in our ability to respond to customers’ needs or in the adoption of construction technologies (where required);

-	changes in laws and regulations that affect (i) the construction industry in the countries we operate in, which amongst others, may in turn affect our ability to conduct certain scope of works or employ workers; and (ii) the property segments, such as government spending on hospitals, or legislations that affect the property market;

-	the overall construction industry in the countries we operate in and the overall macroeconomic conditions; and

-	our ability to continue to retain the services of our key management personnel, in particular our Executive Directors who are leading the Group in business development and project management.

Please refer to the section entitled “Risk Factors” of this Offer Document for a more comprehensive discussion of other factors which may affect our business operations and financial performance.

Cost of revenue

Our cost of revenue refers to direct costs incurred in the process of carrying out project activities. It includes subcontracting costs, direct material costs, labor cost, equipment rental costs and overhead costs. When it is probable that total contract costs will exceed total contract value, the expected loss is recognized as an expense immediately.

Our projects typically do not allow for any adjustments to the contract value in the event there is an escalation in our costs during the course of the project. Any increase in those costs will be borne by us and will have an impact on our eventual profit margins. Additional costs due to additional works from variation orders have to be borne by us until customers make payment in respect of such variation orders.

The breakdown of our cost of revenue for the years ended December 31, 2023 and 2024 is set out below:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Subcontracting costs	8,612,283	4,817,236	3,612,927	(44.1)
Material costs	6,282,505	3,686,385	2,764,789	(41.3)
Labor costs	3,048,639	2,521,648	1,891,236	(17.3)
Equipment rental costs	477,253	171,915	128,936	(64.0)
Overhead costs	744,797	1,400,288	1,050,216	88.0
Total	19,165,477	12,597,472	9,448,104	(34.3)

The total cost of revenue decreased by approximately S$6.6 million, or 34.3% from approximately S$19.2 million for the year ended December 31, 2023 to approximately S$12.6 million (US$9.4 million) for the year ended December 31, 2024.

The cost of revenue for subcontracting decreased by approximately S$3.8 million, or 44.1% from approximately S$8.6 million for the year ended December 31, 2023 to approximately S$4.8 million (US$3.6 million) for the year ended December 31, 2024. The decrease in the cost of revenue associated with subcontracting costs is a result of the Company undertaking fewer new projects during the year ended December 31, 2024.

The cost of material decreased by approximately S$2.6 million, or 41.3% from approximately S$6.3 million for the year ended December 31, 2023 to approximately S$3.7 million (US$2.8 million) for the year ended December 31, 2024. The decrease in the cost of revenue associated with material costs is a result of the Company undertaking fewer new projects during the year ended December 31, 2024.

The cost of direct labor decreased by approximately S$527,000, or 17.3% from approximately S$3.0 million for the year ended December 31, 2023 to approximately S$2.5 million (US$1.9 million) for the year ended December 31, 2024. The cost of direct labor decreased slightly as the Company commenced three new projects near the end of 2024 and also increased manpower allocation for two ongoing projects to address quality issues.

The cost of equipment rental decreased by approximately S$305,000, or 64.0% from approximately S$477,000 for the year ended December 31, 2023 to approximately S$172,000 (US$129,000) for the year ended December 31, 2024. The decrease in equipment rental costs was primarily due to one of the ongoing projects at Tuas Avenue 6 reaching its final stage in year 2024, which required significantly less equipment on site compared to year 2023, when the project was in its initial phase.

The cost of overhead increased by approximately S$655,000, or 88.0% from approximately S$745,000 for the year ended December 31, 2023 to approximately S$1.4 million (US$1.1 million) for the year ended December 31, 2024. The increase of cost of overhead was the result of increase storage fee for materials which mainly come from a subcontract project at 251A Upper Changi Road East, Singapore.

The breakdown of our cost of revenues by revenue types is set out below:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Construction contracts	19,164,930	12,596,497	9,447,373	(34.3)
Sales of construction materials	547	975	731	78.2
Total	19,165,477	12,597,472	9,448,104	(34.3)

Total cost of revenue from construction contracts decreased by approximately S$6.6 million, or approximately 34.3% from approximately S$19.2 million for the year ended December 31, 2023 to approximately S$12.6 million (US$9.4 million) for the year ended December 31, 2024. The decrease was mainly due to the Company undertaking fewer new projects during the year ended December 31, 2024.

The cost revenue from sales of construction materials increased by approximately S$428, or 78.2% from S$547 for the year ended December 31, 2023 to S$975 (US$731) for the year ended December 31, 2024. The increase was mainly due to the increased the quantity of material supply to a customer for the year ended December 31, 2024.

Our cost of revenue is mainly dependent on the following factors:

-	We rely on the services of our subcontractors to carry out certain portions of work undertaken by us, such as installation of interior fitting-out works, builder works, mechanical and electrical engineering works. Subcontracting costs are affected by the market demand and supply of qualified subcontractors as well as the government policies regulating the supply and availability of foreign workers;

-	Material costs mainly related to supplies purchased for installation of interior fitting-out works, whose underlying raw materials included gypsum (that are used in plasterboards) and steel (that are used for fastening). However, the cost of the supplies to us are also affected by factors such as market demand and supply conditions and consideration of the size of the project, our payment terms and our relationship with our suppliers;
-	Labor costs relate to the salaries, Central Provident Fund (“CPF”) contributions, foreign worker levy and bonus for employees whose work is directly associated with on-site works. Labor costs are affected by government policies, the demand and supply of workers, the competition for workers and general wage trend of the construction industry;
-	Equipment rental fees relate to the fees paid for equipment that we do not own, typically for cranes, excavator, boom lifts, forklifts, scissor lifts. The equipment rental fees are affected by the availability, demand and supply of such rental equipment and the duration for which we have to rent them; and
-	Overhead costs relate to fees such as depreciation, freight charges, professional fees (for instance, professional engineering fees), repair and maintenance, site expenses and testing fees.

Our cost of revenue is affected by, inter alia, the following factors:

-	the changes in prices of construction materials;
-	changes in government regulations and requirements, which may in turn affect labor costs and subcontracting costs;
-	the level of competition, demand and supply for resources deployed at the project site;
-	variation orders and works carried out during the defect liability period, which may incur costs without corresponding revenue or revenue recognized in the same financial period;
-	site progress, including delays which may lead to cost overrun;
-	government regulations and requirements as changes in regulations and requirements in relation to employment of foreign workers, for example, may result in higher compliance costs; and
-	our ability to manage projects effectively and avoid cost over runs.

Please refer to the section entitled “Risk Factors” in this Offer Document for other factors which may affect our cost of sales.

Gross Profit

Our gross profit from our major revenue type is summarized as follows:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Construction contracts
Gross profit	2,640,686	1,249,701	937,276	(52.7)
Gross profit margin	12.1%	9.0%	9.0%

Sales of construction materials
Gross profit	4,154	375	281	(91.0)
Gross profit margin	88.4%	27.8%	27.8%

Total
Gross profit	2,644,840	1,250,076	937,557	(52.7)
Gross profit margin	12.1%	9.0%

Our gross profit decreased by approximately S$1.4 million, or 52.7% from approximately S$2.6 million for the year ended December 31, 2023 to approximately S$1.3 million (US$0.9 million) for the year ended December 31, 2024. The decrease was mainly due to the Company undertaking fewer new projects during the year ended December 31, 2024.

Gross profit from construction contracts decreased by approximately $1.4 million, or 52.7% from approximately S$2.6 million for the year ended December 31, 2023 to approximately S$1.3 million (US$0.9 million) for the year ended December 31, 2024. The decrease was mainly due to the Company undertaking fewer new projects during the year ended December 31, 2024.

Gross profit from sales of construction materials decreased by approximately S$3,800 or 91.0% from approximately S$4,200 for the year ended December 31, 2023 to approximately S$375 (US$281) for the year ended December 31, 2024. The decrease was mainly due to the decrease in corresponding revenue resulting from the lack of material demand.

The gross profit margin decreased by 3.1% from 12.1% for the year ended December 31, 2023 to 9.0% for the year ended December 31, 2024. This decrease was primarily due to that the customer is not satisfied with the quality of construction on two projects and the cost was higher than budgeted.

Operating Expenses

Our operating expenses consist of provision for doubtful accounts and general administrative expenses. General administrative expenses mainly comprised directors’ remuneration, staff costs, professional fees, depreciation, rental expenses, property-related expenses such as property tax and maintenance fees and upkeep of motor vehicles.

The provision for credit losses from contract assets and accounts receivables decreased by approximately S$245,000, or 61.4% from approximately S$399,000 for the year ended December 31, 2023 to approximately S$154,000 (US$116,000) for the year ended December 31, 2024.

The breakdown of the general and administration expenses is shown as follows:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Employees’ salaries and benefit	892,520	1,066,971	800,228	19.5
Depreciation	161,712	170,343	127,757	5.3
Legal and Professional fees	905,287	465,242	348,932	(48.6)
Administrative expenses	330,793	360,768	270,576	9.1
Total	2,290,312	2,063,324	1,547,493	(9.9)

Our general and administration expenses decreased by approximately S$227,000, or 9.9% from approximately S$2.3 million for the year ended December 31, 2023 to approximately S$2.1 million (US$1.5 million) for the year ended December 31, 2024. The decrease was mainly due to the decrease in professional fees of approximately S$440,000 for the year ended December 31, 2024. These professional fees incurred resulted from the preparation of the initial public offering which mainly constitutes audit and legal fees.

Other Incomes (expenses)

Our other incomes (expenses) consist of interest expenses, finance cost, other income, and foreign exchange gain (loss). Other incomes (expenses) increased by approximately S$106,000, or 925.8% from approximately S$11,000 for the year ended December 31, 2023 to approximately S$117,000 (US$88,000) for the year ended December 31, 2024.

Interest expenses decreased by approximately S11,000, or 14.5% from approximately S$77,000 for the year ended December 31, 2023 to approximately S$66,000 (US$49,000) for the year ended December 31, 2024. The decrease was primarily due to the decrease in interest charges for bank borrowings and finance lease.

Finance expense decreased by approximately S$4,000, or 47.2% from approximately S$8,000 for the year ended December 31, 2023 to approximately S$4,000 (US$3,000) for the year ended December 31, 2024. The decrease was primarily due to the decrease in bank charges for transaction activities.

Other income, consisting mainly of compensation from a legal case, increased by approximately S$41,000, or 41.3% from approximately S$100,000 for the year ended December 31, 2023 to approximately S$141,000 (US$105,000) for the year ended December 31, 2024. The increase was primarily due to the compensation from a legal case for the year ended December 31, 2024.

Foreign exchange gain increased approximately S$50,000, or 1,712.5% from a loss of approximately S$3,000 for the year ended December 31, 2023 to approximately S$47,000 (US$35,000) for the year ended December 31, 2024. The exchange rate differences were the result of current account of the company that were denominated in USD as compared to the Company’s books and records using SGD.

Income tax expense (benefit)

Our income tax benefit decreased by approximately S$2,000, or 6% from approximately S$38,000 for the year ended December 31, 2023 to approximately S$36,000 (US$ 27,000) for the year ended December 31, 2024. This decrease was primarily due to the decrease in the tax rebate received during year ended December 31, 2024, but partially offset by above-mentioned factors resulting from decrease in income before provisions for income taxes.

Net Income (loss)

As a result of the foregoing, we reported a net loss of S$814,366 (US$610,775) for the year ended December 31, 2024, as compared to net income of S$4,685 for the year ended December 31, 2023, a decrease of S$819,051 or 17,482.4%.

Earnings (loss) per Share

Our earnings (loss) per share decreased by approximately S$0.07, from approximately (S$0.00) for the year ended December 31, 2023 to approximately (S$0.07) (US$0.05) for the year ended December 31, 2024. The computation of earnings per share is based on 11,250,000 shares of the total issued and outstanding shares of our Ordinary Shares.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary. Our principal uses of cash were for working capital, repayment of banking facilities and interest expenses, and capital expenditure. We plan to support our future operations primarily from cash generated from our operations and our initial public offering proceeds.

As reflected in our consolidated financial statements, we had a net loss of S$814,366 (US$610,775) for the year ended December 31, 2024, as compared to $4,685 for the year ended December 31, 2023, a decrease of S$819,051 of 17,482.4%. As of December 31, 2024, we had cash and restricted cash in aggregate of S$2,983,600 (US$2,237,700), as compared to S$4,482,359 as of December 31, 2023. We had negative working deficit that amounted to S$1,457,108 (US$1,092,831) and positive working capital S$1,206,943, as of December 31, 2024 and 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

Based on the audited consolidated statement of financial position as of December 31, 2024 and 2023, our total equity amounted to approximately S$4.3 million (US$3.2 million) and S$5.1 million, and our total indebtedness (calculated based on bank borrowings, financing lease liabilities, operating lease liabilities and amounts due to related parties) amounted to approximately S$2.1 million (US$1.5 million) and S$2.4 million, respectively for the years ended December 31, 2024 and 2023. As of December 31, 2024 and 2023, our debt equity ratio, defined as total indebtedness divided by total equity, were 2.1 times and 2.6 times, respectively. As of December 31, 2024 and 2023, our working capital ratio, defined as current assets divided by current liabilities, were 0.9 times and 1.1 times, respectively.

As of December 31, 2024, we had cash at bank of approximately S$3.0 million and had total bank borrowings of S$830,000.

On February 7, 2025, the Company closed its Initial Public Offering (“IPO”) of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the net proceeds of this offering was approximately $8.8 million. The shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 6, 2025.

On February 18, 2025, the Company entered into a research and development agreement with a third party and contributed US$500,000. The parties are collaborating on a research project on developing processes and materials for paint coating steel structures for fire protection and other building applications.

In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the construction industry, its operating results continuing to make profit and its bank and shareholders being able to provide continued financial support.

The following table sets out a summary of our consolidated cash flows for the years ended December 31, 2023 and 2024.

	2023	2024	2024
	SGD	SGD	USD
Net cash provided by (used in) operating activities	3,633,850	(122,071)	(91,555)
Net cash (used in) provided by investing activities	(246,051)	137,655	103,243
Net cash used in financing activities	(895,257)	(1,514,343)	(1,135,757)
Net increase (decrease) in cash and restricted cash	2,492,542	(1,498,759)	(1,124,069)
Cash and restricted cash at the beginning of the period	1,989,817	4,482,359	3,361,769
Cash and restricted cash at the end of the period	4,482,359	2,983,600	2,237,700

Operating Activities

Net cash used in operating activities amounted to S$122,071 (US$91,555) for the year ended December 31, 2024, mainly derived from cash used in operating activities of (i) net loss of S$814,366 for the year ended December 31, 2024 (ii) a decrease in accounts payable of S$1,215,409, due to settle the billings from subcontractors and suppliers on services requested closer to the year ended December 31, 2024, as compared to the year ended December 31, 2023; (iii) an increase in operating lease liabilities of S$720,000, due to the lease of warehouse from related party for the year ended December 31, 2024; and (iv) a decrease in contract liabilities of S$677,794, due to the fulfilled more performance obligations for the year ended December 31, 2024.

The cash provided by operating activities was offset by the cash used in operating activities, including (i) a decrease in contract assets of S$1,303,505, due to that more billings were issued to the customers for the year ended December 31, 2024; (ii) an increase in amortization of right-of-use assets and interest of lease liabilities of S$720,000, due to the lease of warehouse from related party for the year ended December 31, 2024 ; (iii) a decrease in account receivable of S$690,716, due to the fact that more account receivable were collected for the year ended December 31, 2024; and (iv) an increase in accrued expenses and other current liabilities of S$614,116, due to legal fees which were accrued for the initial public offering for the year ended December 31, 2024.

Net cash provided by operating activities amounted to S$3,633,850 for the year ended December 31, 2023, mainly derived from cash provided from operating activities of (i) various net cash items of S$565,554, such as depreciation of property and equipment and provision for credit loss and bad debt expense; (ii) an increase in accounts payable of S$399,838, due to more billings from subcontractors and suppliers on services requested closer to the end of the year ended December 31, 2023, as compared to that of the year ended December 31, 2022; (iii) a decrease in contract assets of S$1,517,048, due to the service performed billed for the year ended December 31, 2023; and (iv) an increase in contract liabilities of S$1,057,625, due to the payments are collected in advance from customers for the year ended December 31, 2023.

The cash provided from operating activities was offset by the cash used in operating activities, including (i) an increase in account receivable of S$115,685, due to the fact that more account receivables balance were under credit term for the year ended December 31, 2023

Investing Activities

Net cash used in investing activities was S$137,655 (US$103,243) for the year ended December 31, 2024, for the purchase of equipment of S$75,139 and S$212,794 was returned loan from related parties. Net cash used in investing activities was S$246,051 for the year ended December 31, 2023, for the purchase of equipment of S$3,257 and S$242,794 was advance to related parties.

Financing Activities

Net cash used in financing activities amounted to S$1,514,343 (US$1,135,757) for the year ended December 31, 2024, which included the repayment of bank borrowings of S$1,993,759, repayment to related parties of S$28,934, deferred offering cost of S$424,985, and repayment of finance lease borrowings of S$16,680, which was offset by the proceeds from bank borrowings of S$481,622 and borrowing from related parties S$468,393 during the year ended December 31, 2024.

Net cash used in financing activities amounted to S$895,257 for the year ended December 31, 2023, which included the repayment of bank borrowings of S$2,014,245, repayment to related parties of S$378,049, deferred offering cost of S$305,471, and repayment of finance lease borrowings of S$16,680, which was offset by the proceeds from bank borrowings of S$1,508,177 and borrowing from related parties S$311,011 during the year ended December 31, 2023.

Comparison of Years Ended December 31, 2022 and 2023

Our audited consolidated results of operations for the years ended December 31, 2022 and 2023, respectively, are summarized below:

	For the Years Ended December 31,
	2022	2023	2023	Variances
	SGD	SGD	USD	%

Revenues	16,824,168	21,810,317	16,139,634	29.6
Cost of revenue	14,642,786	19,165,477	14,182,453	30.9
Gross Profit	2,181,382	2,644,840	1,957,181	21.2

Operating expenses
Provision for credit loss	17,272	399,278	295,466	2,211.7
General and Administrative Expenses	2,089,611	2,290,312	1,694,829	9.6
Total operating expenses	2,106,883	2,689,590	1,990,295	27.7

Income (loss) from operations	74,499	(44,750)	(33,114)	(160.1)

Other income (expenses)
Interest expenses, net	(83,276)	(77,104)	(57,057)	(7.4)
Finance expense, net	(7,125)	(8,096)	(5,991)	13.6
Other income	222,309	99,543	73,662	(55.2)
Foreign exchange transaction gain (loss), net	4,510	(2,906)	(2,151)	(164.4)
Total other income, net	136,418	11,437	8,463	(91.6)

Income (loss) before provisions for income taxes	210,917	(33,313)	(24,651)	(115.8)
Income tax (expense) benefit	(142,290)	37,998	28,118	(126.7)
Net Income	68,627	4,685	3,467	(93.2)

Revenue

Our revenue is derived mainly from the following revenue streams: (i) construction contracts, and (ii) sales of construction materials.

The following table presents revenue by major revenue type for the years ended December 31, 2022 and 2023, respectively:

	For the Years Ended December 31
	2022 SGD	2023 SGD	2023 USD	Variances %
Revenue from construction contracts	16,766,550	21,805,616	16,136,155	30.1
Sales of construction materials	57,618	4,701	3,479	(91.8)
Total	16,824,168	21,810,317	16,139,634	29.6

For all major revenue types, revenue is derived from individual contracts/projects on a non-recurring basis. Revenue is recognized by reference to the stage of completion of the contract activity, using the input method, whereby the actual construction costs to date was compared to the total budgeted costs for a project to estimate the revenue recognized.

The total revenue increased by approximately S$5 million, or 29.6% from approximately S$16.8 million for the year ended December 31, 2022 to approximately S$21.8 million (US$16.1 million) for the year ended December 31, 2023. The increase was primarily the result of increased revenue generated by 5 new projects.

The revenue from construction contracts increased by approximately S$5 million, or 30.1% from approximately S$16.8 million for the year ended December 31, 2022 to approximately S$21.8 million (US$16.1 million) for the year ended December 31, 2023. The increase of revenue from construction contracts was primarily the result of an increase in sizeable projects undertaken for the year ended December 31, 2023 as compared to the year 2022. Although the total number of projects that contributed to revenue from construction contracts was 17 for the year ended December 31, 2023 as compared to 18 for the year ended December 31, 2022, the projects in 2023 were generally larger, accounting for the commensurate increase in revenue.

The revenue generated by sales of construction materials decreased by approximately S$52,900, or 91.8% from approximately S$57,600 for the year ended December 31, 2022 to approximately S$4,700 (US$3,400) for the year ended December 31, 2023. The decrease in sales of construction material was mainly related to a construction project in Sri Lanka that is in the final stages and there is lack of material demand that negatively impacted sales.

The major factors affecting our revenue include the following:

-	Our ability to secure new contracts and the value of these contracts as our revenue is derived on a project by project, non-recurring basis. This is in turn dependent on several other factors such as our pricing, our project track record/ execution capability, our reputation and the competitive environment;

-	our ability to maintain our business relationship with our customers, in particular with main contractors for future invitations to quote for interior fitting-out works;

-	our ability to complete the projects on a timely basis and deliver quality works. This is in turn dependent on the timeliness of material delivery, quality of our subcontractors and our workers, and our project management expertise. The overall construction schedule on-site is also affected by many factors, such of which are not within our control. As our revenue is recognized by reference to the stage of completion, our revenue is dependent not only on the number of projects, their contract value, but also on the amount of works completed;

-	our ability to remain competitive, whether in pricing or in our ability to respond to customers’ needs or in the adoption of construction technologies (where required);

-	changes in laws and regulations that affect (i) the construction industry in the countries we operate in, which amongst others, may in turn affect our ability to conduct certain scope of works or employ workers; and (ii) the property segments, such as government spending on hospitals, or legislations that affect the property m

-	the overall construction industry in the countries we operate in and the overall macroeconomic conditions; and
-	our ability to continue to retain the services of our key management personnel, in particular our Executive Directors who are leading the Group in business development and project management.

Please refer to the section entitled “Risk Factors” of this Annual Report for a more comprehensive discussion of other factors which may affect our business operations and financial performance.

Cost of revenue

Our cost of revenue refers to direct costs incurred in the process of carrying out project activities. It includes subcontracting costs, direct material costs, labor cost, equipment rental costs and overhead costs. When it is probable that total contract costs will exceed total contract value, the expected loss is recognized as an expense immediately.

Our projects typically do not allow for any adjustments to the contract value in the event there is an escalation in our costs during the course of the project. Any increase in those costs will be borne by us and will have an impact on our eventual profit margins. Additional costs due to additional works from variation orders have to be borne by us until customers make payment in respect of such variation orders.

The breakdown of our cost of revenue for the years ended December 31, 2022 and 2023 is set out below:

	For the Years Ended December 31,
	2022	2023	2023	Variances
	SGD	SGD	USD	%

Subcontracting costs	6,554,587	8,612,283	6,373,089	31.4
Material costs	5,375,194	6,282,505	4,649,054	16.9
Labor costs	2,344,686	3,048,639	2,255,993	30.0
Equipment rental costs	146,034	477,253	353,167	226.8
Overhead costs	222,285	744,797	551,150	235.1
Total	14,642,786	19,165,477	14,182,453	30.9

The total cost of revenue increased by approximately S$4.5 million, or 30.9% from approximately S$14.6 million for the year ended December 31, 2022 to approximately S$19.2 million (US$14.2 million) for the year ended December 31, 2023.

The cost of revenue for subcontracting increased by approximately S$2.1 million, or 31.4% from approximately S$6.6 million for the year ended December 31, 2022 to approximately S$8.6 million (US$6.4 million) for the year ended December 31, 2023. The increase of cost of revenue in connection with subcontracting cost was the results of increase in revenue that needed to hire more subcontractors in year 2023.

The cost of material increased by approximately S$907,000, or 16.9% from approximately S$5.4 million for the year ended December 31, 2022 to approximately S$6.3 million (US$4.6 million) for the year ended December 31, 2023. The rise in material costs contributing to the cost of revenue was driven by higher revenue, requiring the acquisition of additional materials in 2023.

The cost of direct labor increased by approximately S$704,000, or 30.0% from approximately S$2.3 million for the year ended December 31, 2022 to approximately S$3.0 million (US$2.3 million) for the year ended December 31, 2023. The increase of cost of direct labor was the result of the increase in wages and in line with our increase in revenue for relatively projects undertaken in 2023.

The cost of equipment rental increased by approximately S$331,000, or 226.8% from approximately S$146,000 for the year ended December 31, 2022 to approximately S$477,000 (US$353,000) for the year ended December 31, 2023. The increase of cost of equipment rental was due to the projects undertaken in 2023 require more equipment to support.

The cost of overhead increased by approximately S$523,000, or 235.1% from approximately S$222,000 for the year ended December 31, 2022 to approximately S$745,000 (US$551,000) for the year ended December 31, 2023. The increase in overhead costs was due to inflation and the initial startup stages of 5 projects during the financial year 2023.

The breakdown of our cost of revenues by revenue types is set out below:

	For the Years Ended December 31,
	2022	2023	2023	Variances
	SGD	SGD	USD	%

Construction contracts	14,602,723	19,164,930	14,182,048	31.2
Sales of construction materials	40,063	547	405	(98.6)
Total	14,642,786	19,165,477	14,182,453	30.9

Total cost of revenue from construction contracts increased by approximately S$4.6 million, or approximately 31.2% from approximately S$14.6 million for the year ended December 31, 2022 to approximately S$19.2 million (US$14.2 million) for the year ended December 31, 2023. The increase was mainly due to the new projects undertaken in 2023.

The cost revenue from sales of construction materials decreased by approximately S$40,000, or 98.6% from approximately S$40,000 for the year ended December 31, 2022 to approximately S$500 (US$400) for the year ended December 31, 2023. The decrease was mainly due to the decreased in corresponding revenue for the year ended December 31, 2023.

Our cost of revenue is mainly dependent on the following factors:

-	We rely on the services of our subcontractors to carry out certain portions of work undertaken by us, such as installation of interior fitting-out works, builder works, mechanical and electrical engineering works. Subcontracting costs are affected by the market demand and supply of qualified subcontractors as well as the government policies regulating the supply and availability of foreign workers;
-	Material costs mainly related to supplies purchased for installation of interior fitting-out works, whose underlying raw materials included gypsum (that are used in plasterboards) and steel (that are used for fastening). However, the cost of the supplies to us are also affected by factors such as market demand and supply conditions and consideration of the size of the project, our payment terms and our relationship with our suppliers;
-	Labor costs relate to the salaries, contributions, foreign worker levy and bonus for employees whose work is directly associated with on-site works. Labor costs are affected by government policies, the demand and supply of workers, the competition for workers and general wage trend of the construction industry;

-	Equipment rental fees relate to the fees paid for equipment that we do not own, typically for cranes, excavator, boom lifts, forklifts, scissor lifts. The equipment rental fees are affected by the availability, demand and supply of such rental equipment and the duration for which we have to rent them; and
-	Overhead costs relate to fees such as depreciation, freight charges, professional fees (for instance, professional engineering fees), repair and maintenance, site expenses and testing fees.

Our cost of revenue is affected by, inter alia, the following factors:

-	the changes in prices of construction materials;
-	changes in government regulations and requirements, which may in turn affect labor costs and subcontracting costs;
-	the level of competition, demand and supply for resources deployed at the project site;
-	variation orders and works carried out during the defect liability period, which may incur costs without corresponding revenue or revenue recognized in the same financial period;
-	site progress, including delays which may lead to cost overrun;
-	government regulations and requirements as changes in regulations and requirements in relation to employment of foreign workers, for example, may result in higher compliance costs; and
-	our ability to manage projects effectively and avoid cost over runs.

Please refer to the section entitled “Risk Factors” in this Annual Report for other factors which may affect our cost of sales.

Gross Profit

Our gross profit from our major revenue type is summarized as follows:

	For the Years Ended December 31,
	2022	2023	2023	Variances
	SGD	SGD	USD	%

Construction contracts
Gross profit	2,163,827	2,640,686	1,954,107	22.0
Gross profit margin	12.9%	12.1%

Sales of construction materials
Gross profit	17,555	4,154	3,074	(76.3)
Gross profit margin	30.5%	88.4%

Total
Gross profit	2,181,382	2,644,840	1,957,181	21.2
Gross profit margin	13.0%	12.1%

Our gross profit increased by approximately S$463,000, or 21.2% from approximately S$2.2 million for the year ended December 31, 2022 to approximately S$2.6 million (US$1.9 million) for the year ended December 31, 2023. The increase was mainly due to the increase in revenue resulting from undertaking larger projects as compared to the projects undertaken during the year ended December 31, 2022

Gross profit from construction contracts increased by approximately $477,000, or 22.0% from approximately S$2.2 million for the year ended December 31, 2022 to approximately S$2.6 million (US$2.0 million) for the year ended December 31, 2023. The increase was due to increase in revenue generated from relatively larger sized projects undertaken in 2023, as compared to 2022. Larger sized projects in general generate higher gross profit.

Gross profit from sales of construction materials decreased by approximately S$13,000 or 76.3% from approximately S$18,000 for the year ended December 31, 2022 to approximately S$4,000 (US$3,000) for the year ended December 31, 2023. The decrease was mainly due to a construction project in Sri Lanka which is in the final stages and there is lack of material that negatively impacted sales.

The gross profit margin decreased by 0.9% from 13.0% for the year ended December 31, 2022 to 12.1% for the year ended December 31, 2023. This decrease was due to the low gross profit of some ongoing projects of the year ended December 31, 2023.

Operating Expenses

Our operating expenses consist of provision for credit loss and general administrative expenses. General administrative expenses mainly comprised directors’ remuneration, staff costs, professional fees, depreciation, rental expenses, property-related expenses such as property tax and maintenance fees and upkeep of motor vehicles.

The provision for credit loss increased by approximately S$382,000, or 2,211.7% from approximately S$17,000 for the year ended December 31, 2022 to approximately S$399,000 (US$295,000) for the year ended December 31, 2023. All the uncollectable receivables from the related party and customer have been fully reserved as allowance for credit losses.

The breakdown of the general and administration expenses are shown as follows:

	For the Years Ended December 31,
	2022	2023	2023	Variances
	SGD	SGD	USD	%

Employees’ salaries and benefit	749,953	892,520	660,465	19.0
Depreciation	146,709	161,712	119,667	10.2
Legal and Professional fees	835,131	905,287	669,912	8.4
Administrative expenses	357,818	330,793	244,785	(7.6)
Total	2,089,611	2,290,312	1,694,829	9.6

Our general and administration expenses increased by approximately S$201,000, or 9.6% from approximately S$2.1 million for the year ended December 31, 2022 to approximately S$2.3 million (US$1.7 million) for the year ended December 31, 2023. The increase was mainly due to the increase in employees’ salaries and benefit of approximately S$143,000 for the year ended December 31, 2023. The increase was primarily the result of increased revenue generated by five new projects.

Other Incomes (expenses)

Our other incomes (expenses) consist of interest expenses, finance cost, other income, and foreign exchange gain (loss). Other incomes (expenses) decreased by approximately S$125,000, or 91.6% from approximately S$136,000 for the year ended December 31, 2022 to approximately S$11,000 (US$8,000) for the year ended December 31, 2023.

Interest expenses decreased by approximately S$6,000, or 7.4% from approximately S$83,000 for the year ended December 31, 2022 to approximately S$77,000 (US$57,000) for the year ended December 31, 2023. The decrease was primarily due to the decrease in interest charges for bank borrowings and finance lease.

Finance expense increased by approximately S$1,000, or 13.6% from approximately S$7,000 for the year ended December 31, 2022 to approximately S$8,000 (US$6,000) for the year ended December 31, 2023. The increase was primarily due to the increase in bank charges for transaction activities.

Other income, consisting mainly of government grants and subsidies, decreased by approximately S$123,000, or 55.2% from approximately S$222,000 for the year ended December 31, 2022 to approximately S$100,000 (US$74,000) for the year ended December 31, 2023. The decrease was primarily due to the reduction of government grants and subsidies for the year ended December 31, 2023.

Foreign exchange gain (loss) decreased approximately S$7,000, or 164.4% from a gain of approximately S$5,000 for the year ended December 31, 2022 to approximately loss S$3,000 (US$2,000) for the year ended December 31, 2023. The exchange rate differences were the result of current account of the Company that was denominated in USD as compared to the Company’s books and records using SGD.

Income tax expense

Our income tax expense decreased by approximately S$180,000, or 126.7% from income tax expense approximately S$142,000 for the year ended December 31, 2022 to income tax benefit approximately S$38,000 (US$ 28,000) for the year ended December 31, 2023. This decrease was primarily due to the tax rebate for the financial year 2018.

Net Income

As a result of the foregoing, we reported a net income of S$4,685 (US$3,467) for the year ended December 31, 2023, as compared to net income of S$68,627 for the year ended December 31, 2022, a decrease of S$63,942 or 93.2%.

Earnings per Share

Our earning per share decreased by approximately S$0.01, or 100.0% from approximately S$0.01 for the year ended December 31, 2022 to approximately S$0.00 (US$0.00) for the year ended December 31, 2023. The computation of earnings per share is based on 11,250,000 shares of the total issued and outstanding shares of our Ordinary Shares, retrospectively after a reorganization of the Company.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and loans from banks and related parties, if necessary. Our principal uses of cash were for working capital, repayment of banking facilities and interest expenses, and capital expenditure. We plan to support our future operations primarily from cash generated from our operations and our initial public offering proceeds.

As reflected in our consolidated financial statements, we had a net income of S$4,685 (US$3,467) for the year ended December 31, 2023, as compared to $68,627 for the year ended December 31, 2022, a decrease of S$63,942 of 93.2%. As of December 31, 2023, we had cash and restricted cash in aggregate of S$4,482,359 (US$3,316,946), as compared to S$1,989,817 as of December 31, 2022. We had positive working capital that amounted to S$1,206,943 (US$893,139) and S$2,165,248, as of December 31, 2023 and 2022, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

Based on the audited consolidated statement of financial position as of December 31, 2023 and 2022, our total equity amounted to approximately S$5.1 million (US$3.8 million) and S$5.1 million, respectively, and our total indebtedness (calculated based on bank borrowings, financing lease liabilities, amounts due to related parties) amounted to approximately S$2.4 million (US$1.8 million) and S$3.0 million, respectively. As of December 31, 2023 and 2022, our debt equity ratio, defined as total indebtedness divided by total equity, were 2.1 times and 1.7 times, respectively. As of December 31, 2023 and 2022, our working capital ratio, defined as current assets divided by current liabilities, were 1.1 times and 1.2 times, respectively.

As of December 31, 2023, we had cash at bank of approximately S$4.5 million and had total bank borrowings of S$2.3 million.

We believe that our current cash and cash flows provided by operating activities and loans from banks will be sufficient to meet our working capital needs in the next 12 months from the date the audited financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets out a summary of our consolidated cash flows for the years ended December 31, 2022 and 2023.

	2022	2023	2023
	SGD	SGD	USD
Net cash provided by (used in) operating activities	(435,236)	3,633,850	2,689,049
Net cash used in investing activities	(102,241)	(246,051)	(182,078)
Net cash used in financing activities	(1,142,711)	(895,257)	(662,490)
Net (decrease) increase in cash and restricted cash	(1,680,188)	2,492,542	1,844,481
Cash and restricted cash at the beginning of the period	3,670,005	1,989,817	1,472,465
Cash and restricted cash at the end of the period	1,989,817	4,482,359	3,316,946

Operating Activities

Net cash provided by operating activities amounted to S$3,633,850 (US$2,689,049) for the year ended December 31, 2023, mainly derived from cash provided from operating activities of (i) various net cash items of S$565,554, such as depreciation of property and equipment and provision for credit loss and bad debt expense; (ii) an increase in accounts payable of S$399,838, due to more billings from subcontractors and suppliers on services requested closer to the end of the year ended December 31, 2023, as compared to that of the year ended December 31, 2022; (iii) a decrease in contract assets of S$1,517,048, due to the service performed billed for the year ended December 31, 2023; and (iv) an increase in contract liabilities of S$1,057,625, due to the payments are collected in advance from customers for the year ended December 31, 2023.

The cash provided from operating activities was offset by the cash used in operating activities, including (i) an increase in account receivable of S$115,685, due to the fact that more account receivables balance were under credit term for the year ended December 31, 2023

Net cash used in operating activities amounted to S$435,236 for the year ended December 31, 2022, which was mainly derived from cash provided from operating activities of (i) net income of S$68,627; (ii) various net cash items of S$165,058, such as depreciation of property and equipment, provision for credit loss and deferred income taxes; (iii) an increase in accounts payable of S$802,001, more billings from subcontractors and suppliers on services requested closer to the end of the year ended December 31, 2022, as compared to that of the year ended December 31, 2021; and (iv) a decrease in account receivable of S$1,276,371, due to the fact that more account receivables balance were received for the year ended December 31, 2022.

The cash provided from operating activities was offset by the cash used in operating activities, including (i) an increase in contract assets of S$435,598, due to the service performed but not yet billed for the year ended December 31, 2022; and (ii) a decrease in accrued expenses and other current liabilities of S$1,524,719, due to more payments made for the year ended December 31, 2022.

Investing Activities

Net cash used in investing activities was S$246,051 (US$182,078) for the year ended December 31, 2023, for the purchase of equipment, loan to related parties and collection from loan to related parties. Net cash used in investing activities was S$102,241 for the year ended December 31, 2022.

Financing Activities

Net cash used in financing activities amounted to S$895,257 (US$662,490) for the year ended December 31, 2023, which included the repayment of bank borrowings of S$2,014,245, repayment to related parties of S$378,049, deferred offering cost of S$305,471, and repayment of finance lease borrowings of S$16,680, which was offset by the proceeds from bank borrowings of S$1,508,177 and borrowing from related parties S$311,011 during the year ended December 31, 2023.

Net cash used in financing activities amounted to S$1,142,711 for the year ended December 31, 2022, which included the repayment of bank borrowings of S$2,558,768, repayment to related parties of S$383,588, deferred offering cost of S$522,987, and repayment of finance lease borrowings of S$17,081, which was offset by the proceeds from bank borrowings of S$1,139,435 and capital contribution by investors of S$1,200,000 during the year ended December 31, 2022.

Seasonality

Due to the nature of our business which is mainly project-based, we have not observed any significant seasonal trends. Our directors believe that there is no apparent seasonality factor affecting the industry that our Group is operating in.

Inflation

Our financial performance for the years ended December 31, 2022, 2023 and 2024 was not materially affected by inflation and we have not experienced inflation materially impacting our business. In the event inflation continues, we may see an increase in the cost of materials and labor, and increased cost of financing costs in the event we need to utilize credit facilities, which increased costs of doing business would negatively impact our financial performance.

Capital Expenditures

The capital expenditures made by us for the years ended December 31, 2022, 2023 and 2024 were approximately S$102,000, S$3,000 and S$75,000 respectively on the purchase of equipment.

Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of letter of credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. As of the date of this filing, this letter of credit has been fully drawn down.

The Company also has bankers’ guarantees totaling SGD 2.4 million (USD 1.8 million) from UOB Bank for the ongoing projects as of December 31, 2024. These guarantees are requested by main contractors or owners as a security deposit for the performance of the Company obligations under the contracts. All the bankers’ guarantees will expire before September 28, 2028.

As of December 31, 2024, the future minimum payments under certain of FBS SG’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	843,529	710,983	132,546	-	-
Financing lease	12,308	12,308	-	-	-
Operating lease	720,000	720,000	-	-	-

As of December 31,2023, the future minimum payments under certain of FBS SG’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	2,397,919	1,486,600	899,576	136,029	-
Financing lease	30,908	18,600	12,308	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2022 and 2023, the Company is not involved in any material legal or administrative proceedings except for the case below with regards to its subsidiary FBS SG, which matter is now resolved.

In August 2021, Newspaper Seng Pte Ltd filed a claim against FBS SG for an amount of approximately SGD2.2 million. Newspaper Seng claim that they have enter an oral agreement with FBS SG in September 2015 to purchase a land and building at 54 Pandan Road, Singapore 609292 to redevelopment, and sale or commercial utilization of the land. Newspaper Seng would invest monies and FBS SG would be in charge the purchase, redevelopment and commercial utilization of the property. In November 2019, FBS SG transferred the property to a third party without the acknowledgment of Newspaper Seng. Hence Newspaper Seng claimed back the amount stated above to compensate the loss of the investment. Newspaper Seng Pte Ltd decided to withdraw the suit claims on November 30, 2023 and filed the Notice of Discontinuances on April 25, 2024. As of May 21, 2024 both parties have discontinued their claims and counterclaims and the case was settled.

Capital Commitments

As of December 31, 2023 and 2024, our Group did not have any material capital commitments.

Financing Lease Commitments

As of December 31, 2024, we have financing leases with the financial institutions on its consolidated balance sheets for installment purchases of motor vehicles.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as of December 31:

	2023 SGD	2024 SGD	2024 USD
Liabilities
Financing lease liabilities current	16,680	11,121	8,340
Financing lease liabilities non-current	11,120	-	-
Total	27,800	11,121	8,340

Information relating to financing lease activities for the years ended December 31 are as follows:

	2023 SGD	2024 SGD	2024 USD
Financing lease expenses
Depreciation	25,600	25,600	19,200
Interest of lease liabilities	1,920	1,920	1,440
Total financing lease expenses	27,520	27,520	20,640

Maturities of lease liabilities were as follows:

	SGD	USD
For the year ended December 31,
2025	12,308	9,230
Total lease payments	12,308	9,230
Less: imputed interest	(1,187)	(890)
Total	11,121	8,340

Operating Lease Commitments

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000.00 (USD 44,400). As of December 31, 2024, the Company has operating leases on its consolidated balance sheets rentals of leasehold buildings.

The following table shows operating lease liabilities and the associated financial statement line items:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	-	711,389	533,542
Operating lease liabilities – non current – related party	-	-	-
Total	-	711,389	533,542

Information related to operating lease activities during the periods are as follows:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Operating lease expenses
Amortization	-	695,735	521,801
Interest of lease liabilities	-	24,265	18,199
Total operating lease expenses	-	720,000	540,000

Future operating lease payments as of December 31, 2024 are detailed as follows:

	SGD	USD
For the year ending December 31,
2025	720,000	540,000
Total lease payments	720,000	540,000
Less: imputed interest	(8,611)	(6,458)
Present value of operating lease liabilities	711,389	533,542
Less: Current portion	711,389	533,542
Long-term potion of operating lease liabilities	-	-

Contingent Liabilities

As of December 31, 2024 and 2023, we did not have any other material contingent liabilities except as disclosed above. See Contingencies.

Foreign Exchange Risk

The functional currency of our Group is the Singapore dollar. The only previous foreign exchange loss was due to a former customer’s invoices denominated in USD whom we no longer have business with.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

5.C. Research and Development, Patent and Licenses, etc.

Over the past three fiscal years, the Company has maintained a focused and cost-effective research and development (R&D) policy, aimed at supporting product improvement and technological efficiency across its core business segments. The R&D efforts primarily involve enhancing operational workflows, developing proprietary software tools, and integrating emerging technologies into service delivery.

The Company has not incurred significant R&D expenditures and does not currently operate a dedicated R&D department. Instead, innovation is driven through cross-functional collaboration among technical, engineering, and IT teams. As of the date of this filing, the Company does not hold any registered patents or material licenses but continues to assess opportunities to develop or acquire intellectual property that aligns with its strategic goals.

5.D. Trend Information.

Other than as disclosed in “Risk Factors – Risks Related to Business – We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operation results or financial condition.

5.E. Critical Accounting Estimates.

The Company recognizes revenue over time based on the ratio of actual contract costs incurred to the total estimated costs required to satisfy a performance obligation. This input method provides a reliable measure of progress, as it accurately reflects the transfer of value to the customer in contracts that involve multiple interrelated activities coordinated across subcontractors and internal personnel.

A critical component of this revenue recognition model is the estimation of total contract costs, which includes labor, materials, overhead, and subcontractor expenses. Accurate cost estimation is essential for determining the percentage of completion, avoiding cost overruns, and maintaining project profitability. To develop these estimates, the Company leverages historical data, industry benchmarks, and the professional expertise of its project teams. These estimates are reviewed and updated regularly as new information becomes available throughout the project lifecycle.

Key assumptions in the estimation process include:

●	Project Scope – Modifications to the project scope may alter cost projections and impact the percentage of completion.
●	Schedule Variability – Delays or accelerations in project timelines can influence the recognized progress.
●	Cost Overruns/Underruns – Unanticipated changes in costs may distort completion estimates; therefore, ongoing reassessment is necessary.
●	Forecasting Remaining Costs – Accurate projection of future costs relies on historical trends, industry norms, and professional judgment tailored to the specifics of each project.

Contract costs generally comprise direct labor, subcontractor and professional fees, materials, and indirect costs. Revisions in the estimated total costs result in cumulative catch-up adjustments to revenue in the current period, reflecting the updated performance obligation status.

When current estimates of the consideration expected to be received, combined with projected contract costs, indicate a loss, the Company recognizes a provision for the entire anticipated loss immediately. Such losses are recorded as additional contract costs (i.e., operating expenses) rather than as reductions in revenue or as non-operating items. For the years ended December 31, 2023 and 2024, total contract losses were negligible.

The Company recognizes revenue for all projects over time throughout the duration of the contract in accordance with its performance obligations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

MANAGEMENT

Management Reporting Structure

Our management reporting structure is as follows:

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498:

Name	Age	Position
Kelvin Ang	62	Executive Director and CEO
Kong Chen Yung (Arthur)	42	Independent Director
Lee Puay Khng	69	Independent Director
Charlie Yi	58	Independent Director
Chew Chong Ye	31	Chief Financial Officer
Ang Boon Chuan	48	Senior Project Manager (Architectural)
Li Ming	47	Senior Project Manager (Construction)
Yap Bee Cheng (Chrysan)	50	Marketing Manager

The business and working experience and areas of responsibility of our directors and executive officers are set out below. None of the Executive Officers hold any directorships presently and have not held any directorships over the last five (5) years.

Mr. Kelvin Ang is the CEO and Executive Director of our Group. He was appointed to our Board on March 10, 2022. He has also been an executive director of FBS SG since October 1996. He is responsible for the general management of the Group, with a focus on management and operations matters, such as administrative, finance, human resource and payroll, tender submission and quality surveyance and treasury. He is also responsible for business development and spearheading the business strategies of the Group.

Mr. Ang has more than 25 years of experience in the construction industry. Prior to joining the Group, Mr. Ang worked for Amcol Building Supplies Pte Ltd, a company engaged in the business of construction and supplying building materials, as a sales manager from April 1992 to June 1996. From July 1981 to December 1991, Mr. Ang was a process engineer at Avimo Singapore Limited, a company engaged in the business of air defense optics.

Mr. Ang obtained a Specialist Diploma in Construction Quality, Environmental, Occupational Health & Safety Management from the BCA in November 2003. He holds a Diploma in Business Efficiency & Productivity (Industrial Engineering), awarded by the NPB Institute for Productivity Training, in April 1994. He also has a Diploma in Production Technology, from the German – Singapore Institute, conferred in December 1986.

Mr. Kong Chen Yung (Arthur) is an Independent Director. Mr. Kong is currently the Financial Controller of Grandshores Technology Group Limited (formerly known as SHIS Limited) and its subsidiaries, namely SH Integrated Services Pte. Ltd. (“SH Integrated”) and CSH Development Pte. Ltd. (“CSH Development”). Their principal activities are that of integrated building services and building and construction works in Singapore.

Mr. Kong joined SH Integrated Services and CSH Development in October 2015 and played an important role during the listing of SHIS Limited (stock code: 1647) on the Main Board of the Hong Kong Stock Exchange in March 2017. He is currently Executive Director of AK Global Consultants Pte. Ltd., which is engaged in the business of financial advisory and providing accounting services.

Mr. Kong has over 1 year of experience in the field of auditing, accounting and financial management. Prior to joining SH Integrated Services and CSH Development, Mr. Kong worked at KPMG Services Pte. Ltd. from February 2011 to October 2015, where he last held the position of audit manager. From April 2007 to January 2011, he worked at Ernst & Young (Malaysia), where he last held the position of senior associate.

Mr. Kong recognizes the importance of due diligence, internal controls and corporate governance through his tenure at, and involvement with the listing of, SHIS Limited, as well as his expertise in accounting, finance and taxation matters for construction companies. He is also involved in the compliance of post-listing requirements, and is thus familiar with regulatory compliance requirements of a listed company.

Mr. Kong is a Certified Practicing Accountant, Australia. He obtained a Diploma of Business from Monash College in October 2002 and a Bachelor of Commerce (Accounting and Finance) from Monash University Australia in December 2006.

Mr. Lee Puay Khng is an Independent Director. Mr. Lee has over 25 years of experience in investment, financing and mergers and acquisitions in the Chinese market. He has extensive networks and resources in the corporate sectors and investment communities in Singapore and China. Mr. Lee has provided consulting services to many companies and has successfully completed numerous collaborations, mergers and acquisitions, corporate internationalization and overseas listing projects.

Mr. Lee is currently the managing director of Sinolion Capital Group, an investment and consultancy company that focuses on enterprises’ mergers and acquisitions including direct investments and property investments in China. He is also the senior partner of China Bridge Capital, a large private equity fund manager that provides comprehensive services to unlisted companies. Mr. Lee has been the independent director of GOME Finance Technology Co. Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 628), since August 2021.

Mr. Lee joined Singapore Telecom in 1980 and left in 1993 as the country director (China) for Singapore Telecom International (STI), an investment arm of Singtel Group for overseas markets, and represented Singtel to take part in the consortium for the selection of Suzhou Industrial Park in China. Mr. Lee also served as Strategic Planning Director, Motorola China and General Manager for Joint Venture Development in China from 1994 to 1999, and JV Strategic Planning Director for 3Com Asia Pacific (Hong Kong) from 1999 to 2000. From 2000 to 2002, he worked for Vertex Ventures, a subsidiary of the Singapore-based Temasek. From 2002 to 2005, he was the Chief Representative of Singapore Economic Development Board based in China, providing effective technical assistance to many Chinese companies in their business expansion in Singapore. He was later invited to serve as the China investment consultant to the Government of Singapore Investment Corporation Pte Ltd from 2005 to 2007. In 2007, Mr. Lee joined the Sinolion Capital Group. Mr. Lee graduated from the University of Singapore (now known as National University of Singapore) with a Bachelor of Engineering (Electrical Engineering) degree in 1980.

Mr. Charlie Yi is an Independent Director. Mr. Yi has over 25 years of venture and private equity investment, management consulting, and start-up experience across multiple countries including the US, Asia, and Middle East. Over many years, he has developed a deep experience in funding and working with early and growth-stage companies in e-commerce, digital media, health tech and consumer, and B2B internet.

Mr. Yi was most recently Chief Development Director at MaxDelivery which sold to Boxed Inc (BOXD) in 2021. My. Yi was a former Managing Director at Cedrus Investments based in Cayman Island and former Chief Strategy Officer and head of investment for Dubai Holding’s Media Group. He has also held senior executive positions in Fox Sports (Formerly ESPN Start Sports), and Itochu Technology (Corporate venture) and was on the founding team of Kozmo.com in 2000.

Mr. Yi began his career at JP Morgan as an analyst in 1990 and also a management consultant at Booz & Co. He holds an MBA from The University of Chicago Booth School of Business with concentrations in finance and economics, and also BS in Mechanical Engineering from Columbia University.

Mr. Chew Chong Ye joined our Group in August 2020 as our Chief Financial Officer. Mr. Chew is responsible for the supervision of the finance team, consolidation of accounts, review of monthly closing, liaison with internal auditor and independent auditor, and monitoring of internal control implementation. He has also been involved in the listing process, providing support for the due diligence process, internal control review and audit.

Mr. Chew has over four years of experience in accounting and auditing. Prior to joining our Group, he worked at Stonenest Consultancy Services Pte Ltd, Singapore from February 2019 to July 2020.

Mr. Chew obtained a Bachelor of Commerce (Honours) from Universiti Tunku Abdul Rahman Malaysia

Our Audit Committee believes that Mr. Chew is qualified for the position of CFO of our Group, after having considered:

-	the qualifications and past working experiences of Mr. Chew are compatible with his position as CFO of our Group;

-	his past audit, financial and accounting related experiences;

-	his demonstration of the requisite competency in finance-related matters of our Group in connection with the preparation for the listing of our Company; and

-	the improvements that he has made in our internal controls and financial closing process.

Further, after making all reasonable inquiries, and to the best of their knowledge and belief, we believe that Mr. Chew has the competence, character and integrity expected of a CFO of a publicly listed issuer. In addition, our CFO shall be subject to performance appraisal by our Audit Committee on an annual basis to ensure satisfactory performance.

Mr. Ang Boon Chuan is our Group’s senior project manager. He was appointed as project manager of our Group in October 2006 and is responsible for the project management of our Group’s at work sites, including the monitoring of site progress, supervision of the project team on-site, and liaison with main contractors and subcontractors to ensure project completion on a timely and satisfactory manner.

Mr. BC Ang has more than 20 years of experience in the construction industry. Prior to joining the Group, Mr. BC Ang worked at Dyntek Pte Ltd, a company engaged in the supply of building materials, as a sales coordinator from October 2001 to October 2006. From October 1996 to October 2001, he was site supervisor at Crown Alliance Marketing (Pte) Ltd, a company engaged in the manufacturing and installation of composite panels.

Mr. BC Ang obtained a Diploma in Supervision from ICS Learning Centres in July 1998. He also obtained a Certificate of Completion of AutoCAD Level 1 from Ngee Ann Polytechnic in May 2004 and a Certification in Building Construction Supervisors Safety from the BCA in May 2008. Mr. BC Ang also obtained a Certificate of completion of Construction Safety Course for Project Managers and a Certificate of completion of Risk Management Course from Hong Tech Consultant Pte Ltd, an Accredited Training Provider of MOM, in June 2011 and January 2012 respectively. He also obtained a Certificate of completion of Work-At-Height Course for Supervisors from ASRECTEC (“Access Safety Rescue Training & Education Centre”) in February 2012 and a Certificate in Successful Completion of CET for CoreTrade Supervisor (Architectural) from the BCA in July 2017.

Ms. Yap Bee Chen (Chyrsan) is our Marketing Manager. Ms. Yap joined our Group in March 1999 and is responsible for managing client accounts, project tendering costing, preparation of bid tender proposals and coordination of progress claims.

Ms. Yap has more than 20 years of experience in the construction industry. Prior to joining our Group, she worked at M & J Plaster Pte Ltd, a company engaged in the construction business, as marketing executive from March 1997 to January 1999. She had also been employed with Fastfixs from October 2013 to January 2019, assisting with project tenders and progress claims.

Ms. Yap has completed the Awareness and Internal Auditor Training on ISO 9001:2015, ISO 14001:2015, SS 506 & OHSAS 18001:2007 from Greensafe International Pte Ltd in October 2017. She has obtained a Certificate in Building Construction Safety Supervisors from the BCA in April 2002 and a Certificate of Merit in Interior Design from the Inspiration Design Training Centre Singapore in March 1997.

Mr. Li Ming joined our Group in May 2021 as a Senior Project Manager in Construction and is responsible for the project management of our group construction work at the sites, including designing, monitoring of site progress, supervision of project team and subcontractors on site, and liaison with authorities and customer to ensure project completion on a timely and satisfactory manner.

Mr. Li has over 20 years of experience in the construction industry. Prior to joining our Group, Mr. Li worked at Uni- Associated Consultants as a Design Engineer from July 2021 to April 2004, From May 2004 to May 2007 as a Project Engineer at China Construction (South Pacific) Development Co Pte Ltd, From June 2007 to Feb 2021 as a Director at GNG Consultants Pte Ltd.

Other than as disclosed in the section entitled “Shareholders – Ownership Structure,” there is no family relationship between any of our Directors and/or Executive Officers, or between any of our Directors, Executive Officers and Substantial Shareholders.

There is no arrangement or understanding with any of our Substantial Shareholders, customers or suppliers pursuant to which any of our directors or Executives was appointed as our Director or Executive Officer.

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended December 31, 2023 and 2024 .

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$)	Bonus (S$)	Other Compensation(1)(S$)
Kelvin Ang (CEO and Director)	2023	172,760	25,800	11,023
	2024	180,000	26,250	12,535

Chew Chong Ye (CFO)	2023	48,100	6,300	9,248
	2024	50,400	6,300	9,639

Ang Boon Chuan (Senior Project Manager Architectural)	2023	67,700	9,000	13,039
	2024	72,000	9,000	13,770

Li Ming (Senior Project Manager Construction)	2023	28,800	-	4,896
	2024	167,400	15,000	15,674

Yap Bee Cheng (Chrysan) (Marketing Manager)	2023	77,300	13,600	14,756
	2024	81,600	13,600	16,184

(1)	Other compensation includes allowance and employer’s contribution to the Central Provident Fund.

6.C. Board Practices

Each of our directors has entered into a Director’s Agreement with the Company for an initial term of one year, which term commenced in February of 2025 and will continue until the director’s successor is duly elected and qualified. Any Director’s Agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

None of our independent directors received any compensation from our Company in 2023 or 2024. Under the Directors’ Agreements, the initial annual compensation that is payable to each of our independent directors is as follows:

Name of Director	Compensation (US$)
Arthur Kong	US$	20,000
Lee Puay Khng	US$	20,000
Charlie Yi	US$	20,000

In addition, our directors are entitled to participate in the Company’s share option scheme as adopted and amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment. We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

6.D. Employees

As of December 31, 2024, we had 74 full-time employees, all of whom were located within our Singapore offices.

The functional distribution of our Group’s employees as of December 31, 2023 and December 31, 2024 are as follows:

	As of
Functions	December 31, 2023	December 31, 2024
Management	10	10
Project	72	55
Quantity surveyor/ Drafting	7	6
Finance & Administrative	3	3
Total	92	74

None of our full-time employees are related to our directors and significant shareholders. Any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our Compensation Committee. In the event that a member of our Compensation Committee is related to the employee under review, he will abstain from the review.

We do not employ a significant number of temporary employees.

Our employees are not covered by any collective bargaining agreements and are not unionized. The relationship and co-operation between the management and staff have been good and are expected to continue and remain as such in the future. There has not been any incidence of work stoppages or labor disputes which affected our operations.

Family Relationships

Other that as disclosed below and in the section titled “Directors and Executive Officers” of this prospectus, there are no family relationship between any of our Directors, Executive Officers and/or Controlling Shareholder, or between any of our Directors, Executive Officers and Controlling Shareholder (“Related Employees”).

Name	Position Held	Relationship
Ms. Soh Hoon Ang	Administrative executive	Sister of Mr. Kelvin Ang
Ms. Chia Siew Ngor	Office administrator	Spouse of Mr. Kelvin Ang

The remuneration of the Related Employees is determined on the same basis as those of unrelated employees. The Related Employees do not hold managerial positions in our Group. The compensation of each of the above Related Employees is within the compensation band of S$0 to S$50,000 per annum.

The remuneration of employees who are related to our directors, CEO or substantial shareholders will be reviewed annually by our compensation committee to ensure that their remuneration packages are in line with our staff remuneration guidelines and commensurate with their respective job scopes and level of responsibilities. Any bonuses, pay increases and/or promotions for these related employees will also be subject to the review and approval of our compensation committee. In addition, any new employment of related employees and the proposed terms of their employment will be subject to the review and approval of our compensation committee. In the event that a member of our compensation committee is related to the employee under review, he will abstain from the review.

6.E. Share Ownership

Not applicable.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

The following table sets forth information regarding beneficial ownership of our share capital by:

-	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
-	each of our named executive officers;
-	each of our directors and director nominees; and
-	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 13,500,000 Ordinary Shares issued and outstanding as of the date of this annual report with respect to percent ownership.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares issued and outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 74 Tagore Lane, Singapore 787498.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Named Executive Officers and Directors:
Directors and Executive Officers
Kelvin Ang	9,365,663	69.4%
Chew Chong Ye
Ang Boon Chuan	-	-
Li Ming	-	-
Yap Bee Cheng (Chyrsan)	-	-
	-	-
Kong Chen Yung (Arthur)	-	-
Lee Puay Khng	-	-
Charlie Yi	-	-

Named Executive Officers and Directors as a Group (8 persons)	9,365,663	69.4%
5% or Greater Shareholders
Kelvin Ang*	9,365,663	69.4%

Total	9,365,663	69.4%

7.B. Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

The following is a list of related parties which the Company has transactions with:

(a)	Fine Build-Ninefold Group Construction Company (Private) Limited

A Joint-Venture (JV) incorporated in Sri Lanka in year 2017 to bid a local project, FineBuild Systems holding 30% shares of the JV. The company started transferring the share to 3rd party in late 2019, however due to Covid-19 pandemic, the share transfer is still pending for the local secretary to execute. Currently, FineBuild System only supplies material to the JV.

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under the common control with FBS SG as Mr. Kelvin Ang act as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2023 and 2024, the balance of Accounts receivable – related party were as follows:

		2023 SGD	2024 SGD	2024 USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	971,780	961,143	720,857
Provision for credit losses	(1)	(971,780)	(961,143)	(720,857)
Total		-	-	-

Movement of the provision of credit losses were as follows:

	2022 SGD	2023 SGD	2024 SGD	2024 USD
Beginning balance	970,573	990,941	971,780	728,835
Exchange rate effect	20,368	(19,161)	(10,637)	(7,978)
Ending balance	990,941	971,780	961,143	720,857

b.	Other receivables – related parties

As of December 31, 2023 and 2024, the balances of other receivables-related parties were as follows:

		2023 SGD	2024 SGD	2024 USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	575,200	593,390	445,043
Allowance for credit loss	(3)	(575,200)	(593,390)	(445,043)
54 Pandan Road Pte Ltd	(2)	212,794	-	-
Ang Poh Hwee	(4)	30,000	30,000	22,500
Total		242,794	30,000	22,500

Movement of the provision of credit losses were as follows:

	2022 SGD	2023 SGD	2024 SGD	2024 USD
Beginning balance	589,638	586,542	575,200	431,400
Exchange rate effect	(3,096)	(11,342)	18,190	13,643
Ending balance	586,542	575,200	593,390	445,043

(1)	Supply construction material to the joint venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10, 2023, provided the loan of SGD2 million, with no interest. As of the date of this prospectus, the Company has collected the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the joint venture company.
(4)	The Company paid on behalf the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2023 and 2024, the balances of amount due to related parties were as follows:

	2023 SGD	2024 SGD	2024 USD
Due to related parties
Kelvin Ang	83,388	522,847	392,136
Total	83,388	522,847	392,136

d.	Related party transactions

	2022 SGD	2023 SGD	2024 SGD	2024 USD

Fine Build-Ninefold Group Company (Private) Limited
Supply construction material	25,633	-	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	30,000	-	720,000	540,000
Fastfixs Systems Pte Ltd
Consultation fee	-	138,000	217,500	163,125
Supply of labor	-	43,004	263,034	197,276

e.	Commitments

On November 25, 2020, the Company guaranteed a five year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd payable over 60 monthly installments with the interest. Such payments by Fastfixs Systems Pte Ltd have been timely made as of the date of this prospectus.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of letter of credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The letter of credit has been fully drawn down as of the date of this prospectus.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A. Share capital

Our authorized share capital is US$500,000 divided into 500,000,000 shares of par value US$0.001 each. The number of our Ordinary Shares issued and outstanding was 11,250,000 on December 31, 2024 and is 13,500,000 after our initial public offering that occurred on February 6, 2025.

10.B. Memorandum and articles of association

Our Memorandum and Articles of Association

The following are summaries of certain material provisions of our Amended Memorandum and Amended and Restated Articles of Association (which we refer to as our Memorandum and Articles of Association below) and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. This summary is qualified in its entirety by reference to the complete text of the Memorandum and Articles of Association. A copy of the Memorandum and Articles of Association have been filed as exhibits to this annual report.

Objects of Our Company. Under our Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares on a one vote for one share basis.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders will require the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the Company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Memorandum and Articles of Association authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Articles of Association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find More Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

10.C. Material contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

10.D. Exchange controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

10.E. Taxation

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75.0% or more of our gross income for such year consists of certain types of “passive” income or (b) 50.0% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our recent IPO) and the expected market price of our Ordinary Shares following our IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	December 31, 2024	December 31, 2023

Year-end US$:S$ exchange rate	1.3509	1.3520

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

None.

12.B. Warrants and Rights

None.

12.C. Other Securities

None.

12.D. American Depositary Shares

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

None.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were ineffective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and we concluded these were ineffective due to material weaknesses, as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, there were three material weaknesses identified: (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) our lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Changes in Internal Control over Financial Reporting

During the financial year ended December 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Arthur Kong as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Item 16C. Principal Accountant Fees and Services

The following are the fees billed to us by our auditors during the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31
	2024	2023
	$’000	$’000
Audit Fees	225,000	220,000
Audit Related Fees	6,750	6,600
Tax Fees	-	-
All Other Fees	15,980	25,005
Total	247,730	251,605

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

Item 16D. Exemptions from the Listing Standards for Audit Committees

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

Item 16K. Cybersecurity

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

	a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

	b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2024.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FBS Global Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FBS Global Limited (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

New York, New York

May 15, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

FBS Global Limited

Consolidated Balance Sheets

	As of December 31,
	2023 SGD	2024 SGD	2024 USD
Assets
Current assets
Cash	4,482,359	2,983,600	2,237,700
Accounts receivable, net	3,528,901	2,838,186	2,128,640
Contract assets	5,110,365	3,652,783	2,739,588
Other receivables – related parties	242,794	30,000	22,500
Income tax recoverable	-	230,835	173,126
Prepayments and other current assets	115,080	91,485	68,613
Total current assets	13,479,499	9,826,889	7,370,167

Non-current assets
Property, plant and equipment, net	3,692,349	3,597,144	2,697,858
Deferred offering cost	828,458	1,253,443	940,083
Deferred tax assets, net	268,213	304,482	228,362
Right of use assets, net – related party	-	711,389	533,542
Total non-current assets	4,789,020	5,866,458	4,399,845
Total assets	18,268,519	15,693,347	11,770,012

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	2,481,227	1,265,818	949,363
Contract liabilities	1,482,957	805,163	603,872
Current portion of bank borrowings	1,447,966	696,956	522,717
Due to related parties	83,388	522,847	392,136
Dividend payable	5,817,274	5,817,274	4,362,956
Financing lease liabilities- current	16,680	11,121	8,340
Operating lease liabilities- current – related party	-	711,389	533,542
Accrued expenses and other current liabilities	635,795	1,249,912	937,434
Tax payable	307,269	203,517	152,638
Total current liabilities	12,272,556	11,283,997	8,462,998

Non-current liabilities
Financing lease liabilities, non-current	11,120	-	-
Bank borrowings, non-current	890,330	129,203	96,903
Total non-current liabilities	901,450	129,203	96,903
Total liabilities	13,174,006	11,413,200	8,559,901
Commitments and contingencies
Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; US$0.001 par value, 11,250,000 shares issued and outstanding as of December 31, 2023 and 2024, respectively	15,203	15,203	11,402
Additional paid in capital	2,684,797	2,684,797	2,013,599
Retained earnings	2,394,513	1,580,147	1,185,110
Total shareholders’ equity	5,094,513	4,280,147	3,210,111
Total liabilities and shareholders’ equity	18,268,519	15,693,347	11,770,012

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
	2022 SGD	2023 SGD	2024 SGD	2024 USD
Revenue	16,824,168	21,810,317	13,847,548	10,385,661
Cost of revenue	14,642,786	19,165,477	12,597,472	9,448,104
Gross profit	2,181,382	2,644,840	1,250,076	937,557

Operating expenses
Provision for credit losses	17,272	399,278	154,077	115,558
General and administrative expenses	2,089,611	2,290,312	2,063,324	1,547,493
Total operating expenses	2,106,883	2,689,590	2,217,401	1,663,051

Income (loss) from operations	74,499	(44,750)	(967,325)	(725,494)

Other income (expense)
Interest expenses, net	(83,276)	(77,104)	(65,921)	(49,440)
Finance expense, net	(7,125)	(8,096)	(4,273)	(3,205)
Other income	222,309	99,543	140,656	105,492
Foreign exchange gain (loss), net	4,510	(2,906)	46,859	35,144
Total other income, net	136,418	11,437	117,321	87,991

Income (loss) before provision for income taxes	210,917	(33,313)	(850,004)	(637,503)
Income tax (expense) benefit	(142,290)	37,998	35,638	26,728
Net income (loss)	68,627	4,685	(814,366)	(610,775)

Comprehensive income (loss)	68,627	4,685	(814,366)	(610,775)

Earnings per share – basic and diluted	0.01	0.00	(0.07)	(0.05)
Weighted average shares outstanding, basic and diluted	11,250,000	11,250,000	11,250,000	11,250,000

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2022, 2023 and 2024

	Ordinary Shares		Additional Paid-in	Retained	Total	Total
	Shares*	Amount	Capital	Earnings	SGD	USD
Balance as of January 1, 2022	11,250,000	15,203	1,484,797	2,321,201	3,821,201	2,865,900
Capital contribution	-	-	1,200,000	-	1,200,000	900,000
Net income for the year	-	-	-	68,627	68,627	51,470

Balance as of December 31, 2022	11,250,000	15,203	2,684,797	2,389,828	5,089,828	3,817,370
Net income for the year	-	-	-	4,685	4,685	3,516

Balance as of December 31, 2023	11,250,000	15,203	2,684,797	2,394,513	5,094,513	3,820,886
Net loss for the year	-	-	-	(814,366)	(814,366)	(610,775)

Balance as of December 31, 2024	11,250,000	15,203	2,684,797	1,580,147	4,280,147	3,210,111

*	Shares and per share data are presented on a retroactive basis to reflect the nominal share issuance on August 2, 2022.

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022, 2023 and 2024

	For the Years Ended December 31,
	2022 SGD	2023 SGD	2024 SGD	2024 USD
Cash flows from operating activities:
Net income (loss)	68,627	4,685	(814,366)	(610,775)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Provision for credit losses	17,272	399,278	154,077	115,558
Depreciation of property and equipment	146,709	161,711	170,344	127,758
Deferred tax expense (benefit)	1,077	4,565	(36,269)	(27,202)
Amortization of right-of-use assets and interest of lease liabilities	-	-	720,000	540,000
Changes in operating assets and liabilities:
Accounts receivable	1,276,371	(115,685)	690,716	518,037
Contract assets	(435,598)	1,517,048	1,303,505	977,629
Account receivables-related parties	(20,368)	-	-	-
Income tax recoverable	-	-	(230,835)	(173,127)
Prepayments and other current assets	(60,274)	(3,052)	23,595	17,696
Accounts payable	802,001	399,838	(1,215,409)	(911,557)
Contract liabilities	(378,771)	1,057,625	(677,794)	(508,346)
Taxes payable	(327,563)	110,688	(103,751)	(77,813)
Operating lease liabilities – related party	-	-	(720,000)	(540,000)
Accrued expenses and other current liabilities	(1,524,719)	97,149	614,116	460,587
Net cash (used in) provided by operating activities	(435,236)	3,633,850	(122,071)	(91,555)
Cash flows from investing activities:
Purchase of property, plant and equipment	(102,241)	(3,257)	(75,139)	(56,353)
Loan to related parties	-	(1,130,000)	-	-
Collection from loans to related parties	-	887,206	212,794	159,596
Net cash (used in) provided by investing activities	(102,241)	(246,051)	137,655	103,243
Cash flows from financing activities:
Proceeds from bank borrowings	1,139,435	1,508,177	481,622	361,217
Repayment of bank borrowings	(2,558,768)	(2,014,245)	(1,993,759)	(1,495,319)
Financing lease liabilities	(17,081)	(16,680)	(16,680)	(12,510)
Proceeds from borrowings from related party	278	311,011	468,393	351,295
Repayment of borrowings from related party	(383,588)	(378,049)	(28,934)	(21,701)
Capital contribution	1,200,000	-	-	-
Payment for deferred offering cost	(522,987)	(305,471)	(424,985)	(318,739)
Net cash used in financing activities	(1,142,711)	(895,257)	(1,514,343)	(1,135,757)

Net changes in cash and restricted cash	(1,680,188)	2,492,542	(1,498,759)	(1,124,069)
Cash and restricted cash, beginning of year	3,670,005	1,989,817	4,482,359	3,361,769
Cash and restricted cash, end of year	1,989,817	4,482,359	2,983,600	2,237,700
Supplemental disclosure information:
Cash paid for income tax	361,788	26,511	187,658	140,743
Cash paid for interest	81,333	75,254	65,921	49,440

Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	-	1,407,124	1,055,343

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	1,889,817	4,482,359	2,983,600	2,237,700
Restricted Cash	100,000	-	-	-
Total cash and restricted cash shown in the consolidated statements of cash flows	1,989,817	4,482,359	2,983,600	2,237,700

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

On February 7, 2025, the Company closed its Initial Public Offering (“IPO”) of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,125,000. The shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

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

The Company engages in providing a full suite of construction and engineering services. The Company’s business is capital intensive. Working deficit was approximately SGD 1,400,000 (USD 1,100,000) as of December 31, 2024, as compared to working capital as of December 31, 2023 approximately SGD 1,200,000 as of December 31, 2023. As of December 31, 2024, cash in bank balance was approximately SGD 3,000,000 (USD 2,200,000). In addition to cash in bank, the Company also has other current assets mainly composed of accounts receivable, and contract assets. The Company had accounts receivable of approximately SGD 2,800,000 (USD 2,200,000), and contract assets of approximately SGD 3,700,000 (USD 2,700,000) as of December 31, 2024, all of them are short-term in nature and can be collected back within the Company’s operating cycles to be used to support the Company’s working capital need. On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,130,000 and raised a total of USD8,800,000 in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

In addition, the Company will need to maintain its operating costs at a level through strict cost control and budget to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its consolidated financial statements.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the construction industry, its operating results continuing to make profit and its bank and shareholders being able to provide continued financial support.

Basis of Presentation and Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”)

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary. All intercompany transactions and balances among the Company and its subsidiary have been eliminated upon consolidation.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to revenue recognition. Actual results could differ from those estimates.

Foreign Currency Translation and transaction

The Company uses Singapore Dollars (“SGD”) as its reporting currency. The functional currency of the Company in Cayman and British Virgin Island is U.S. dollar and the subsidiary which incorporate in Singapore is Singapore Dollars which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange in place at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into the functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the consolidated statement of operations and comprehensive income (loss).

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from SGD into USD as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of SGD 1.00 to USD 0.75, representing the noon buying rate in The City of New York for cable transfers of SGD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2024. No representation is made that the SGD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, income tax recoverable and other current assets, accounts payable, taxes payable, bank borrowing, lease liabilities, due to related parties, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2024 due to their short-term nature.

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

Accounts Receivable, net

Accounts receivables are recognized and carried at original invoiced amount. From January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments - Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments, which replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under CECL is applicable to financial assets measured at amortized cost, including accounts receivable.

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

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2023 and 2024, there was no allowance recorded as the Company considers all of the prepayments fully realizable.

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

Lease

On January 1, 2020, the Company adopted ASU 2016-02 Leases (Topic 842) (“Topic 842”) issued by the FASB, using the modified retrospective transition method. The Company has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date:

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

The Company reviews the impairment of its financing lease assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its asset group when events or changes in circumstances occur that indicate that the carrying value of the asset group may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset group from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of financing lease liabilities in the tested asset group and include the associated financing lease payments in the undiscounted future pre-tax cash flows.

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

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive income (loss) in other income or expenses.

The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Deferred Offering Cost

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of December 31, 2023 and 2024, the Company has incurred and deferred SGD828,458 and SGD1,253,443 (USD 940,083) of deferred offering costs.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset group may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2022, 2023 and 2024.

Revenue Recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, starting January 1, 2020.

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

The Company uses the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires the Company to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including changes in scope, unanticipated costs, delays or favorable or unfavorable progress than original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered.

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

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022 SGD	2023 SGD	2024 SGD	2024 USD
Point in time	57,618	4,701	1,350	1,012
Over time	16,766,550	21,805,616	13,846,198	10,384,649
Total revenue	16,824,168	21,810,317	13,847,548	10,385,661

The following table presents revenue by major revenue type for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022 SGD	2023 SGD	2024 SGD	2024 USD
Revenue from construction contracts	16,766,550	21,805,616	13,846,198	10,384,649
Sales of construction materials	57,618	4,701	1,350	1,012
Total	16,824,168	21,810,317	13,847,548	10,385,661

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2022, 2023 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

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

Borrowing Costs

All borrowing costs are recognized in interest expenses in the consolidated statement of operations and comprehensive income (loss) in the period in which they are incurred.

Advertising Costs

The Company expenses advertising costs as incurred and were included as part of selling and marketing expenses. There were no advertising costs for the years ended December 31, 2022, 2023 and 2024.

Employee Benefit Plan

Employees of the Company located in Singapore participate in a compulsory saving scheme (pension fund) for the retirement of residents in Singapore. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were SGD 132,471, SGD 133,455 and SGD 164,390 (USD 123,293) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2022, 2023 and 2024.

The Company believes there were no uncertain tax positions as of December 31, 2023 and 2024, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Segment Reporting

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-09 for the year beginning on January 1, 2024. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss), cash flows or disclosures. Refer to Note 15, Segment Reporting for the inclusion of the new required disclosures.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2023 and 2024, there were no dilutive shares.

Comprehensive Income or loss

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income.

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

Concertation, risks and uncertainties

Currency Risk

The Company’s operating activities are transacted in SGD. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The Company considers the foreign exchange risk in relation to transactions denominated in SGD with respect to USD is significant.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and 2024, SGD 4,482,359 and SGD 2,983,600 (USD 2,237,700) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of SGD75,000. Otherwise, these balances are not covered by insurance. The unsecured deposited amount as of December 31, 2023 and 2024 will be SGD 4,332,359 and SGD 2,833,600 (USD 2,125,200). The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

For the years ended December 31, 2022, 2023 and 2024, all of the Company’s assets were located in Singapore and all of the Company’s revenue were derived from its subsidiary located in Singapore. The Company has a concentration of its revenue and accounts receivable with specific customers and purchases and accounts payable with specific suppliers.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

For the year ended December 31, 2022, two customers accounted for approximately 41% and 12% of the Company’s total revenue, respectively. For the year ended December 31, 2023, four customers accounted for approximately 32%, 15%, 12% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2024, three customers accounted for approximately 24%, 22% and 19%of the Company’s total revenue, respectively.

As of December 31, 2023, four customers’ accounts receivable accounted for approximately 34%, 20%, 15% and 12% of the total accounts receivable, respectively. As of December 31, 2024, three customers’ account receivables accounted for approximately 70%, 11%, and 10% of total accounts receivable, respectively.

For the year ended December 31, 2022, one supplier accounted for approximately 15% of the Company’s total purchases. For the year ended December 31, 2023, none of the suppliers accounted for 10% of the Company’s total purchases. For the year ended December 31, 2024, one of the suppliers accounted for 12% of the Company’s total purchases.

As of December 31, 2023, two supplier’s accounts payable accounted for approximately 38% and 13%, respectively of the total accounts payable and three suppliers’ accounts payable accounted for approximately 31%, 20% and 13% of the total accounts payable as of December 31, 2024, respectively.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates are not material. The Company has not used any derivative financial instruments to manage the interest risk exposure.

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

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of December 31:

	2023 SGD	2024 SGD	2024 USD
Accounts receivable	3,535,071	2,844,356	2,133,268
Less: allowance for credit loss	(6,170)	(6,170)	(4,628)
Accounts receivable, net	3,528,901	2,838,186	2,128,640

Movement of the allowance for accounts receivable were as follows for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Balance at beginning of the year	6,170	6,170	6,170	4,628
Addition	-	2,750	-	-
Write-off	-	(2,750)	-	-
Balance at end of the year	6,170	6,170	6,170	4,628

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

4. Contract Assets/(Liabilities)

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of December 31:

	2023 SGD	2024 SGD	2024 USD
Revenue recognized to date	26,612,224	18,772,315	14,079,237
Less: Progress billings to date	(21,105,331)	(14,965,455)	(11,224,091)
Less: Credit losses	(396,528)	(154,077)	(115,558)
Contract assets, current	5,110,365	3,652,783	2,739,588

Movement of the allowance for contract assets were as follows for the years ended December 31, 2022, 2023 and 2024 respectively:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Balance at beginning of the year	-	-	-	-
Addition	-	396,528	154,077	115,558
Write-off	-	(396,528)	(154,077)	(115,558)
Balance at end of the year	-	-	-	-

Contract liabilities consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Billings in advance of performance obligation under contracts	1,482,957	805,163	603,872

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Balance at beginning of the year	804,103	425,332	1,482,957	1,112,218
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(570,951)	(418,432)	(1,435,346)	(1,076,509)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	192,180	1,476,057	757,552	568,163
Balance at end of the year	425,332	1,482,957	805,163	603,872

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Other deposits	78,164	61,814	46,360
Prepayments	36,916	29,671	22,253
Prepayment and other current assets	115,080	91,485	68,613

6. Property, plant and equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Building and land	5,119,699	5,119,699	3,839,774
Furniture and fixtures	4,053	4,053	3,040
Motor vehicles	602,111	572,434	429,326
Electronic equipment	182,800	187,767	140,824
Machinery	33,993	33,993	25,495
Renovation	47,360	47,360	35,520
Forklift	69,000	69,000	51,750
Subtotal	6,059,016	6,034,306	4,525,729
Less: accumulated depreciation and amortization	(2,366,667)	(2,437,162)	(1,827,871)
Property and Equipment, net	3,692,349	3,597,144	2,697,858

Depreciation expenses of property and equipment totaled SGD146,709, SGD161,711 and SGD170,344(USD 127,758) for the years ended December 31, 2022, 2023 and 2024, respectively.

7. Investment under equity method

Components of investment under equity method are as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Cost of investment in joint venture	101,000	101,000	74,750
Accumulated share of losses in joint venture	(101,000)	(101,000)	(74,750)
Total	-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

8. Leases

Financing leases as lessee

As of December 31, 2023 and 2024, the Company has financing leases with the financial institutions on its consolidated balance sheets for hire purchase of motor vehicle.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Liabilities
Financing lease liabilities current	16,680	11,121	8,340

Financing lease liabilities non-current	11,120	-	-

As of December 31, 2023 and 2024, leased assets which are included in the “Property, plant and equipment” of the consolidated balance sheet of following as of December 31:

	2023	2024	2024
	SGD	SGD	USD
Motor vehicles at cost	128,000	128,000	96,000
Less: Accumulated depreciation	(87,467)	(113,067)	(84,799)
Motor vehicles, net	40,533	14,933	11,201

Information relating to financing lease activities during the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Financing lease expenses
Depreciation	26,502	25,600	25,600	19,200
Interest on lease liabilities	1,942	1,920	1,920	1,440
Total financing lease expenses	28,444	27,520	27,520	20,640

Maturities of lease liabilities as of December 31, 2024 were as follows:

	SGD	USD
For the year ending December 31,
2025	12,308	9,230
Total lease payments	12,308	9,230
Less: imputed interest	(1,187)	(890)
Total	11,121	8,340

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The following table shows the weighted-average lease terms and discount rates as of December 31, 2023 and 2024 for finance leases:

	2023	2024
Weighted average remaining lease term (Years)
Finance leases	1.58	0.58
Weighted average discount rate (%)
Finance leases	2.28	2.28

Operating leases

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000 (USD 44,400). As of December 31, 2024, the Company reports operating leases for leasehold buildings on its consolidated balance sheets.

The following table shows operating lease liabilities and the associated financial statement line items:

	2023	2024	2024
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	-	711,389	533,542
Operating lease liabilities – non current – related party	-	-	-
Total	-	711,389	533,542

As of December 31, 2023 and 2024, “Right-of-use assets, net” consisted of the following:

	2023	2024	2024
	SGD	SGD	USD
Right of use assets – related party	-	1,407,124	1,055,343
Less: Accumulated amortization	-	695,735	521,801
Right of use assets, net – related party	-	711,389	533,542

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Information related to operating lease activities during the periods are as follows:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Operating lease expenses
Amortization	-	-	695,735	521,801
Interest of lease liabilities	-	-	24,265	18,199
Total operating lease expenses	-	-	720,000	540,000

Future operating lease payments as of December 31, 2024 are detailed as follows:

	SGD	USD
For the year ending December 31,
2025	720,000	540,000
Total lease payments	720,000	540,000
Less: imputed interest	(8,611)	(6,458)
Present value of operating lease liabilities	711,389	533,542
Less: Current portion	711,389	533,542
Long-term potion of operating lease liabilities	-	-

The following table shows the weighted-average lease terms and discount rates as of December 31, 2023 and 2024 for operating leases:

	2023	2024
Weighted average remaining lease term (Years)
Operating leases	-	1.00
Weighted average discount rate (%)
Operating leases	-	2.25

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2023	2024	2024
	SGD	SGD	USD

Accruals for operating expenses	547,661	948,421	711,316
Retention payable	45,423	268,030	201,022
Other payables	42,711	33,461	25,096
Total	635,795	1,249,912	937,434

10. Bank Borrowings

Components of bank borrowings are as follows as of December 31:

		Interest rate	2023 SGD	2024 SGD	2024 USD
UOB – Loan 1 (Property)	(1)	1.98-4.95%	351,004	242,922	182,192
UOB – Loan 2 (Bridging Loan)	(2)	2.25%	1,408,486	583,237	437,428
Trust Receipt	(3)	5.98-7.00%	578,806	-	-
			2,338,296	826,159	619,620

Less: current portion of long-term bank borrowings			(1,447,966)	(696,956)	(522,717)
Non-current portion of long-term bank borrowings			890,330	129,203	96,903

(1)	The property loan with twenty-five years of term from February 2, 2002 to January 31, 2027 will maturity in January 2027 with interest rate at 1.68% for the per period from August 4, 2020 to August 3, 2022, 1.98% for the period from August 4, 2022 to August 3, 2023, and at 6.25% from August 4, 2023 and thereafter. The Company revised the loan on May 3, 2023 and the revised interest rate will be 1.20% plus compounded the Singapore Overnight Rate Average (SORA) reference rate for the period from June 1, 2023 to May 31, 2025, and at 2.00% plus compounded SORA reference rate for the period from June 1, 2025 and thereafter. As of December 31, 2024 the SORA rate is 3.07%.

(2)	The bridging loan with five years of term from September 30, 2020 to September 29, 2025 will maturity in October 2025 with the interest rate at 2.25%.

(3)

Trust receipt is the bank facilities that the Company uses to settle suppliers’ due invoices, it will be mature 120 days after the Company executes it. The interest rate will be 5.15%-7.00% depend on the date of execution. All trust receipts matured no later than July 26,2024.

As of December 31, 2024, the Company does not incur any new trust receipts.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2022, 2023 and 2024 amounted to SGD 81,333, SGD 75,184 and SGD 64,000 (USD 48,000), respectively.

Components of bank borrowings interest are as follows as of December 31:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
UOB – Loan 1 (Property)	9,389	13,602	14,766	11,074
UOB – Loan 2 (Bridging Loan)	55,982	36,793	25,146	18,860
Trust Receipt	15,962	24,789	24,088	18,066
Total	81,333	75,184	64,000	48,000

Maturities of the bank borrowings were as follows:

	SGD	USD
For the year ending December 31,
2025	710,983	533,237
2026	122,264	91,698
2027	10,282	7,711
Total bank borrowings repayments	843,529	632,646

Current portion of long-term bank borrowings	710,983	533,237
Non-current portion of long-term bank borrowings	132,546	99,409
Less: imputed interest	(17,370)	(13,026)
Total	826,159	619,620

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

	For the years ended December 31,
	2022 SGD	2023 SGD	2024 SGD	2024 USD
Income before provision for income taxes is attributable to the following geographic locations:
Singapore	210,917	(33,313)	(850,004)	(637,503)
Foreign		-	-	-
Total income (loss) before income taxes	210,917	(33,313)	(850,004)	(637,503)

The following table reconciles Singapore statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2022 SGD	2023 SGD	2024 SGD	2024 USD
Profit (loss) before income taxes	210,917	(33,313)	(850,004)	(637,503)
Singapore statutory income tax rate	17%	17%	17%	17%

Non-deductible depreciation	9%	-70%	-3%	-3%
Non-deductible professional fees	62%	-467%	-9%	-9%
Other non-deductible expenses	5%	-39%	-1%	-1%
Tax rebate and exemption	-26%	673%	0%	0%
Effective tax rate	67%	114%	4%	4%

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	2023 SGD	2024 SGD	2024 USD
Allowance for credit loss	270,556	271,841	203,881
Lease liabilities	4,726	120,936	90,702
Net operating loss carried forward	-	32,641	24,481
Total deferred tax assets	275,282	425,418	319,064
Deferred tax liabilities:
Right-of-use assets	(7,069)	(120,936)	(90,702)
Total deferred tax liabilities	(7,069)	(120,936)	(90,702)
Net deferred tax asset:	268,213	304,482	228,362

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2022, 2023 and 2024. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

The tax years ended December 31, 2021 through 2024 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities.

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

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang acts as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2023 and 2024, the balances of Accounts receivable – related party were as follows:

		2023	2024	2024
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	971,780	961,143	720,857
Allowance for credit loss	(1)	(971,780)	(961,143)	(720,857)
Total		-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Movement of the allowance for credit loss were as follows for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Balance at beginning of the year	970,573	990,941	971,780	728,835
Exchange rate effect	20,368	(19,161)	(10,637)	(7,978)
Balance at end of the year	990,941	971,780	961,143	720,857

b.	Other receivables – related parties

As of December 31, 2023 and 2024, the balances of other receivables-related parties were as follows:

		2023	2024	2024
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	575,200	593,390	445,043
Allowance for credit loss	(3)	(575,200)	(593,390)	(445,043)
54 Pandan Road Pte Ltd	(2)	212,794	-	-
Ang Poh Hwee	(4)	30,000	30,000	22,500
Total		242,794	30,000	22,500

Movement of the allowance for credit loss were as follows for the years ended December 31, 2022, 2023 and 2024, respectively:

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Balance at beginning of the year	589,638	586,542	575,200	431,400
Exchange rate effect	(3,096)	(11,342)	18,190	13,643
Balance at end of the year	586,542	575,200	593,390	445,043

(1)	Supply construction material to the Joint Venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10, 2023, provided the loan of SGD2 million, with no interest. As of the date of this report, the Company has fully collected the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the Joint Venture company.
(4)	The Company paid on behalf of the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2023 and 2024, the balances of amount due to related parties were as follows:

	2023	2024	2024
	SGD	SGD	USD
Due to related parties
Kelvin Ang	83,388	522,847	392,136
Total	83,388	522,847	392,136

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

d.	Related party transactions

	2022	2023	2024	2024
	SGD	SGD	SGD	USD
Fine Build-Ninefold Group Construction Company (Private) Limited
Supply construction material	25,633	-	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	30,000	-	720,000	540,000
Fastfixs Systems Pte Ltd
Consultation fee	-	138,000	217,500	163,125
Supply of labors	-	43,004	263,034	197,276

e.	Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

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

In financial year 2019 the subsidiary declared SGD 11,703,290 dividend to the shareholders and pay out the dividend SGD 4,086,016 at the same year. In financial year 2021, the subsidiaries paid out further dividend of SGD 1,300,000 on August 25, 2021 and issued 500,000 ordinary shares to pay the outstanding dividend payable on September 7, 2021. The balance of SGD 5,817,274 (USD 4,362,956) still remains in the account as of December 31, 2024.

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

On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The Shares were priced at $4.50 per share and the gross proceeds of this offering was $10.13 million and raised a total of US$8.8 million in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

14. Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The Company also has a banker’s guarantee totaling SGD 2.4 million (USD 1.8 million) from UOB Bank for the ongoing projects as of December 31, 2024. These guarantees are at the request of the main contractor or owner as a security deposit for the performance of the Company obligations under the contracts. All the banker’s guarantee will expired before September 28, 2028.

As of December 31, 2024, the future minimum payments under certain of the Company’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	843,529	710,983	132,546	-	-
Financing lease	12,308	12,308	-	-	-
Operating lease	720,000	720,000	-	-	-

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2023 and 2024, the Company is not involved in any material legal or administrative proceedings except for the case below with regards to its subsidiary FBS SG, which matter is now resolved.

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

15. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning on this annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the Company’s financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in Singapore. All of the Company’s revenue was in Singapore for the years ended December 31, 2022, 2023 and 2024, based on the location of the customers.

The Company’s CODM is the Company’s Chief Executive Officer. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net income (loss) on the statement of operations and comprehensive income (loss), after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes revenue (i.e., supply materials or construction contract), cost of revenue (i.e., subcontracting costs, material costs, labor costs, equipment rental cost and overhead costs), and operating expenses (i.e., provision for credit losses, employees’ salaries and benefit, depreciation, legal and professional fees, and administrative expenses) at the consolidated level to manage the Company’s operations. Other segment items mainly included in interest expenses, net and other income, which are reflected in the segment and consolidated net income (loss). The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

	For the Years Ended December 31,
	2022 SGD	2023 SGD	2024 SGD	2024 USD
Revenue
Supply materials	57,618	4,701	1,350	1,012
Revenue from contracts	16,766,550	21,805,616	13,846,198	10,384,649
Total revenue	16,824,168	21,810,317	13,847,548	10,385,661

Cost of revenue
Subcontracting costs	6,554,587	8,612,283	4,817,236	3,612,927
Material costs	5,375,194	6,282,505	3,686,385	2,764,789
Labor costs	2,344,686	3,048,639	2,521,648	1,819,236
Equipment rental costs	146,034	477,253	171,915	128,936
Overhead costs	222,285	744,797	1,400,288	1,050,216
Total cost of revenue	14,642,786	19,165,477	12,597,472	9,448,104
Gross profit	2,181,382	2,644,840	1,250,076	937,557

Operating expenses
Provision for credit losses	17,272	399,278	154,077	115,558
Employees’ salaries and benefit	749,953	895,520	1,066,971	800,228
Depreciation	146,709	161,712	170,343	127,757
Legal and Professional fees	835,131	905,287	465,242	348,932
Administrative expenses	357,818	330,793	360,768	270,576
Total operating expenses	2,106,883	2,689,590	2,063,324	1,663,051

Income (loss) from operations	74,499	(44,750)	(967,325)	(725,494)

Other income (expense)
Interest expenses, net	(83,276)	(77,104)	(65,921)	(49,440)
Finance expense, net	(7,125)	(8,096)	(4,273)	(3,205)
Other income	222,309	99,543	140,656	105,492
Foreign exchange gain (loss), net	4,510	(2,906)	46,859	35,144
Total other income, net	136,418	11,437	117,321	87,991

Income (loss) before provision for income taxes	210,917	(33,313)	(850,004)	(637,503)
Income tax (expense) benefit	(142,290)	37,998	35,638	26,728
Net income (loss)	68,627	4,685	(814,366)	(610,775)

16. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2024 up through the date the Company issued these financial statements and noted that there are no other subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements except for the events mentioned below.

On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The Shares were priced at $4.50 per share and the gross proceeds of this offering was $10.13 million and raised a total of US$8.8 million in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

On February 18, 2025, the Company entered into a research and development agreement with a third party and prepaid US$500,000. The parties are collaborating on developing processes and materials for paint coating steel structures for fire protection and other building applications.

On March 7, 2025, the Company acquired Bright Bless Developments Limited as a wholly-owned subsidiary for USD 100 to support regional expansion. Bright Bless serves as the holding entity for EFMK Supplies Limited, which was acquired on March 10, 2025 for HKD 2 and is positioned as an operating subsidiary focused on interior works in Hong Kong, Macau, and the PRC.

Item 19. Exhibits

Exhibit No.	Description of document
1.1	Amended Memorandum of Association of the Registrant
1.2	Second Amended and Restated Articles of Association of the Registrant
2.1	Description of Share Capital
8.1	Subsidiaries
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14) a of the Securities and Exchange Act, as amended
12.2	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14) a of the Securities and Exchange Act, as amended
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy

77

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: May 15, 2025

FBS Global Limited

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

By:	/s/ Chong Ye
Name:	Chong Ye
Title:	Chief Financial Officer

78