Form 20-F
period 2025-12-31
FBS Global Ltd
filed 2026-04-30
CIK 1938534

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42508

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 13,500,000 ordinary shares, par value $0.001 per share.

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

Yes ☐ No ☐

INTRODUCTION

FBS Global Limited is a holding company with operations conducted primarily in Singapore through its operating subsidiary in Singapore, using Singapore Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into U.S. Dollars were made at S$1.3363 to US$1.00 for the financial year ended December 31, 2024 amounts and S$1.3514 to US$1.00 for the financial year ended December 31, 2025 amounts, in accordance with our internal exchange rate.  We make no representation that the Singapore Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

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

3.D. Risk Factors

Risk Factor Summary

An investment in our ordinary shares (“Ordinary Shares”) is highly speculative and involves a significant degree of risk. Below is a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

We are dependent on the construction industry in Singapore and other countries in which we operate.

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

We are dependent on our major customers and any significant decrease in projects secured from them may affect our operations and financial performance.

Our top two customers listed under the section entitled “Business – Our Major Customers” contributed 24% and 22% for the year ended December 31, 2024, respectively, and 62% and 22% of our revenue for the year ended December 31, 2025.  Given that our contracts are typically secured via invited tenders from our customers, we are dependent on our major customers or past customers inviting us for future tenders. However, there is no assurance that these customers will continue to invite us for tenders or award tenders to us at contract values and/or terms comparable to those which we have received in the past. As such, if we are not invited to tender or are unable to secure new projects with our major and past customers, or secure replacement customers, or are unable to secure new projects on terms that are favorable to us, our business, financial performance, financial position and liquidity will be materially and adversely affected.

We are subject to the risks of default or delays in the collection of our trade receivables.

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

We are reliant on the renewal of our existing registrations and licenses.

We are regulated in Singapore by the Commissioner of Building Control (“CBC”), which is the body that oversees compliance with the BCA and various other regulatory bodies. These regulatory bodies stipulate the criteria that must be satisfied before registrations and licenses are granted to, and/or renewed and/or maintained for, our business. The maintenance and renewal of our registrations and licenses are subject to compliance with the relevant regulations. BCA designates what are known as “workhead” gradings and we are designated to have met certain qualifications to perform various construction works under the Singapore’s Construction Registration System (“CRS”). In particular, we are graded L5 under the workhead category CR06 for interior decoration and finishing works and B2 under the workhead category CW01 for general building. We are also registered under the workhead category CR03 for demolition which is structured as a single-grade workhead. Our private customers would typically have a preferred workhead grading of their subcontractors for their projects and should we tender directly for Singapore government projects, the required workhead grading will also be stipulated in the tender for bid.

Our current workhead gradings will expire on July 1, 2028 and as the requirements laid down by BCA may change from time to time, there is no assurance that we will be able to meet the changing requirements and maintain and/or renew our registrations and licenses. In the event that we fail to maintain or renew our existing workhead registrations, our business, financial performance and prospects will be adversely affected. For details, please refer to the section entitled “Government Regulations”.

We have not encountered any non-renewal or suspension of BCA registrations and licenses which had a material adverse impact on our business.

We are dependent on foreign workers and may face debarment from hiring (including due to non-compliance with the relevant employment laws and regulations), imposition of penalties, labor shortages or increased labor costs for our operations.

Our business is highly dependent on foreign workers as the pool of local construction workers is scarce. As of the date of this prospectus, approximately 3/4 of our workforce is made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in foreign worker levy or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is highly controlled and subject to a number of policies and regulations.

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

Moreover, the MOM imposes a MYE quota in respect of the number of foreign workers (excluding those from Malaysia and North Asian sources (NAS) countries/regions) that the main contractor and its subcontractors can employ in respect of each construction project that was awarded or had the tender called on or before 18 February 2022. The number of foreign workers a company can employ in respect of construction projects awarded or which had the tender called after 18 February 2022 does not depend on MYE quota, but instead, on the dependency ratio ceiling applicable to that company (as described below). Depending on the requirements of our projects, the tightening of such quota on the number of foreign workers that the main contractors and their subcontractors can employ may affect our operations and accordingly our business and financial performance. We are also subject to dependency ratio ceilings, being the percentage of foreign employees permitted in a company calculated as a ratio to local employees. Any changes in the policies of the foreign workers’ countries of origin may affect the supply of foreign labor and cause disruptions to our operations which may in turn result in a delay in the completion of our projects. We are also subject to foreign worker levy for foreign workers (subject to changes as and when announced by the Singapore government) and any increase in foreign worker levy may materially and adversely affect our business and financial performance.

We are subject to a number of project execution risks, many of which are beyond our control.

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

We are subject to risks associated with the quality of our works.

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

Our short-term revenue and profitability may not be indicative of the long-term results of operations.

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

We operate in a highly competitive industry and may not be able to compete effectively.

The construction industry, including the interior fitting-out works segment, in which we operate, is competitive, and some of our competitors may have more manpower, resources, higher gradings in various construction workhead designations needed to operate in this field in Singapore, stronger track record in terms of the diversity, size and/or complexity of the projects undertaken or greater exposure to potential business opportunities. As of date of this annual report, there were over 46 and 108 contractors with the highest L6 and L5 grading in the workhead category CR06 (Interior Decoration and Finishing Works) respectively, the workhead category gradings in which we primarily seek projects, and over 4,153 contractors registered under all CR06 workhead, and this figure may increase.

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

To implement Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting. Prior to our initial public offering, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of December 31, 2024 and 2025, we and our independent registered public accounting firms identified the following material weakness in our internal control over financial reporting PCAOB of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. There are three material weaknesses identified: (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) our lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management.

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

Our controlling shareholder, Kelvin Ang, holds over 51.2% of our total outstanding Ordinary Shares.  As a result, he may be able to determine matters requiring shareholder approval and affect the market price of our Ordinary Shares. For example, he may be able to exert control over our business, including significant corporate actions such as mergers, schemes of arrangement, sales of substantially all of our assets, and election, re-election and removal of directors. This concentration of power may prevent or discourage unsolicited acquisition proposals or offers for our Ordinary Shares, or other such changes in control, that you may feel are in your best interest. The interests of Mr. Ang may not always coincide with your interests or the interests of other shareholders and he may act in a manner that does not necessarily advance the best interests of those who purchase Ordinary Shares in the future, including seeking a premium value for their Ordinary Shares.

For more information, see “Principal Shareholders.”

We are subject to compliance with and changes in regulatory requirements and codes.

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

We may from time to time encounter disputes arising from contracts with customers, suppliers, subcontractors or other third parties. Claims brought by customers against us may involve defective works, damaged works as we are obliged to protect our completed or partially completed works on-site, property damages or other contractual breaches which may result in us incurring liquidated damages under the terms of our contracts with our customers. Claims may also arise from disputes with suppliers and subcontractors on matters relating to payment and/or contractual performance. Claims involving us could result in time-consuming and costly litigations, arbitration, administrative proceedings or other legal procedures. Expenses we incur in legal proceedings or arising from claims brought by or against us will materially and adversely affect our business, financial position, financial performance and prospects.

Moreover, legal proceedings resulting in unfavorable judgment or findings may harm our reputation, cause financial losses and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial position, financial performance and prospects.

The nature of our work also involves certain risks as employees work at the work sites with equipment and tools, or work from height. Our employees who have suffered an injury arising out of and in the course of his employment can choose to either submit a claim under the Work Injury Compensation Act 2019 of Singapore (“WICA”) for compensation through MOM without needing to prove negligence or breach of statutory duty by employer or commence legal proceedings to claim damages under common law against employer for breach of duty or negligence. Pursuant to the WICA, an injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for incapacity or death, subject to certain stipulated limits. Damages under a common law claim are usually higher than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses and any future loss of earnings. In the event that the litigation costs, time involved and/or claim amounts are substantial, our financial performance will be materially and adversely affected.

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

We are affected by the macroeconomic, political, social and other factors beyond our control in Singapore and other countries in which we operate.

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

Economic factors such as increased commodity prices, shipping costs, higher costs of labor, insurance and healthcare, and changes in or interpretations of other laws, regulations and taxes may also increase our cost of revenue and our selling, general and administrative expenses, and otherwise adversely affect our financial condition and results of operations. Global inflation rose in 2025 and may continue through 2026. To date, we have not been subject to inflationary pressures. We cannot assure you that we will not be adversely affected in the future.

We are exposed to risks of infringement of our intellectual property rights and the unauthorized use of our trademarks by third parties.

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

Risks Related to Our Securities

An active trading market for our Ordinary Shares may not continue and the trading price for our Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Ordinary Shares will develop or continue. If an active public market for our Ordinary Shares does not continue, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. As a result, investors in our Ordinary Shares may experience a significant decrease in the value of their Ordinary Shares.

We may not maintain the listing of our Ordinary Shares on the Nasdaq which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

In order to continue listing our shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future. The continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) requires that a Nasdaq listed company maintain a minimum bid price of $1.00 per share.

Our share price has been below $1.00 since March 2, 2026. On April 15, 2026, we received a deficiency notice from Nasdaq, notifying us that, for the last 30 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of $1.00 per share requirement. In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until October 12, 2026, to regain compliance with the minimum $1.00 bid price per share requirement. There is no assurance that we will be able to raise our share price at the level required to maintain our listing on the Nasdaq.

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

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our amended and restated memorandum of association and second amended and restated articles of association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

Our Second Amended and Restated Articles of Association contain a broad waiver by our shareholders of any claim or right of action, both individually and on our behalf, against any of our directors; however, this waiver does not apply to claims arising under the Securities Act and the Exchange Act. Other than claims arising under the Securities Act or the Exchange Act, the waiver applies to any action taken by a director, or the failure of a director to take any action, in the performance of his or her duties with or for our Company, except with respect to any matter involving any fraud, willful default or dishonesty on the part of the director. This waiver may discourage claims and limits the right of shareholders to assert claims against our directors unless the act or failure to act involves fraud, willful default or dishonesty of such director.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Our auditor, NLA DFK Assurance PAC (“ NLA”), the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB.

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

Item 4. Information on the Company

History and Organizational Structure of the Company

Our Group is comprised of the Company, FBS Global Limited, its operating subsidiary Finebuild Systems Pte. Ltd. (“FBS SG”), which is held through Success Elite Developments Limited (“SEDL”), a wholly-owned subsidiary of the Company, and FBS Holdings Pte. Ltd., a wholly-owned subsidiary of SEDL. The Group also acquired Bright Bless Developments Limited (“BBDL”), a wholly-owned subsidiary of the Company, on March 7, 2025 as part of its expansion strategy.

During the year, the Group entered into agreements to acquire equity interests in EFMK Supplies Limited (“EFMK”) through BBDL as part of its plan to expand into Hong Kong, Macau and the People’s Republic of China (“PRC”). However, as at the date of this report, the transfer of shares has not been completed and the Group has not obtained effective control over EFMK. Accordingly, EFMK is not consolidated as a subsidiary of the Group.

Our Company was incorporated in the Cayman Islands on March 10, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is US$500,000 divided into 500,000,000 shares of par value US$0.001 each. On August 2, 2022, under a group reorganization, our Company became the holding company of our group of companies comprised of Success Elite Developments Limited, a wholly-owned subsidiary, which in turn holds FBS SG, which is our operating company based out of Singapore, FBS Holdings and Bright Bless Developments Limited, a wholly-owned subsidiary. As of the date hereof, Kelvin Ang holds approximately 51.2% of the issued share capital of our Company.  Our current corporate structure is as follows:

Mr. Kelvin Ang
Public
51.2%
48.8%
FBS Global Limited
(Cayman Islands)
100%
100%
Success Elite Development Limited
(BVI)
Bright Bless Developments Limited
(BVI)
100.0%
FBS SG
(Singapore)
FBS Holdings
(Singapore)

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

The table below lists Green Mark Awards given to projects in which we participated and our work scope for the projects specified. We have worked on 132 projects and 29  of such projects have received an award, the most recent of which are described in more detail in the table below.

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

Between September 2024 and February 2026, the Company was further awarded eight separate contracts and sub-contracts for various construction-related works in Singapore. The aggregate total contract and sub-contract value is S$104,831,270. The works generally comprise additions and alterations, renovations, new building erection, thermal insulation installation, drywall partition systems (including lead-lined variants), false ceiling works, interior design and fit-out elements, retrofitting of existing structures including new annex blocks, and ancillary workers’ dormitory facilities. Of these awards, four are sub-contracts where the Company was engaged by main contractors appointed by the Singapore government. These four government-related sub-contracts have a combined value of S$46,253,096 and involve specialized public infrastructure works including thermal insulation to slab soffits, drywall partitions with lead lining and false ceilings, and large-scale retrofitting of public buildings and annex blocks. These projects highlight the our expertise in delivering high-specification construction services to the Singapore public sector.

Our Customers

The table below sets out the customers who accounted for 5.0% or more of our Group’s total revenue for the fiscal years ended 2024 and 2025:

			Percentage of revenue (%)
Name of customer	Services provided	Our Role	2024	2025
SDK Consortium	Drywall Partition & Ceiling System	Subcontractor for fit-out works	7	-
Hyundai Engineering & Construction Co Ltd	Partition & Ceiling Works	Subcontractor for fit-out works	19	22
Uniglory Construction Pte Ltd	A&A Works	Main contractor for fit-out works	10	-
GS Engineering	Acoustic Woodwool Cement Board Works	Subcontractor for fit-out works	24	1
Lian Seng Hin Trading Co. Ltd	A&A Works	Main contractor for fit-out works	-	8
Hexacon Construction Pte Ltd	Partition & Ceiling Works	Subcontractor for fit-out works	7	-
Seales Air (Singapore) Pte Ltd.	A&A Works	Main contractor for fit-out works	7	-
Sintex Nylon & Cotton Products Pte Ltd	A&A Works	Main contractor for fit-out works	-	6
Penta-Ocean Construction Co Ltd.	Partition & Ceiling Works	Subcontractor for fit-out works	22	62

We receive progress payments for our work performed and revenue is recognized based on the stage of completion of our projects. The fluctuation in revenue contribution from our customers varies from year to year as revenue contribution is on project basis and revenue is recognized based on the stage of completion. Therefore, a higher value project, more projects from a customer and/or more works completed during a financial year or period will result in a higher percentage of revenue attributed to a customer. Please refer to the risk factor “We are dependent on our major customers and any significant decrease in projects secured from them may affect our operations and financial performance” set out in the section entitled “Risk Factors” in the prospectus.

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

Risk Management

Workplace Safety and Health Policy

We have an occupational, health and safety management system and policy in place, and as of December 31, 2025, we obtained ISO 45001:2018 certification (replacing OHSAS 18001-2007), which is an international standard that specifies requirements for an occupational health and safety management system, with guidance for its use, to enable an organization to proactively improve its occupational health and safety performance in preventing injury and ill-health. ISO 45001-2018 certification is a requirement for bizSAFE Level Star certification and some of our customers consider certifications including ISO 45001:2018 and/or bizSAFE Level Star when inviting subcontractors to tender, and accordingly such certifications also may increase our project opportunities. A summary of our workplace safety and health policies is set out below:

Workplace Safety

Workplace safety includes aspects related to safety at the work site and ensuring that occupational hazards are identified and assessed and actions are taken to reduce workplace accidents. These cover areas such as:

●	Conditions of the workplace, such as adequate working area, lighting, ventilation, and temperature control, water leakage, mold, airborne hazards and obstructions should be cleared. Exits should be clearly marked and potential trip hazards such as wire cords should be secured;
●	Electrical safety, such as being aware of electrical hazards, and checking that electrical equipment and devices are in good condition and use in a proper manner;
●	Fire safety, such as ensuring the proper functioning of emergency fire sprinkler heads, clearly marked and unobstructed emergency exits and lighting and that firefighting equipment are in good condition and available for emergency use;
●	Protective equipment, such as the availability of the proper type of protective equipment and that they are in good condition. First aid kits should be maintained and in good condition; and
●	Safety toolbox meetings are conducted daily or as requested by the main contractor at the work site to ensure that workers present for work that day are fit for work and that they have been issued with the proper protective equipment.

Environmental Management and Occupational Health Safety

As of December 31, 2025, we upgraded our ISO certification to ISO 14001:2015, which certification is the first international environmental management standard that provides an integrated approach to environmental management that emphases sustainability. This cover areas such as:

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

Workheads	Title	Scope of Work		Grade	Expiry Date

CR03	Demolition	General building demolition works refer to the systematic tearing down of whole buildings or substantial structural elements e.g. the complete dismantling of standalone buildings. This does not include localised demolition such as hacking of walls, floor finishes, or partial dismantling for renovation purposes.		Single Grade	July 1, 2028

CR06	Interior Decoration and Finishing Works	Interior design, planning and the decoration of buildings. This includes ceiling panels, partitions, built-in fitments, raised floor works, plastering and tiling.		L5	July 1, 2028

CW01	General Building	(a)	All types of building works in connection with any structure, being built or to be built, for the support, shelter and enclosure of persons, animals, chattels or movable property of any kind, requiring in its construction the use of more than two unrelated building trades and crafts. Such structure includes the construction of multi-story car-parks, buildings for parks and playgrounds and other recreational works, industrial plants, and utility plants.	B2	July 1, 2028

		(b)	Addition and alteration works on buildings involving structural changes.

		(c)	Installation of roofs.

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

To qualify for the GB1 License, the following conditions must be met:

Financial (minimum paid-up	Approved person(1)		Technical controller(2)
capital)	Course	Practical experience	Course	Practical experience
S$300,000	A course leading to a Bachelor’s degree or postgraduate degree in any field	At least 3 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification	A course leading to a Bachelor’s degree or postgraduate degree in a construction and construction-related fields(3)	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification

or

	A course leading to a diploma in a construction and construction-related fields(3).	At least 5 years (in aggregate) of practical experience in the execution of construction projects (whether in Singapore or elsewhere) after attaining the corresponding qualification
or
	A course conducted by BCA known as “Essential Knowledge in Construction Regulations & Management for Licensed Builders”	At least 10 years (in aggregate) of practical experience in the execution of construction projects in Singapore

Notes:

(1)	The approved person shall not have acted as an approved person or the technical controller of a licensee whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The approved person must not be acting, for so long as he is the approved person for the licensee that he does not intend to act, as a technical controller for any other company with or holding a license. The approved person must give his consent for carrying out the duties of an approved person for the applicant of the license.

(2)	The technical controller is the appointed key personnel under whose personal supervision the execution and performance of any general building works or specialist building works in Singapore that the licensee undertakes is carried out. The technical controller(s) could be the sole proprietor, partner, director or member of board of management of the licensee or an employee (and if the technical controller(s) is an employee, details of the employee’s designation, duties and responsibilities are to be provided in the application for the license). The technical controller shall not have acted as an approved person or the technical controller of a builder whose license has been revoked in the 12 months preceding the date of application for the license by the licensee. The technical controller must not be acting, for so long as he is the technical controller for the licensee, as a technical controller for any company with or applying for a license. The technical controller must give his consent to carrying out the duties of a technical controller for the applicant of the license.

(3)	“Construction and construction-related field” means the field of architecture, civil or structural engineering, mechanical or electrical engineering, construction or project management, quantity surveying or building science, facilities or estate management.

Green and Gracious Builder Scheme

BCA launched the Green and Gracious Builder Scheme in February 2009 to promote environmental protection and gracious and professional practices during the construction phase of projects. It is also a requirement to hold the Green and Gracious Builder Award for contractors with grade B2 and above for construction workheads CW01 and CW02 under the CRS. FBS SG currently holds the BCA Green and Gracious Builder Award in the “Certified” category, which was first issued on May 9, 2018 with an expiry date of May 8, 2027 with a renewal in process with the BCA.  The Green and Gracious Builder Award will be valid for 3 years. During this period, surveillance audits will be conducted on a yearly basis. Renewal audits will be carried out by The Singapore Contractors Association Limited (which has taken over the administration of the Green and Gracious Builder Scheme) every 3 years to maintain the validity of the Green and Gracious Builder Award.

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

Under the Building Control Act, a builder undertaking any building works shall, among other duties: (i) ensure that the building works are carried out in accordance with the plans of the building works supplied to it by the appointed registered architect or professional engineer for the project and with any terms or conditions imposed by the CBC in accordance with the Building Control Act and the building regulations, (ii) notify the CBC of any contravention of the Building Control Act or the building regulations relating to those building works of which the builder knows or ought reasonably to know; (iii) keep at the premises on which the building works are carried all plans of those building works approved by the CBC and supplied to the builder by the appointed registered architect or professional engineer for the project; and (iv) within seven days from the completion of the building works, certify that the new building has been erected or the building works have been carried out in accordance with the Building Control Act and the building regulations and deliver such certificate to the CBC.

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

Approved source countries

The approved source countries for construction workers are Malaysia, the PRC, NTS countries (including Bhutan, Cambodia and Laos, with effect from 1 June 2025) and North Asian sources such as Hong Kong (holders of Hong Kong Special Administrative Region passports), Macau, South Korea and Taiwan (“NAS”).

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

Effective January 1, 2024, the levy rates for Work Permit holders are as follows:

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

Dependency ratio ceilings

The dependency ratio ceiling for the construction industry is currently set at a ratio of one (1) full-time local employee earning at least S$1,600 (or S$1,800, with effect from 1 July 2026) per month (“Local Qualifying Salary”) to five (5) foreign workers. This means that for every one (1) full-time Singapore citizen or Singapore permanent resident earning at least the Local Qualifying Salary employed by a company in the construction sector with regular full month Central Provident Fund contributions made by the employer, the company can employ five (5) foreign workers. If the full-time Singapore citizen or Singapore permanent resident earns at least half the Local Qualifying Salary with regular full month Central Provident Fund contributions made by the employer, the Singapore citizen or Singapore permanent resident employee will be counted as a 0.5 local employee.

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

Age restrictions

With effect from 1 July 2025, there are no maximum employment periods applicable to Work Permit holders and the maximum age limit for new Work Permit applications at the time of application is 61 years old (or from 1 July 2026 onwards, 62 years old). All Work Permit holders regardless of country of origin can only work up to 63 years of age (or from 1 July 2026, up to 64 years of age).

Prior approval

Construction companies with project contracts that were awarded or tendered on or before 18 February 2022 must have prior approval (“MOM PA”) from the MOM to employ foreign workers from NTS countries (up to 31 December 2024 or project completion date, whichever is earlier). The MOM PA indicates the number of foreign workers a company is allowed to bring in from NTS countries. It also determines the number of workers who can have their Work Permits renewed, or who can be transferred from another company in Singapore. The MOM PAs are given based on the (i) duration of the work permits applied for, (ii) number of full-time local workers employed by the company over the past three (3) months as reflected in the Company’s CPF contribution statements (iii) the quota remaining and (iv) number of man-years allocated to the company (for main contractors) or the man-years directly allocated from the Company’s main contractor (for subcontractors). Effective January 1, 2024, the MYE framework will be phased out and the grant of MOM PA will no longer depend on a company’s MYE. The new foreign workers from NTS countries must also possess a Skills Evaluation Certification or the Skills Evaluation Certificate (Knowledge) before they are allowed to work in Singapore as basic-skilled workers. Companies with project contracts that were awarded or tendered after 18 February 2022 do not require MOM PA to employ foreign workers from NTS countries, provided that such employment does not exceed the applicable dependency ratio ceiling.

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

The WICA provides that if an employee dies or sustains personal injuries in a work-related accident in the course of the employment, or dies or becomes incapacitated as a result of a disease contracted in specified circumstances, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for incapacity or death, subject to certain limits stipulated in the WICA.

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

Goods and Services Tax (GST)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9% (with effect from January 1, 2024).

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

Infectious Diseases Act

The Infectious Diseases Act 1976 of Singapore (the “IDA”) relates to the quarantine and the prevention of infectious diseases. Under the IDA, if the Director-General of Health (the “DGH”) has reason to believe that there exist on any premises conditions that are likely to lead to the outbreak or spread of any infectious disease, he may, among other things, by written notice, order the closure of the premises for a period not exceeding 14 days, and require the owner or occupier of the premises to cleanse or disinfect the premises in the manner and within the time specified in the notice or carry out such additional measures as the DGH may require in the manner and within the time specified in the notice. Such notice directing the owner or the occupier of the premises to close the premises may be renewed by the DGH from time to time for such period, not exceeding 14 days, as the DGH may, by written notice, specify.

In addition, the DGH may order any person who is, any class of person or any person who is suspected to be, a case or an at-risk individual of an infectious disease to be detained and isolated in a hospital or other place for such period of time and subject to such conditions as the DGH may determine. The DGH may also direct any person who is, any class of person, or any person who is suspected to be, a case or an at-risk individual of an infectious disease, or any person carrying on any business, undertaking or work in a manner as is likely to cause the spread of infectious disease to take preventative action that the DGH reasonably believes is necessary to prevent the possible outbreak or prevent or reduce the spread of the infectious disease. Under the IDA, “preventative action” in the case of such direction, includes, among other things, requiring the person to stop carrying on, or not carry on, the business, undertaking or work during a period of time specified in the direction.

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

Comparison of Years Ended December 31, 2024 and 2025

Our audited consolidated results of operations for the years ended December 31, 2024 and 2025, respectively, are summarized below:

	For the Years Ended December 31,
	2024 SGD	2025 SGD	2025 USD	Variances %

Revenues	13,847,548	25,860,705	19,136,922	86.8
Cost of revenue	(12,597,472)	(23,233,501)	(17,192,791)	84.4
Gross Profit	1,250,076	2,627,204	1,944,131	110.2

Operating expenses
Provision for credit loss	154,077	-	-	-100.0
General and Administrative expenses	2,063,324	3,883,646	2,873,899	88.2
Research and development expenses	-	674,500	499,130	100.0
Total operating expenses	2,217,401	4,558,146	3,373,029	105.6

Loss from operations	(967,325)	(1,930,942)	(1,428,898)	99.6

Other income (expenses)
Interest expenses, net	(65,921)	(14,463)	(10,702)	-78.1
Finance expense, net	(4,273)	(7,480)	(5,536)	29.3
Other income	140,656	199,180	147,393	41.6
Foreign exchange transaction Gain/(Loss)	46,859	(282,438)	(209,004)	-702.7
Total other income/(expenses), net	117,321	(105,201)	(77,849)	-189.7

Loss before provisions for income taxes	(850,004)	(2,036,143)	(1,506,747)	139.5
Income tax benefit	35,638	-	-	-100.0
Net loss	(814,366)	(2,036,143)	(1,506,747)	150.0

Revenue

Our revenue is derived mainly from the following revenue streams: (i) construction contracts, (ii) sales of construction materials

The following table presents revenue by major revenue type for the years ended December 31, 2024 and 2025, respectively:

	For the Years Ended December 31
	2024 SGD	2025 SGD	2025 USD	Variances %
Revenue from construction contracts	13,846,198	25,809,023	19,098,677	86.4
Sales of construction materials	1,350	51,682	38,245	3728.3
Total	13,847,548	25,860,705	19,136,922	86.8

For all major revenue types, revenue is derived from individual contracts/projects on a non-recurring basis. Revenue is recognized by reference to the stage of completion of the contract activity, using the input method, whereby the actual construction costs to date was compared to the total budgeted costs for a project to estimate the revenue recognized.

The total revenue increased by approximately S$12 million, or 86.8% from approximately S$13.8 million for the year ended December 31, 2024 to approximately S$25.9 million (US$19.1 million) for the year ended December 31, 2025. Revenue in 2025 increased primarily due to the commencement of the ICA project, which significantly contributed to higher revenue recognition during the year. In addition, the Group commenced three new projects in 2025, comprising two A&A works and one ceiling and partition project, further supporting the overall increase in revenue for the period.

The revenue from construction contracts increased by approximately S$12.0 million, or 86.4% from approximately S$13.8 million for the year ended December 31, 2024 to approximately S$25.8 million (US$19.1 million) for the year ended December 31, 2025. The increase of revenue from construction contracts was primarily the result of the commencement of the ICA project. Total number of projects contributed to the revenue from construction contracts was 19 for the year ended December 31, 2025 as compared to 15 for the year ended December 31, 2024, and as noted, several large projects are commencing in 2025, hence the increase revenue in 2025 as compared to 2024.

The revenue generated by sales of construction materials increased by approximately S$50,300, or 3,728.3% from approximately S$1,400 for the year ended December 31, 2024 to approximately S$51,700 (US$38,200) for the year ended December 31, 2025. The increase in sales of construction materials was mainly driven by higher customer orders during the period, which positively contributed to overall sales.

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

Please refer to the section entitled “Risk Factors” for a more comprehensive discussion of other factors which may affect our business operations and financial performance.

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

The breakdown of our cost of revenue for the years ended December 31, 2024 and 2025 is set out below:

	For the Years Ended December 31,
	2024	2025	2025	Variances
	SGD	SGD	USD	%

Subcontracting costs	4,817,236	9,321,014	6,897,551	93.5
Material costs	3,686,385	8,290,531	6,134,993	124.9
Labor costs	2,521,648	3,357,680	2,484,683	33.2
Equipment rental costs	171,915	171,885	127,195	-
Overhead costs	1,400,288	2,092,391	1,548,369	49.4
Total	12,597,472	23,233,501	17,192,791	84.4

Cost of revenue increased by approximately S$10.6 million, or 84.4%, from approximately S$12.6 million for the year ended December 31, 2024 to approximately S$23.2 million (US$17.2 million) for the year ended December 31, 2025, in line with the increase in revenue during the same period.

The cost of revenue for subcontracting increased by approximately S$4.5 million, or 93.5% from approximately S$4.8 million for the year ended December 31, 2024 to approximately S$9.3 million (US$6.9 million) for the year ended December 31, 2025. The increase in the cost of revenue associated with subcontracting costs is a result of the Company undertaking more new projects during the year ended December 31, 2025.

The cost of material increased by approximately S$4.6 million, or 124.9% from approximately S$3.7 million for the year ended December 31, 2024 to approximately S$8.3 million (US$6.1 million) for the year ended December 31, 2025. The increase in the cost of revenue associated with material costs is a result of the Company undertaking more new projects during the year ended December 31, 2025.

The cost of direct labor increased by approximately S$836,000, or 33.2% from approximately S$2.5 million for the year ended December 31, 2024 to approximately S$3.4 million (US$2.5 million) for the year ended December 31, 2025. The cost of direct labor increased slightly as the Company outsourced several projects to subcontractors, resulting in relatively higher subcontracting costs while limiting the increase in direct labor expenses.

The cost of equipment rental decreased by approximately S$30, or 0.0% from approximately S$172,000 for the year ended December 31, 2024 to approximately S$172,000 (US$130,000) for the year ended December 31, 2025. The decrease in equipment rental costs was due to certain projects being outsourced to subcontractors, reducing the need for the Company to incur such costs directly.

The cost of overhead increased by approximately S$692,000, or 49.4% from approximately S$1.4 million for the year ended December 31, 2024 to approximately S$2.1 million (US$1.5 million) for the year ended December 31, 2025. The increase was primarily attributable to higher storage costs incurred for materials, mainly arising from subcontracting activities related to the ICA project.

The breakdown of our cost of revenues by revenue types is set out below:

	For the Years Ended December 31,
	2024	2025	2025	Variances
	SGD	SGD	USD	%

Construction contracts	12,596,497	23,203,904	17,170,889	84.2
Sales of construction materials	975	29,597	21,902	2,935.6
Total	12,597,472	23,233,501	17,192,791	84.4

Total cost of revenue from construction contracts increased by approximately S$10.6 million, or approximately 84.2% from approximately S$12.6 million for the year ended December 31, 2024 to approximately S$23.2 million (US$17.2 million) for the year ended December 31, 2025. The increase was mainly due to the Company undertaking more new projects during the year ended December 31, 2025.

The cost revenue from sales of construction materials increase by approximately S$28,600, or 2,935.6% from S$975 for the year ended December 31, 2024 to S$29,597 (US$21,902) for the year ended December 31, 2025. The increase was mainly due to the increased the quantity of material supply to a customer for the year ended December 31, 2025.

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

Please refer to the section entitled “Risk Factors” for other factors which may affect our cost of sales.

Gross Profit

Our gross profit from our major revenue type is summarized as follows:

	For the Years Ended December 31,
	2024	2025	2025	Variances
	SGD	SGD	USD	%

Construction contracts
Gross profit	1,249,701	2,605,119	1,927,788	108.5
Gross profit margin	9.0%	10.1%	10.1%

Sales of construction materials
Gross profit	375	22,085	16,343	5,789.3
Gross profit margin	27.8%	42.7%	42.7%

Total
Gross profit	1,250,076	2,627,204	1,944,131	110.2
Gross profit margin	9.0%	10.2%	10.2%

Our gross profit increased by approximately S$1.4 million, or 110.2%, from approximately S$1.3 million for the year ended December 31, 2024 to approximately S$2.6 million (US$1.9 million) for the year ended December 31, 2025. The increase was primarily driven by higher revenue contribution from construction contracts as the Company undertook more projects during the year.

Gross profit from construction contracts increased by approximately S$1.4 million, or 108.5%, from approximately S$1.3 million for the year ended December 31, 2024 to approximately S$2.6 million (US$1.9 million) for the year ended December 31, 2025. The increase was primarily driven by higher revenue contribution from construction contracts as the Company undertook more projects during the year ended December 31, 2025.

Gross profit from sales of construction materials increased from approximately S$375 for the year ended December 31, 2024 to approximately S$22,085 (US$16,300) in 2025, as this revenue stream was minimal in the prior year. The increase was mainly attributable to higher material sales volume in line with project requirements. Gross profit margin improved from 27.8% to 42.7%, reflecting improved pricing and cost efficiency.

Overall gross profit margin increased from 9.0% for the year ended December 31, 2024 to 10.2% in 2025. The improvement was primarily attributable to better project mix and cost efficiency, partially offset by increased subcontracting activities during the year.

Operating Expenses

Our operating expenses consist of provision for credit losses, research and development expenses, and general administrative expenses. General administrative expenses mainly comprised directors’ remuneration, staff costs, professional fees, depreciation, rental expenses, property-related expenses such as property tax and maintenance fees and upkeep of motor vehicles.

There was no provision for credit losses recognized for the year ended December 31, 2025, as management assessed that the outstanding receivables are recoverable.

Research and development expenses for the year ended December 31, 2025 amounted to approximately S$674,500, primarily attributable to a research collaboration project with Fameglow Holdings Limited relating to the development of specialty coating and phase change material technologies. The increase in research and development expenses reflects the Group’s ongoing efforts to expand its capabilities in new material applications and diversify into higher value-added segments.

The breakdown of the general and administration expenses is shown as follows:

	For the Years Ended December 31,
	2024	2025	2025	Variances
	SGD	SGD	USD	%

Employees’ salaries and benefit	1,066,971	1,341,556	992,751	25.7
Depreciation	170,343	165,636	122,571	-2.8
Legal and Professional fees	465,242	1,997,257	1,477,971	329.3
Administrative expenses	360,768	379,197	280,606	5.1
Total	2,063,324	3,883,646	2,873,899	13.1

General and administrative expenses increased by approximately S$1.8 million, or 88.2%, from approximately S$2.1 million for the year ended December 31, 2024 to approximately S$3.9 million (US$2.9 million) for the year ended December 31, 2025. The increase was primarily attributable to higher legal and professional fees, which increased by approximately S$1.5 million, mainly in connection with payments made for an artificial intelligence software development project. In addition, employees’ salaries and benefits increased by approximately S$274,600, reflecting workforce expansion and salary adjustments in line with the Company’s business growth.

Other Incomes (expenses)

Other income (expenses), net, changed from a net income of approximately S$117,300 for the year ended December 31, 2024 to a net expense of approximately S$105,200 (US$77,800) for the year ended December 31, 2025.

Interest expenses decreased by approximately S$51,000, or 78.1%, from approximately S$65,900 for the year ended December 31, 2024 to approximately S$14,500 (US$10,700) for the year ended December 31, 2025, primarily due to lower borrowings and reduced interest-bearing liabilities during the year.

Finance expenses increased by approximately S$3,200, or 75.0%, from approximately S$4,300 in 2024 to approximately S$7,500 (US$5,500) in 2025, mainly due to increased banking-related charges and financing activities.

Other income increased by approximately S$58,500, or 41.6%, from approximately S$140,700 in 2024 to approximately S$199,200 (US$147,400) in 2025, primarily attributable to higher interest income earned during the year.

Foreign exchange results changed from a gain of approximately S$46,900 for the year ended December 31, 2024 to a loss of approximately S$282,400 (US$209,000) for the year ended December 31, 2025. The foreign exchange loss was primarily attributable to the revaluation of USD-denominated balances against the Company’s functional currency of SGD.

Income tax expense (benefit)

Income tax benefit decreased from approximately S$35,600 for the year ended December 31, 2024 to nil for the year ended December 31, 2025.

The income tax benefit recognized for the year ended December 31, 2024 was primarily attributable to tax adjustments and rebates, which did not recur for the year ended December 31, 2025.

Net loss

As a result of the foregoing, we recorded a net loss of approximately S$2,036,143 (US$1,506,747) for the year ended December 31, 2025, compared to a net loss of approximately SS$0.8 million (US$0.6 million) for the year ended December 31, 2024

Earnings (loss) per Share

Basic and diluted loss per share changed from approximately (S$0.07) for the year ended December 31, 2024 to approximately S$(0.15) (US$0.11) for the year ended December 31, 2025.

The calculation of earnings per share is based on 13,373,288 ordinary shares outstanding during the periods presented.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and borrowings from banks and related parties. Our principal uses of cash have been for working capital, repayment of banking facilities and related interest expenses, and capital expenditures. We intend to fund our future operations primarily through cash generated from operations and proceeds from our initial public offering.

As reflected in our consolidated financial statements, we had a net loss of S$2,036,143 (US$1,506,747) for the year ended December 31, 2025, as compared to a net loss of approximately $814,400 for the year ended December 31, 2024. As of December 31, 2025, we had cash and restricted cash in approximately S$5.3 million (US$3.9 million), compared to approximately S$3.0 million as of December 31, 2024. We had positive working capital of approximately S$9.0 million as of December 31, 2025, compared to negative working capital of approximately S$1.5 million as of December 31, 2024. Our working capital requirements are primarily influenced by the scale of our operations, the timing of project execution, and the collection of accounts receivable and settlement of accounts payable.

Based on the audited consolidated statement of financial position as of December 31, 2025 and 2024, our total equity was approximately S$12.9 million (US$9.6 million) and S$4.3 million respectively.

Our total indebtedness (calculated based on bank borrowings, financing lease liabilities, operating lease liabilities and amounts due to related parties) amounted to approximately S$0.1 million (US$0.1 million) and S$2.1 million, respectively for the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, our debt equity ratio, defined as total indebtedness divided by total equity, were 0.02 times and 0.5 times, respectively.

Our current ratios, defined as current assets divided by current liabilities were approximately 1.6 times and 0.9 times as of December 31, 2025 and 2024, respectively.

As of December 31, 2025, we had cash at bank of approximately S$5.3 million and total bank borrowings of approximately S$129,000.

On February 7, 2025, the Company closed its Initial Public Offering (“IPO”) of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the net proceeds of this offering was approximately $8.8 million. The shares were approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 6, 2025.

On February 18, 2025, we entered into a research and development agreement with a third party and contributed US$500,000. The parties are collaborating on the development of processes and materials for coating steel structures for fire protection and other building applications.

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

The following table sets out a summary of our consolidated cash flows for the years ended December 31, 2024 and 2025.

	2024	2025	2025
	SGD	SGD	USD
Net cash used in provided by operating activities	(122,071)	(4,112,965)	(3,043,595)
Net cash provided by (used in) investing activities	137,655	(4,156,935)	(3,076,131)
Net cash (used in) provided by financing activities	(1,514,343)	10,608,581	7,850,350
Net (decrease) increase in cash and restricted cash	(1,498,759)	2,338,681	1,730,624
Cash and restricted cash at the beginning of the period	4,482,359	2,983,600	2,207,864
Cash and restricted cash at the end of the period	2,983,600	5,322,281	3,938,488

Operating Activities

Net cash used in operating activities was approximately S$4.1 million (US$3.0 million) for the year ended December 31, 2025, compared to net cash used of approximately S$122,100 for the year ended December 31, 2024.

The net cash outflow in 2025 was primarily attributable to the operating loss incurred during the year, as well as changes in working capital.

The operating loss was mainly driven by higher operating expenses during the year, including professional fees related to artificial intelligence software development, as well as timing differences in the collection of receivables and settlement of payables.

Key working capital movements included (i) an increase in contract assets of approximately S$6.1 million, primarily due to timing differences between revenue recognition and billing, where certain works performed had not yet been invoiced as at year end, (ii) a decrease in accounts receivable of approximately S$0.8 million; and (iii) an increase in prepayments and other current assets.

These were partially offset by (i) an increase in contract liabilities of approximately S$3.2 million arising from higher advance payments received from customers, (ii) an increase in accounts payable of approximately S$1,776,500 due to higher subcontracting and supplier costs, (iii) an increase in accrued expenses and other current liabilities of approximately S$496,300, including legal and professional fees related to the Company’s initial public offering, and (iv) an increase in income taxes payable.

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

Investing Activities

Net cash used in investing activities was approximately S$4.2 million (US$3.1 million) for the year ended December 31, 2025, compared to net cash provided by investing activities of approximately S$137,700 for the year ended December 31, 2024.

The net cash outflow in 2025 was primarily attributable to advances made to a third party of approximately S$4.1 million, partially offset by the purchase of property, plant and equipment of approximately S$79,000.

In contrast, the net cash inflow in 2024 was mainly due to collections from loans to related parties of approximately S$212,800, partially offset by purchases of property, plant and equipment of approximately S$75,100

Financing Activities

Net cash provided by financing activities was approximately S$10.6 million (US$7.9 million) for the year ended December 31, 2025, compared to net cash used in financing activities of approximately S$1.5 million (US$1.1 million) for the year ended December 31, 2024.

The net cash inflow in 2025 was primarily attributable to proceeds from the Company’s initial public offering of approximately S$10.7 million.

These inflows were partially offset by (i) repayment of bank borrowings of approximately S$697,300, (ii) repayment of amounts due to related parties of approximately S$692,900, (iii) payment of deferred offering costs of approximately S$1.3 million, and (iv) repayment of finance lease liabilities of approximately S$11,100.

Net cash used in financing activities in 2024 was primarily attributable to repayment of bank borrowings of approximately S$2.0 million, repayment of finance lease liabilities of approximately S$16,700, and payment of deferred offering costs of approximately S$424,900, partially offset by proceeds from bank borrowings of approximately S$481,600 and borrowings from related parties of approximately S$468,400.

Comparison of Years Ended December 31, 2023 and 2024

Our audited consolidated results of operations for the years ended December 31, 2023 and 2024, respectively, are summarized below:

	For the Years Ended December 31,
	2023	2024	2024	Variances
	SGD	SGD	USD	%

Revenues	21,810,317	13,847,548	10,385,661	(36.5)
Cost of revenue	19,165,477	12,597,472	9,448,104	(34.3)
Gross Profit	2,644,840	1,250,076	937,557	(52.7)

Operating expenses
Provision for credit loss	399,278	154,077	115,558	(61.4)
General and Administrative Expenses	2,290,312	2,063,324	1,547,493	(9.9)
Total operating expenses	2,689,590	2,217,401	1,663,051	(17.6)

Income (loss) from operations	(44,750)	(967,325)	(725,494)	2,061.6

Other income (expenses)
Interest expenses, net	(77,104)	(65,921)	(49,440)	(14.5)
Finance expense, net	(8,096)	(4,273)	(3,205)	(47.2)
Other income	99,543	140,656	105,492	41.3
Foreign exchange transaction gain (loss), net	(2,906)	46,859	35,144	(1,712.5)
Total other income, net	11,437	117,321	87,991	925.8

Income (loss) before provisions for income taxes	(33,313)	(850,004)	(637,503)	2,451.5
Income tax benefit	37,998	35,638	26,728	(6.2)
Net Income (loss)	4,685	(814,366)	(610,775)	(17,483.8)

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

The major factors affecting our revenue include the following:

-	Our ability to secure new contracts and the value of these contracts as our revenue is derived on a project by project, non-recurring basis. This is in turn dependent on several other factors such as our pricing, our project track record/ execution capability, our reputation and the competitive environment;

-	our ability to maintain our business relationship with our customers, in particular with main contractors for future invitations to quote for interior fitting-out works;

-	our ability to complete the projects on a timely basis and deliver quality works. This is in turn dependent on the timeliness of material delivery, quality of our subcontractors and our workers, and our project management expertise. The overall construction schedule on-site is also affected by many factors, such of which are not within our control. As our revenue is recognized by reference to the stage of completion, our revenue is dependent not only on the number of projects, their contract value, but also on the amount of works completed;

-	our ability to remain competitive, whether in pricing or in our ability to respond to customers’ needs or in the adoption of construction technologies (where required);

-	changes in laws and regulations that affect (i) the construction industry in the countries we operate in, which amongst others, may in turn affect our ability to conduct certain scope of works or employ workers; and (ii) the property segments, such as government spending on hospitals, or legislations that affect the property;

-	the overall construction industry in the countries we operate in and the overall macroeconomic conditions; and

-	our ability to continue to retain the services of our key management personnel, in particular our Executive Directors who are leading the Group in business development and project management.

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

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations as they become due. However, there is no assurance that management will be successful in their plans. There are a number of factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its services, economic conditions, competitive pricing in the construction industry, its operating results continuing to make profit and its bank and shareholders being able to provide continued financial support

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

The cash provided from operating activities was offset by the cash used in operating activities, including (i) an increase in account receivable of S$115,685, due to the fact that more account receivables balance were under credit term for the year ended December 31, 2023 .

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

Inflation

Our financial performance for the years ended December 31, 2023, 2024 and 2025 was not materially affected by inflation and we have not experienced inflation materially impacting our business. In the event inflation continues, we may see an increase in the cost of materials and labor, and increased cost of financing costs in the event we need to utilize credit facilities, which increased costs of doing business would negatively impact our financial performance.

Capital Expenditures

The capital expenditures made by us for the years ended December 31, 2023, 2024 and 2025 were approximately S$3,000, S$75,000 and S$79,000 respectively on the purchase of equipment.

Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest. As of December 31, 2025 the commercial loan were fully repay to UOB Bank.

The Company also guaranteed a SGD 7,400,000 10 year commercial loan on October 31, 2022, in the form of letter of credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. As of the date of this filing, this letter of credit has been fully drawn down.

The Company also has bankers’ guarantees totaling SGD 2.4 million (USD 1.8 million) from UOB Bank for the ongoing projects as of December 31, 2025. These guarantees are requested by main contractors or owners as a security deposit for the performance of the Company obligations under the contracts. All the bankers’ guarantees will expire before September 28, 2028.

As of December 31, 2025, the future minimum payments under certain of FBS SG’s contractual obligations were as follows:

Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	128,854	119,007	9,847	-	-
Financing lease	-	-	-	-	-
Operating lease	-	-	-	-	-

As of December 31,2024, the future minimum payments under certain of FBS SG’s contractual obligations were as follows:

	Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	843,529	710,983	132,546	-	-
Financing lease	12,308	12,308	-	-	-
Operating lease	720,000	720,000	-	-	-

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

Capital Commitments

As of December 31, 2024 and 2025, our Group did not have any material capital commitments.

Financing Lease Commitments

As of December 31, 2025, the Group does not have any financing leases with financial institutions on its consolidated balance sheets.

As of December 31, 2024, the Group had financing lease liabilities related to motor vehicle purchases, which have been fully settled during the year ended December 31, 2025.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as of December 31:

	2024 SGD	2025 SGD	2025 USD
Liabilities
Financing lease liabilities current	11,121	-	-
Financing lease liabilities non-current	-	-	-
Total	11,121	-	-

Information relating to financing lease activities for the years ended December 31 are as follows:

	2024 SGD	2025 SGD	2025 USD
Financing lease expenses
Depreciation	25,600	14,933	11,050
Interest of lease liabilities	1,920	1,188	879
Total financing lease expenses	27,520	16,121	11,929

Operating Lease Commitments

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000.00 (USD 44,400).

The lease remained in effect throughout the years ended December 31, 2024 and 2025, and expired on December 31, 2025. Accordingly, the lease liabilities were fully amortized and settled by the end of the lease term, and no lease liabilities remained outstanding as of December 31, 2025.

The following table shows operating lease liabilities and the associated financial statement line items:

	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	711,389	-	-
Operating lease liabilities – non current – related party	-	-	-
Total	711,389	-	-

Information related to operating lease activities during the periods are as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	SGD	SGD	USD
Operating lease expenses
Amortization	695,735	711,389	526,428
Interest of lease liabilities	24,265	8,611	6,372
Total operating lease expenses	720,000	720,000	532,800

Contingent Liabilities

As of December 31, 2024 and 2025, we did not have any other material contingent liabilities except as disclosed above. See Contingencies.

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

When current estimates of the consideration expected to be received, combined with projected contract costs, indicate a loss, the Company recognizes a provision for the entire anticipated loss immediately. Such losses are recorded as additional contract costs (i.e., operating expenses) rather than as reductions in revenue or as non-operating items. For the years ended December 31, 2024 and 2025, total contract losses were negligible.

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

Management Reporting Structure

Our management reporting structure is as follows:

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices located at 74 Tagore Lane, #02-00 Sindo Industrial Estate, Singapore 787498:

Name	Age	Position
Kelvin Ang	64	Executive Director and CEO
Kong Chen Yung (Arthur)	44	Independent Director
Lee Puay Khng	71	Independent Director
Charlie Yi	60	Independent Director
Chew Chong Ye	33	Chief Financial Officer
Ang Boon Chuan	50	Senior Project Manager (Architectural)
Li Ming	49	Senior Project Manager (Construction)

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

6.B. Compensation

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended December 31, 2024 and 2025 .

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (S$)	Bonus (S$)	Other Compensation(1)(S$)
Kelvin Ang (CEO and Director)	2024	180,000	26,250	12,535
	2025	182,000	49,500	16,844

Chew Chong Ye (CFO)	2024	50,400	6,300	9,639
	2025	55,727	10,000	11,174

Ang Boon Chuan (Senior Project	2024	72,000	9,000	13,770
Manager Architectural)	2025	77,300	20,100	16,558

Li Ming (Senior Project Manager	2024	167,400	15,000	15,674
Construction)	2025	182,000	23,250	19,049

(1)	Other compensation includes allowance and employer’s contribution to the Central Provident Fund.

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

None of our independent directors received any compensation from our Company in 2024 or 2025. Under the Directors’ Agreements, the initial annual compensation that is payable to each of our independent directors is as follows:

Name of Director	Compensation (US$)
Arthur Kong	US$	30,000
Lee Puay Khng	US$	30,000
Charlie Yi	US$	30,000

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

6.D. Employees

As of December 31, 2025, we had 74 full-time employees, all of whom were located within our Singapore offices.

The functional distribution of our Group’s employees as of December 31, 2024 and December 31, 2025 are as follows:

	As of
Functions	December 31, 2024	December 31, 2025
Management	10	10
Project	55	55
Quantity surveyor/ Drafting	6	6
Finance & Administrative	3	3
Total	74	74

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

Unless otherwise noted below, the address of each person listed on the table is 74 Tagore Lane, Singapore 787498.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Named Executive Officers and Directors:
Directors and Executive Officers
Kelvin Ang	6,915,663	51.2%
Chew Chong Ye
Ang Boon Chuan	-	-
Li Ming	-	-
Yap Bee Cheng (Chyrsan)	-	-
	-	-
Kong Chen Yung (Arthur)	-	-
Lee Puay Khng	-	-
Charlie Yi	-	-

Named Executive Officers and Directors as a Group (8 persons)	6,915,663	51.2%
5% or Greater Shareholders
Kelvin Ang*	6,915,663	51.2%

Total	6,915,663	51.2%

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

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under the common control with FBS SG as Mr. Kelvin Ang act as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2024 and 2025, the balance of Accounts receivable – related party were as follows:

		2024	2025	2025
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	961,143	843,098	640,754
Allowance for credit loss	(1)	(961,143)	(843,098)	(640,754)
Total		-	-	-

Movement of the provision of credit losses were as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	990,941	971,780	961,143	730,469
Exchange rate effect	(19,161)	(10,637)	(118,045)	(89,715)
Balance at end of the year	971,780	961,143	843,098	640,754

b.	Other receivables – related parties

As of December 31, 2024 and 2025, the balances of other receivables-related parties were as follows:

		2024	2025	2025
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	593,390	560,150	425,714
Allowance for credit loss	(3)	(593,390)	(560,150)	(425,714)
54 Pandan Road Pte Ltd	(2)	-	-	-
Ang Poh Hwee	(4)	30,000	30,200	22,348
Total		30,000	30,200	22,348

Movement of the provision of credit losses were as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	586,542	575,200	593,390	450,976
Exchange rate effect	(11,342)	18,190	(33,240)	(25,262)
Balance at end of the year	575,200	593,390	560,150	425,714

(1)	Supply construction material to the joint venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10, 2023, provided the loan of SGD2 million, with no interest. As of the date of this prospectus, the Company has collected the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the joint venture company.
(4)	The Company paid on behalf the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2024 and 2025, the balances of amount due to related parties were as follows:

	2024	2025	2025
	SGD	SGD	USD
Due to related parties
Kelvin Ang	522,847	18,772	14,267
Total	522,847	18,772	14,267

d.	Related party transactions

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Fine Build-Ninefold Group Construction Company (Private) Limited
Supply construction material	-	-	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	-	720,000	720,000	532,800
Fastfixs Systems Pte Ltd
Consultation fee	138,000	217,500	250,000	185,000
Supply of labors	43,004	263,034	448,995	332,256

e.	Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest. As of December 31, 2025 the commercial loan were fully repay to UOB Bank.

The Company also guaranteed a SGD 7,400,000 10-year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

8.B. Significant Changes

Not applicable.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable.

9.B. Plan of distribution

Not applicable.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market.

9.D. Selling shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the issue

Not applicable.

Item 10. Additional Information

10.A. Share capital

Our authorized share capital is US$500,000 divided into 500,000,000 shares of par value US$0.001 each. The number of our Ordinary Shares issued and outstanding was 13,500,000 on December 31, 2025.

10.B. Memorandum and articles of association

Our Memorandum and Articles of Association

The following are summaries of certain material provisions of our amended and restated memorandum of association and second amended and restated articles of association (which we collectively refer to as our Memorandum and Articles of Association below) and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. This summary is qualified in its entirety by reference to the complete text of our Memorandum and Articles of Association. A copy of our Memorandum and Articles of Association have been filed as exhibits to this annual report.

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

10.E. Taxation

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman Pte. Ltd., our counsel as to Cayman Islands law.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

	December 31, 2025	December 31, 2024

Year-end US$:S$ exchange rate	1.3514	1.3509

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and we concluded these were ineffective due to material weaknesses, as described below.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, there were three material weaknesses identified: (1) our lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) our lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) our lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our Ordinary Share price may decline and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Changes in Internal Control over Financial Reporting

During the financial year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The consolidated financial statements of FBS Global Limited for the year ended December 31, 2025 appearing in this Annual Report have been audited by NLA DFK Assurance PAC, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The office of NLA DFK Assurance PAC is located in Singapore.

The table below sets out the total amount of services rendered to us by NLA DFK Assurance PAC for the year ended December 31, 2025 and by Marcum Asia CPAs LLP for the year ended December 31, 2024, and breaks down these amounts by category of service:

	Financial Years Ended December 31
	2025	2024
	$	$
Audit Fees	287,000	225,000
Audit Related Fees	13,250	6,750
Tax Fees	0	-
All Other Fees	20,600	15,980
Total	320,850	247,730

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

Item 16F. Change in Registrant’s Certifying Accountant

On August 19, 2025, the Company appointed NLA DKF Assurance PAC (“NLA”) as its independent registered public accounting firm, effective on August 21, 2025. NLA replaces Marcum Asia CPAs LLP (“Marcum Asia”), the former independent registered public accounting firm, which the Company terminated on August 19, 2025. The appointment of NLA was made, after careful consideration by the Company, and has been approved by the board of directors and the audit committee of the board. The Company’s decision to make this change was not the result of any disagreement between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit reports of Marcum Asia on the consolidated financial statements of the Company as of December 31, 2023 and 2024 and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through August 19, 2025, there were no disagreements with Marcum Asia on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through August 19, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F, except that Marcum Asia advised us that as of December 31, 2024 there were three material weakness related to (1) a lack of sufficient full-time personnel with appropriate levels of accounting knowledge and experience to monitor the daily recording of transactions, address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (2) a lack of formal internal control policy and procedures to establish formal risk assessment process and internal control framework; and (3) a lack of formal IT process and procedures related to risk and vulnerability assessment, data backup and recovery management, and password management.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of NLA, neither the Company, nor someone on behalf of the Company, has consulted NLA regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that NLA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided Marcum Asia with a copy of the above disclosure and requested that Marcum Asia furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of Marcum Asia’s letter is filed as Exhibit 16.1 to the Form 6-K furnished by the Company on August 25, 2025.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2025.

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

Item 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of FBS Global Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FBS Global Limited (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Other Matter

The financial statements for the financial year ended 31 December 2024 were audited by another auditor whose report dated May 15, 2025 expressed an unmodified opinion on those financial statement

/s/ NLA DFK Assurance PAC

Singapore, April 30, 2026

PCAOB ID No.6889

We have served as the Company’s auditor since 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of FBS Global Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of FBS Global Limited (the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2022 through 2025.

New York, New York

May 15, 2025

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com

FBS Global Limited

Consolidated Balance Sheets

	As of December 31,
	2024 SGD	2025 SGD	2025 USD
Assets
Current assets
Cash	2,983,600	4,038,181	2,988,254
Restricted cash	-	1,284,100	950,234
Accounts receivable, net	2,838,186	3,595,489	2,660,662
Contract assets	3,652,783	9,718,550	7,191,727
Other receivables – related parties	30,000	30,200	22,348
Other receivables	-	4,077,692	3,017,492
Income tax recoverable	230,835	232,877	172,329
Prepayments and other current assets	91,485	917,831	679,195
Total current assets	9,826,889	23,894,920	17,682,241

Non-current assets
Property, plant and equipment, net	3,597,144	3,510,551	2,597,808
Deferred offering cost	1,253,443	-	-
Deferred Expenditure	-	127,425	94,295
Deferred tax assets, net	304,482	304,482	225,316
Right of use assets, net – related party	711,389	-	-
Total non-current assets	5,866,458	3,942,458	2,917,419
Total assets	15,693,347	27,837,378	20,599,660

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	1,265,818	3,042,362	2,251,348
Contract liabilities	805,163	4,037,624	2,987,842
Current portion of bank borrowings	696,956	119,007	88,065
Due to related parties	522,847	18,772	13,891
Dividend payable	5,817,274	5,817,274	4,304,783
Financing lease liabilities- current	11,121	-	-
Operating lease liabilities- current – related party	711,389	-	-
Accrued expenses and other current liabilities	1,249,912	1,746,177	1,292,172
Tax payable	203,517	107,245	79,361
Total current liabilities	11,283,997	14,888,461	11,017,462

Non-current liabilities
Bank borrowings, non-current	129,203	9,847	7,287
Total non-current liabilities	129,203	9,847	7,287
Total liabilities	11,413,200	14,898,308	11,024,749
Commitments and contingencies
Shareholders’ equity
Ordinary shares, 500,000,000 shares authorized; US$0.001 par value,11,250,000 and 13,500,000 shares issued and outstanding as of December 31, 2024 and 2025, respectively	15,203	18,238	13,496
Additional paid in capital	2,684,797	13,376,828	9,906,309
Retained earnings (Accumulated deficit)	1,580,147	(455,996)	(344,894)
Total shareholders’ equity	4,280,147	12,939,070	9,574,911
Total liabilities and shareholders’ equity	15,693,347	27,837,378	20,599,660

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Operations and Comprehensive Income (Loss)

	For the Years Ended December 31,
	2023 SGD	2024 SGD	2025 SGD	2025 USD
Revenue	21,810,317	13,847,548	25,860,705	19,136,922
Cost of revenue	19,165,477	12,597,472	23,233,501	17,192,791
Gross profit	2,644,840	1,250,076	2,627,204	1,944,131

Operating expenses
Provision for credit losses	399,278	154,077	-	-
General and administrative expenses	2,290,312	2,063,324	3,883,646	2,873,899
Research and development expenses	-	-	674,500	499,130
Total operating expenses	2,689,590	2,217,401	4,558,146	3,373,029

Loss from operations	(44,750)	(967,325)	(1,930,942)	(1,428,898)

Other income (expense)
Interest expenses, net	(77,104)	(65,921)	(14,463)	(10,702)
Finance expense, net	(8,096)	(4,273)	(7,480)	(5,536)
Other income	99,543	140,656	199,180	147,393
Foreign exchange (loss) gain, net	(2,906)	46,859	(282,438)	(209,004)
Total other income (expense), net	11,437	117,321	(105,201)	(77,849)

Loss before provision for income taxes	(33,313)	(850,004)	(2,036,143)	(1,506,747)
Income tax benefit	37,998	35,638	-	-
Net income (loss)	4,685	(814,366)	(2,036,143)	(1,506,747)

Comprehensive income (loss)	4,685	(814,366)	(2,036,143)	(1,506,747)

Earnings (loss) per share – basic and diluted	0.00	(0.07)	(0.15)	(0.11)
Weighted average shares outstanding, basic and diluted	11,250,000	11,250,000	13,373,288	13,373,288

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2023, 2024 and 2025

	Ordinary Shares		Additional Paid-in	Retained	Total	Total
	Shares	Amount	Capital	Earnings	SGD	USD
Balance as of January 1, 2023	11,250,000	15,203	2,684,797	2,389,828	5,089,828	3,817,370
Net income for the year	-	-	-	4,685	4,685	3,516

Balance as of December 31, 2023	11,250,000	15,203	2,684,797	2,394,513	5,094,513	3,820,886
Net loss for the year	-	-	-	(814,366)	(814,366)	(610,775)

Balance as of December 31, 2024	11,250,000	15,203	2,684,797	1,580,147	4,280,147	3,210,111
Issuance of ordinary shares	2,250,000	3,035	10,692,031	-	10,695,066	7,871,547
Net loss for the year	-	-	-	(2,036,143)	(2,036,143)	(1,506,747)

Balance as of December 31, 2025	13,500,000	18,238	13,376,828	(455,996)	12,939,070	9,574,911

See accompanying notes to consolidated financial statements

FBS Global Limited

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2023, 2024 and 2025

	For the Years Ended December 31,
	2023 SGD	2024 SGD	2025 SGD	2025 USD
Cash flows from operating activities:
Net income (loss)	4,685	(814,366)	(2,036,143)	(1,506,747)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	399,278	154,077	-	-
Depreciation of property and equipment	161,711	170,344	165,636	122,572
Deferred tax expense (benefit)	4,565	(36,269)	-	-
Amortization of right-of-use assets and interest of lease liabilities	-	720,000	720,000	532,800
Changes in operating assets and liabilities:
Accounts receivable	(115,685)	690,716	(757,302)	(560,403)
Contract assets	1,517,048	1,303,505	(6,065,767)	(4,488,668)
Income tax recoverable	-	(230,835)	-	-
Prepayments and other current assets	(3,052)	23,595	(826,346)	(611,496)
Accounts payable	399,838	(1,215,409)	1,776,545	1,314,643
Contract liabilities	1,057,625	(677,794)	3,232,461	2,392,020
Taxes payable	110,688	(103,751)	(98,314)	(72,752)
Operating lease liabilities – related party	-	(720,000)	(720,000)	(532,800)
Accrued expenses and other current liabilities	97,149	614,116	496,265	367,236
Net cash provided by (used in) operating activities	3,633,850	(122,071)	(4,112,965)	(3,043,595)
Cash flows from investing activities:
Purchase of property, plant and equipment	(3,257)	(75,139)	(79,043)	(58,491)
Loan to related parties	(1,130,000)	-	(200)	(148)
Other receivable	-	-	(4,077,692)	(3,017,492)
Collection from loans to related parties	887,206	212,794	-	-
Net cash (used in) provided by investing activities	(246,051)	137,655	(4,156,935)	(3,076,131)
Cash flows from financing activities:
Proceeds from bank borrowings	1,508,177	481,622	-	-
Repayment of bank borrowings	(2,014,245)	(1,993,759)	(697,306)	(516,006)
Financing lease liabilities	(16,680)	(16,680)	(11,122)	(8,230)
Proceeds from borrowings from related party	311,011	468,393	188,860	139,756
Repayment of borrowings from related party	(378,049)	(28,934)	(692,935)	(512,772)
Net proceed from initial public offering	-	-	10,695,067	7,914,349
Deferred expenditure	-	-	(127,426)	(94,294)
Payment for deferred offering cost	(305,471)	(424,985)	1,253,443	927,547
Net cash (used in)/from financing activities	(895,257)	(1,514,343)	10,608,581	7,850,350

Net changes in cash and restricted cash	2,492,542	(1,498,759)	2,338,681	1,730,624
Cash and restricted cash, beginning of year	1,989,817	4,482,359	2,983,600	2,207,864
Cash and restricted cash, end of year	4,482,359	2,983,600	5,322,281	3,938,488
Supplemental disclosure information:
Cash paid for income tax	26,511	187,658	126,288	93,453
Cash paid for interest	75,254	65,921	14,463	10,702

Supplemental disclosure of non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	1,407,124	-	-

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	4,482,359	2,983,600	4,038,181	2,988,254
Restricted Cash	-	-	1,284,100	950,234
Total cash and restricted cash shown in the consolidated statements of cash flows	4,482,359	2,983,600	5,322,281	3,938,488

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

Certain subsidiaries acquired during the year, including Bright Bless Developments Limited and FBS Holdings Pte. Ltd., are investment holding entities and did not have significant operations as at the reporting date.

The accompanying consolidated financial statements reflect the activities of FBS Cayman and the following entity:

Subsidiary	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Success Elite Development Limited (SEDL)	February 22, 2022	BVI	100% owned by FBS Cayman	Investment Holding Company

Finebuild Systems Pte Ltd (“FBS SG”)	March 09, 1996	Singapore	100% owned by SEDL	General Contractors Building construction including major upgrading works

FBS Holdings Pte Ltd (“FBS Holdings”)	March 08, 2019	Singapore	100% owned by SEDL	Other Holding Companies

Bright Bless Developments Limited (BBDL)	March 07, 2025	BVI	100% owned by FBS Cayman	Investment Holding Company

During the year, the Group, through its subsidiary, entered into share sale and purchase agreements to acquire equity interests in EFMK Supplies Limited. However, as at the reporting date, the transfer of shares has not been formally completed and registered, and the Group has not obtained effective control over the entity. Accordingly, the investment has not been recognized as a subsidiary in these consolidated financial statements.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Liquidity

In assessing the Company’s liquidity, the Company monitors and analyzes its cash on-hand and its operating and capital expenditure commitments. The Company’s liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations.

The Company engages in providing a full suite of construction and engineering services. The Company’s business is capital intensive. Working deficit was approximately NIL as of December 31, 2025, as compared to working capital as of December 31, 2024 approximately SGD 1,400,000. As of December 31, 2025, cash in bank balance was approximately SGD 5,300,000 (USD 3,900,000). In addition to cash in bank, the Company also has other current assets mainly composed of accounts receivable, and contract assets. The Company had accounts receivable of approximately SGD 3,600,000 (USD 2,700,000), and contract assets of approximately SGD 9,718,550 (USD 7,191,727) as of December 31, 2025, all of them are short-term in nature and can be collected back within the Company’s operating cycles to be used to support the Company’s working capital need. On February 7, 2025, the Company closed its IPO of 2,250,000 ordinary shares. The shares were priced at $4.50 per share and the gross proceeds of this offering was $10,130,000 and raised a total of USD8,800,000 in net proceeds. The Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “FBGL” on February 7, 2025.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from SGD into USD as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of SGD 1.00 to USD 0.74, representing the noon buying rate in The City of New York for cable transfers of SGD as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of December 31, 2025. No representation is made that the SGD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

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

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash, accounts receivable, income tax recoverable and other current assets, accounts payable, taxes payable, bank borrowing, lease liabilities, due to related parties, accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 due to their short-term nature.

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

Prepayments

Prepayments represent advance payments made to the service providers for future services. Prepayments are short-term in nature and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability of the prepayments becomes doubtful. As of December 31, 2024 and 2025, there was no allowance recorded as the Company considers all of the prepayments fully realizable.

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

Deferred Offering Cost

Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the initial public offering. These costs, together with the underwriting discounts and commissions, will be charged to permanent equity upon completion of the initial public offering. Should the initial public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses. As of December 31, 2024 and 2025, the Company has incurred and deferred SGD 1,253,443 and NIL of deferred offering costs.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset group may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the asset group to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the asset group, the Company would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows. There were no impairment losses on long-lived assets for the years ended December 31, 2023, 2024 and 2025.

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

The following table presents revenue classified by timing of revenue recognition for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023 SGD	2024 SGD	2025 SGD	2025 USD
Point in time	4,701	1,350	51,682	38,245
Over time	21,805,616	13,846,198	25,809,023	19,098,677
Total revenue	21,810,317	13,847,548	25,860,705	19,136,922

The following table presents revenue by major revenue type for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023 SGD	2024 SGD	2025 SGD	2025 USD
Revenue from construction contracts	21,805,616	13,846,198	25,809,023	19,098,677
Sales of construction materials	4,701	1,350	51,682	38,245
Total	21,810,317	13,847,548	25,860,705	19,136,922

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at completion and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2023, 2024 and 2025 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

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

Advertising Costs

The Company expenses advertising costs as incurred and were included as part of selling and marketing expenses. There were no advertising costs for the years ended December 31, 2023, 2024 and 2025.

Employee Benefit Plan

Employees of the Company located in Singapore participate in a compulsory saving scheme (pension fund) for the retirement of residents in Singapore. Employees are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Company is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. Total expenses for the plan were SGD 133,455, SGD 164,390 and SGD 193,663(USD 143,311) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended December 31, 2023, 2024 and 2025.

The Company believes there were no uncertain tax positions as of December 31, 2024 and 2025, respectively. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months. The Company is not currently under examination by an income tax authority, nor has been notified that an examination is contemplated.

Segment Reporting

The ASU 2023-07: Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures provides improvements to reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple measures of segment profit or loss, provide new segment disclosure requirements for entities with a single reportable segment and contain other disclosure requirements. The ASU is effective on January 1, 2025. The ASU should be adopted retrospectively to all periods presented in the financial statements unless it is impracticable to do so. The Company adopted ASU 2023-07 for the year beginning on January 1, 2025. The adoption of ASU 2023-07 does not have a material impact on the Company’s consolidated balance sheets, statements of operations and comprehensive income (loss), cash flows or disclosures. Refer to Note 15, Segment Reporting for the inclusion of the new required disclosures.

Earnings (Loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing income available to ordinary shareholders of the Company by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31, 2024 and 2025, there were no dilutive shares.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash and accounts receivable. The maximum exposures of such assets to credit risk are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore. As of December 31, 2024 and 2025, SGD 2,983,600 and SGD 5,322,281 (USD 3,938,488) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of SGD75,000. Otherwise, these balances are not covered by insurance. The unsecured deposited amount as of December 31, 2024 and 2025 will be SGD 2,833,600 and SGD 5,172,281 (USD 3,827,488). The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

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

For the years ended December 31, 2023, 2024 and 2025, all of the Company’s assets were located in Singapore and all of the Company’s revenue were derived from its subsidiary located in Singapore. The Company has a concentration of its revenue and accounts receivable with specific customers and purchases and accounts payable with specific suppliers.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

For the year ended December 31, 2023, four customers accounted for approximately 32%, 15%, 12% and 11% of the Company’s total revenue, respectively. For the year ended December 31, 2024, three customers accounted for approximately 24%, 22% and 19% of the Company’s total revenue, respectively. For the year ended December 31, 2025, four customers accounted for approximately 62%, 22%, 8% and 6% of the Company’s total revenue, respectively.

As of December 31, 2024, three customers’ accounts receivable accounted for approximately 70%, 11%, and 10% of the total accounts receivable, respectively. As of December 31, 2025, three customers’ account receivables accounted for approximately 49%, 19%, and 18% of total accounts receivable, respectively.

For the year ended December 31, 2023, none of the suppliers accounted for 10% of the Company’s total purchases. For the year ended December 31, 2024, one of the suppliers accounted for 12% of the Company’s total purchases. For the year ended December 31, 2025, none of the suppliers accounted for 10% of the Company’s total purchases.

As of December 31, 2024, three suppliers’ accounts payable accounted for approximately 31%, 20% and 13%, respectively of the total accounts payable and three suppliers’ accounts payable accounted for approximately 16%, 12% and 10% of the total accounts payable as of December 31, 2025, respectively.

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

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2025, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

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

In July 2025, the FASB issued ASU 2025-05 - Financial Instruments—Credit Losses (Topic 326). The amendments in this Update provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity that elects the practical expedient and the accounting policy election, if applicable, should apply the amendments in this Update prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of this accounting standard update on its consolidated financial statements and disclosures.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

3. Accounts Receivable, net

Accounts receivable, net consisted of the following as of December 31:

	2024 SGD	2025 SGD	2025 USD
Accounts receivable	2,844,356	3,601,659	2,665,228
Less: allowance for credit loss	(6,170)	(6,170)	(4,566)
Accounts receivable, net	2,838,186	3,595,489	2,660,662

Movement of the allowance for accounts receivable were as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	6,170	6,170	6,170	4,566
Addition	2,750	-	-	-
Write-off	(2,750)	-	-	-
Balance at end of the year	6,170	6,170	6,170	4,566

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

4. Contract Assets/(Liabilities)

Contract assets that have billing terms with unconditional rights to be billed beyond one year are classified as non-current assets.

Contract assets consisted of the following as of December 31:

	2024 SGD	2025 SGD	2025 USD
Revenue recognized to date	18,772,315	35,779,737	26,477,005
Less: Progress billings to date	(14,965,455)	(26,061,187)	(19,285,278)
Less: Credit losses	(154,077)	-	-
Contract assets, current	3,652,783	9,718,550	7,191,727

Movement of the allowance for contract assets were as follows for the years ended December 31, 2023, 2024 and 2025 respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	-	-	-	-
Addition	396,528	154,077	-	-
Write-off	(396,528)	(154,077)	-	-
Balance at end of the year	-	-	-	-

Contract liabilities consisted of the following as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Billings in advance of performance obligation under contracts	805,163	4,037,624	2,987,842

Contract liabilities related to contracts are balances due to customers under contracts. These arise if a particular milestone payment exceeds the revenue recognized to date under the cost-to-cost method.

The movement in contract liabilities is as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	425,332	1,482,957	805,163	595,821
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(418,432)	(1,435,346)	(82,521)	(61,065)
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	1,476,057	757,552	3,314,982	2,453,086
Balance at end of the year	1,482,957	805,163	4,037,624	2,987,842

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

5. Prepayments and Other Current Assets

Prepayments and other current assets consisted of the following as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Other deposits	61,814	109,380	80,941
Prepayments	29,671	808,451	598,254
Prepayment and other current assets	91,485	917,831	679,195

6. Property, plant and equipment, net

Property and equipment, stated at cost less accumulated depreciation and amortization, consisted of the following as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Building and land	5,119,699	5,119,699	3,788,578
Furniture and fixtures	4,053	4,053	3,000
Motor vehicles	572,434	604,833	447,576
Electronic equipment	187,767	204,661	151,449
Machinery	33,993	33,993	25,155
Renovation	47,360	47,360	35,046
Forklift	69,000	98,750	73,075
Subtotal	6,034,306	6,113,349	4,523,879
Less: accumulated depreciation and amortization	(2,437,162)	(2,602,798)	(1,926,071)
Property and Equipment, net	3,597,144	3,510,551	2,597,808

Depreciation expenses of property and equipment totaled SGD 161,711, SGD 170,344 and SGD 165,636 (USD 122,571) for the years ended December 31, 2023, 2024 and 2025, respectively.

7. Investment under equity method

Components of investment under equity method are as follows as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Cost of investment in joint venture	101,000	101,000	76,760
Accumulated share of losses in joint venture	(101,000)	(101,000)	(76,760)
Total	-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

8. Leases

Financing leases as lessee

As of December 31, 2024, the Company has financing leases with the financial institutions on its consolidated balance sheet for hire purchase of motor vehicle.

The following table shows financing lease liabilities from the financial institutions, and the associated financial statement line items as follows as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Liabilities
Financing lease liabilities current	11,121	-	-

Financing lease liabilities non-current	-	-	-

As of December 31, 2024 and 2025, leased assets which are included in the “Property, plant and equipment” of the consolidated balance sheet of following as of December 31:

	2024	2025	2025
	SGD	SGD	USD
Motor vehicles at cost	128,000	128,000	97,280
Less: Accumulated depreciation	(113,067)	(128,000)	(97,280)
Motor vehicles, net	14,933	-	-

Information relating to financing lease activities during the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Financing lease expenses
Depreciation	25,600	25,600	14,933	11,050
Interest on lease liabilities	1,920	1,920	1,188	879
Total financing lease expenses	27,520	27,520	16,121	11,929

As of December 31, 2025, the Company had no outstanding lease liabilities or future lease payment obligations.

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

The following table shows the weighted-average lease terms and discount rates as of December 31, 2024 and 2025 for finance leases:

	2024	2025
Weighted average remaining lease term (Years)
Finance leases	0.58	-
Weighted average discount rate (%)
Finance leases	2.28	-

Operating leases

The Company enter a 24 months lease agreement with the related party on January 1, 2024 to rent the warehouse for storage purpose with a monthly rental fee at SGD 60,000 (USD 44,400). As of December 31, 2025, the Company reports operating leases for leasehold buildings on its consolidated balance sheets.

The following table shows operating lease liabilities and the associated financial statement line items:

	2024	2025	2025
	SGD	SGD	USD
Liabilities
Operating lease liabilities – current – related party	711,389	-	-
Operating lease liabilities – non current – related party	-	-	-
Total	711,389	-	-

As of December 31, 2024 and 2025, “Right-of-use assets, net” consisted of the following:

	2024	2025	2025
	SGD	SGD	USD
Right of use assets – related party	1,407,124	1,407,124	1,069,414
Less: Accumulated amortization	695,735	(1,407,124)	(1,069,414)
Right of use assets, net – related party	711,389	-	-

FBS GLOBAL LIMITED

Notes to Condensed Consolidated Financial Statements (Unaudited)

Information related to operating lease activities during the periods are as follows:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Operating lease expenses
Amortization	-	695,735	711,389	526,428
Interest of lease liabilities	-	24,265	8,611	6,372
Total operating lease expenses	-	720,000	720,000	532,800

Future operating lease payments as of December 31, 2025 are detailed as follows:

	SGD	USD
For the year ending December 31,
2026	-	-
Total lease payments	-	-
Less: imputed interest	-	-
Present value of operating lease liabilities	-	-
Less: Current portion	-	-
Long-term potion of operating lease liabilities	-	-

The following table shows the weighted-average lease terms and discount rates as of December 31, 2024 and 2025 for operating leases:

	2024	2025
Weighted average remaining lease term (Years)
Operating leases	1.00	1.00
Weighted average discount rate (%)
Operating leases	2.25	2.25

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

9. Accrued Expenses and Other Current Liabilities

Components of accrued expenses and other current liabilities are as follows as of December 31:

	2024	2025	2025
	SGD	SGD	USD

Accruals for operating expenses	948,421	932,814	690,282
Retention payable	268,030	694,890	514,219
Other payables	33,461	118,473	87,671
Total	1,249,912	1,746,177	1,292,172

10. Bank Borrowings

Components of bank borrowings are as follows as of December 31:

		Interest rate	2024 SGD	2025 SGD	2025 USD
UOB – Loan 1 (Property)	(1)	1.98-4.95%	242,922	128,854	95,352
UOB – Loan 2 (Bridging Loan)	(2)	2.25%	583,237	-	-
			826,159	128,854	95,352

Less: current portion of long-term bank borrowings			(696,956)	(119,007)	(88,065)
Non-current portion of long-term bank borrowings			129,203	9,847	7,287

(1)	The property loan with twenty-five years of term from February 2, 2002 to January 31, 2027 will maturity in January 2027 with interest rate at 1.68% for the per period from August 4, 2020 to August 3, 2022, 1.98% for the period from August 4, 2022 to August 3, 2023, and at 6.25% from August 4, 2023 and thereafter. The Company revised the loan on May 3, 2023 and the revised interest rate will be 1.20% plus compounded the Singapore Overnight Rate Average (SORA) reference rate for the period from June 1, 2023 to May 31, 2025, and at 2.00% plus compounded SORA reference rate for the period from June 1, 2025 and thereafter. As of December 31, 2025 the SORA rate is 3.25%.

(2)	The bridging loan with five years of term from September 30, 2020 to September 29, 2025 was maturated in October 2025 with the interest rate at 2.25%.

Interest expenses pertaining to the above bank borrowings for the years ended December 31, 2023, 2024 and 2025 amounted to SGD 75,184, SGD 64,000 and SGD 13,275 (USD 10,089), respectively.

Components of bank borrowings interest are as follows as of December 31:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
UOB – Loan 1 (Property)	13,602	14,766	7,792	5,922
UOB – Loan 2 (Bridging Loan)	36,793	25,146	5,483	4,167
Trust Receipt	24,789	24,088	-	-
Total	75,184	64,000	13,275	10,089

Maturities of the bank borrowings were as follows:

	SGD	USD
For the year ending December 31,
2026	119,007	88,065
2027	9,847	7,287
2028	-	-
Total bank borrowings repayments	128,854	95,352

Current portion of long-term bank borrowings	121,432	89,860
Non-current portion of long-term bank borrowings	9,874	7,306
Less: imputed interest	(2,452)	(1,814)
Total	128,854	95,352

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

	For the years ended December 31,
	2023 SGD	2024 SGD	2025 SGD	2025 USD
Income before provision for income taxes is attributable to the following geographic locations:
Singapore	(33,313)	(850,004)	(2,036,143)	(1,506,747)
Foreign	-	-	-	-
Total income (loss) before income taxes	(33,313)	(850,004)	(2,036,143)	(1,506,747)

The following table reconciles Singapore statutory rates to the Company’s effective tax:

	For the years ended December 31,
	2023 SGD	2024 SGD	2025 SGD	2025 USD
Profit (loss) before income taxes	(33,313)	(850,004)	(2,036,143)	(1,506,747)
Singapore statutory income tax rate	17%	17%	17%	17%

Non-deductible depreciation	-70%	-3%	-1%	-1%
Non-deductible professional fees	-467%	-9%	-6%	-6%
Other non-deductible expenses	-39%	-1%	0%	-0%
Tax rebate and exemption	673%	0%	-10%	-10%
Effective tax rate	114%	4%	0%	0%

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	2024 SGD	2025 SGD	2025 USD
Allowance for credit loss	271,841	271,841	201,162
Lease liabilities	120,936	120,936	89,493
Net operating loss carried forward	32,641	32,641	24,154
Total deferred tax assets	425,418	425,418	314,809
Deferred tax liabilities:
Right-of-use assets	(120,936)	(120,936)	(89,493)
Total deferred tax liabilities	(120,936)	(120,936)	(89,493)
Net deferred tax asset:	304,482	304,482	225,316

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income taxes for the years ended December 31, 2023, 2024 and 2025. The Company also does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

The tax years ended December 31, 2021 through 2025 for the Company’s subsidiary in the Singapore is generally subject to examination by the Singapore tax authorities.

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

(b)	54 Pandan Road Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang (also known as Poh Guan Ang) acts as the sole director in this company.

(c)	Fastfix Systems Pte Ltd

A related company under common control with FBS SG as Mr. Kelvin Ang acts as the sole director in this company.

(d)	Kelvin Ang

Present sole director and shareholder of FBS Global Limited.

(e)	Ang Poh Hwee

Project director of FBS Global Limited.

a.	Accounts receivable – related party

As of December 31, 2024 and 2025, the balances of Accounts receivable – related party were as follows:

		2024	2025	2025
		SGD	SGD	USD
Accounts receivable – related party
Fine Build-Ninefold Group Construction Company (Private) Limited	(1)	961,143	843,098	640,754
Allowance for credit loss	(1)	(961,143)	(843,098)	(640,754)
Total		-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Movement of the allowance for credit loss were as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	990,941	971,780	961,143	730,469
Exchange rate effect	(19,161)	(10,637)	(118,045)	(89,715)
Balance at end of the year	971,780	961,143	843,098	640,754

b.	Other receivables – related parties

As of December 31, 2024 and 2025, the balances of other receivables-related parties were as follows:

		2024	2025	2025
		SGD	SGD	USD
Other receivables – related parties
Fine Build-Ninefold Group Construction Company (Private) Limited	(3)	593,390	560,150	425,714
Allowance for credit loss	(3)	(593,390)	(560,150)	(425,714)
54 Pandan Road Pte Ltd	(2)	-	-	-
Ang Poh Hwee	(4)	30,000	30,200	22,348
Total		30,000	30,200	22,348

Movement of the allowance for credit loss were as follows for the years ended December 31, 2023, 2024 and 2025, respectively:

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Balance at beginning of the year	586,542	575,200	593,390	450,976
Exchange rate effect	(11,342)	18,190	(33,240)	(25,262)
Balance at end of the year	575,200	593,390	560,150	425,714

(1)	Supply construction material to the Joint Venture company. The Company may not be able to collect amounts due under COVID-19’s negative impact to the joint venture’s operation and financial condition, and the Company reserved 100% allowance for credit loss.
(2)	The Company approved a loan to 54 Pandan Road Pte Ltd on April 10, 2023, provided the loan of SGD2 million, with no interest. As of the date of this report, the Company has fully collected the loan from 54 Pandan Road Pte Ltd.
(3)	Management service provided to the Joint Venture company.
(4)	The Company paid on behalf of the director for a legal case between Newspaper Seng Pte Ltd and Ang Poh Hwee.

c.	Due to related parties

As of December 31, 2024 and 2025, the balances of amount due to related parties were as follows:

	2024	2025	2025
	SGD	SGD	USD
Due to related parties
Kelvin Ang	522,847	18,772	13,891
Total	522,847	18,772	13,891

d.	Related party transactions

	2023	2024	2025	2025
	SGD	SGD	SGD	USD
Fine Build-Ninefold Group Construction Company (Private) Limited
Supply construction material	-	-	-	-
54 Pandan Road Pte Ltd
Rental of warehouse	-	720,000	720,000	532,800
Fastfixs Systems Pte Ltd
Consultation fee	138,000	217,500	250,000	185,000
Supply of labors	43,004	263,034	448,995	332,256

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

e.	Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest. As of December 31, 2025 the commercial loan were fully repay to UOB Bank.

The Company also guaranteed a SGD 7,400,000 10-year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

13. Other receivables

EFMK Supplies Limited

Included in other receivables is an amount of SGD 4,077,692 (USD 3,017,492) advanced in relation to the Group’s intended acquisition of equity interests in EFMK Supplies Limited (“EFMK”). During the year, the Group, through its subsidiary, entered into share sale and purchase agreements with the existing shareholders of EFMK for the transfer of shares. Supporting documents, including instruments of transfer and bought and sold notes, were duly executed.

However, as of the reporting date, the transfer of shares has not been formally completed and registered with the relevant authorities, as evidenced by the latest annual return of EFMK which does not reflect the Group as a shareholder. Accordingly, the Group does not have effective control over EFMK, and the funds advanced remain restricted in use.

Subsequent to the discovery of irregularities and lack of access to the bank account of EFMK, the Group, through its legal advisors, has taken steps to safeguard the assets, including requesting the bank to suspend operations of the relevant bank account to prevent unauthorized transactions.

In view of the above circumstances, the amount has been classified as other receivables instead of an investment in subsidiary.

The Group’s Chief Executive Officer has provided a personal undertaking to support the recoverability of the amount. As at the reporting date, the CEO has dividend entitlements payable by the Company amounting to approximately SGD 5.8 million, and has agreed that such dividend entitlements may be set off against the outstanding balance in the event that the amount is not recoverable.

Based on the above undertaking and ongoing legal actions, management is of the view that the amount remains recoverable.

14. Shareholders’ Equity

Ordinary shares

The Company was established under the laws of the Cayman Islands on March 10, 2022. The authorized number of Ordinary Shares was 500,000,000 with par value of $0.001 per share. On August 2, 2022, the Company issued 11,250,000 shares to the controlling shareholder at par value of $0.001 per share. As a result, there are total 11,250,000 shares issued.

In financial year 2019 the subsidiary declared SGD 11,703,290 dividend to the shareholders and pay out the dividend SGD 4,086,016 at the same year. In financial year 2021, the subsidiaries paid out further dividend of SGD 1,300,000 on August 25, 2021 and issued 500,000 ordinary shares to pay the outstanding dividend payable on September 7, 2021. The balance of SGD 5,817,274 (USD 4,304,783) still remains in the account as of December 31, 2025.

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

15. Commitments and Contingencies

Commitments

On November 25, 2020, the Company guaranteed a 5-year commercial loan SGD 200,000 from UOB Bank to Fastfixs Systems Pte Ltd, a related party. The interest rate is fixed at 2.25% per annum and Fastfixs Systems Pte Ltd shall repay the loan over 60 monthly installments with the interest. As of December 31, 2025 the commercial loan were fully repay to UOB Bank.

The Company also guaranteed a SGD 7,400,000 10-year commercial loan on October 31, 2022, in the form of Letter of Credit from UOB Bank to 54 Pandan Road Pte Ltd, a related party. The Letter of Credit has been fully drawn down as of the date of this report.

The Company also has a banker’s guarantee totaling SGD 4.6 million (USD 3.4 million) from UOB Bank for the ongoing projects as of December 31, 2025. These guarantees are at the request of the main contractor or owner as a security deposit for the performance of the Company obligations under the contracts. All the banker’s guarantee will expired before September 24, 2028.

As of December 31, 2025, the future minimum payments under certain of the Company’s contractual obligations were as follows:

Payment Due In
	Total SGD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Bank borrowings	128,854	119,007	9,847	-	-
Financing lease	-	-	-	-	-
Operating lease	-	-	-	-	-

FBS GLOBAL LIMITED

Notes to Consolidated Financial Statements

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matters will have a material adverse effect on its consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of December 31, 2024 and 2025, the Company is not involved in any material legal or administrative proceedings except for the case below with regards to its subsidiary FBS SG, which matter is now resolved.

16. Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision-making group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning on this annual report for the year ended December 31, 2025, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to the Company’s financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in Singapore. All of the Company’s revenue was in Singapore for the years ended December 31, 2023, 2024 and 2025, based on the location of the customers.

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

	For the Years Ended December 31,
	2023 SGD	2024 SGD	2025 SGD	2025 USD
Revenue
Supply materials	4,701	1,350	51,682	38,245
Revenue from contracts	21,805,616	13,846,198	25,809,023	19,098,677
Total revenue	21,810,317	13,847,548	25,860,705	19,136,922

Cost of revenue
Subcontracting costs	8,612,283	4,817,236	9,321,014	6,897,551
Material costs	6,282,505	3,686,385	8,290,531	6,134,993
Labor costs	3,048,639	2,521,648	3,357,680	2,484,683
Equipment rental costs	477,253	171,915	171,885	127,195
Overhead costs	744,797	1,400,288	2,092,391	1,548,369
Total cost of revenue	19,165,477	12,597,472	23,233,501	17,192,791
Gross profit	2,644,840	1,250,076	2,627,204	1,944,131

Operating expenses
Provision for credit losses	399,278	154,077	-	-
Employees’ salaries and benefit	895,520	1,066,971	1,341,556	992,751
Depreciation	161,712	170,343	165,636	122,571
Legal and Professional fees	905,287	465,242	1,997,257	1,477,971
Administrative expenses	330,793	360,768	379,197	280,606
Research and development expenses	-	-	674,500	499,130
Total operating expenses	2,689,590	2,063,324	4,558,146	3,373,029

Loss from operations	(44,750)	(967,325)	(1,930,942)	(1,428,898)

Other income (expense)
Interest expenses, net	(77,104)	(65,921)	(14,463)	(10,702)
Finance expense, net	(8,096)	(4,273)	(7,480)	(5,536)
Other income	99,543	140,656	199,180	147,393
Foreign exchange (loss) gain, net	(2,906)	46,859	(282,438)	(209,004)
Total other income (expenses), net	11,437	117,321	(105,201)	(77,849)

Loss before provision for income taxes	(33,313)	(850,004)	(2,036,143)	(1,506,747)
Income tax benefit	37,998	35,638	-	-
Net income (loss)	4,685	(814,366)	(2,036,143)	(1,506,747)

17. Subsequent Events

The Company evaluated all events and transactions that occurred after December 31, 2025 up through the date the Company issued these financial statements and noted that there are no other subsequent events that would require recognition or disclosure in the Company’s consolidated financial statements.

Item 19. Exhibits

Exhibit No.	Description of document
1.1	Amended Memorandum of Association of the Registrant (incorporated by reference to Exhibit 1.1 to the Form 20-F filed on May 15, 2025)
1.2	Second Amended and Restated Articles of Association of the Registrant (incorporated by reference to Exhibit 1.2 to the Form 20-F filed on May 15, 2025)
2.1*	Description of Share Capital
8.1	Subsidiaries (incorporated by reference to Exhibit 8.1 to the Form 20-F filed on May 15, 2025)
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Form 20-F filed on May 15, 2025)
12.1*	Certification of Chief Executive Officer (Principal Executive Officer) pursuant to Rule 13a-14) a of the Securities and Exchange Act, as amended
12.2*	Certification of Chief Financial Officer (Principal Financial Officer) pursuant to Rule 13a-14) a of the Securities and Exchange Act, as amended
13.1**	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Form 20-F filed on May 15, 2025)

*	Filed herewith.

**	Furnished herewith. This certification is being furnished solely to accompany this report pursuant to 18 U.S.C. Section 1350, and is not being filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and is not to be incorporated by reference into any filings of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

80

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2026

FBS Global Limited

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

By:	/s/ Chong Ye
Name:	Chong Ye
Title:	Chief Financial Officer

81